                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

         [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from            to

                         Commission file number 0-30040

                                  VOICEIQ INC.
                  ---------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                  VOICEIQ INC.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)

                           Province of Ontario, Canada
                  ---------------------------------------------
                 (Jurisdiction of incorporation or organization)

                                240 Riviera Drive
                         Markham, Ontario L3R 5M1 Canada
                  ---------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                           Common Shares, no par value
                  ---------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None
                  ---------------------------------------------
                                (Title of Class)

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report.

                                   13,145,896
                                   ==========

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X . No .

         Indicate by check mark which financial statement item the Registrant
has elected to follow. Item 17   . Item 18 X .
                              ---         ---

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

         Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

         Not applicable.

ITEM 3.  KEY INFORMATION.

         A.  SELECTED FINANCIAL DATA.

         Following is selected financial data of the Company, expressed in Canadian dollars, for each of the last five fiscal years ended September 30, calculated in accordance with Canadian generally accepted accounting principles, which differ substantially from United States generally accepted accounting principles. See Note 18 to the financial statements.

                                                SIX MONTHS
                                               MONTHS ENDED
                                               (unaudited)
                                 03/31/01        03/31/00         03/31/99
                                    $               $                $
Sales                            2,541,848       2,759,661        1,208,772
Cost of Sales                    1,499,410       1,005,020          670,711
Loss from Operations           (3,883,968)       (761,234)      (1,600,981)
Loss for the period            (4,247,224)       (758,298)      (2,102,731)
Loss per share                       (.25)           (.09)            (.38)
Total assets                    10,540,191       7,464,954        4,300,987
Liabilities                      1,492,156       2,049,747        1,067,035
Long term debt                   1,025,896       2,262,079        3,201,871
Dividends declared per share           Nil             Nil              Nil
Share Capital                   31,124,474      18,151,301       10,760,209
Deficit                       (23,102,335)    (14,998,173)     (10,574,738)
Shareholders' equity             8,022,139       3,153,128          185,471


                                                        YEARS ENDED SEPTEMBER 30

                                 9/30/00        9/30/99         9/30/98          9/30/97        9/30/96
                                   $              $               $                $              $
Sales                           7,167,514      2,889,244       1,763,345        1,442,768       1,059,236
Cost of Sales                   2,353,783      1,956,965       1,118,712          994,304         722,368
Loss from Operations          (2,407,050)    (5,134,946)     (3,443,380)      (2,176,162)     (1,133,814)
Loss for the period           (4,607,536)    (5,767,468)     (4,050,911)      (2,252,134)     (1,120,389)
Loss per share                     (0.53)         (1.02)          (1.05)           (0.81)          (0.57)
Total assets                    6,850,379      3,733,695       5,460,255        2,411,381       2,574,720
Liabilities                     3,905,114      5,901,597       3,172,053        1,752,597         733,444
Long term debt                    945,706      2,770,327         991,628          520,710         393,493
Dividends declared per share          Nil            Nil             Nil              Nil             Nil
Share Capital                  21,792,276     12,071,573      10,760,209        5,079,880       4,010,238
Deficit                      (18,847,011)   (14,239,475)     (8,472,007)      (4,421,096)     (2,168,967)
Shareholders' equity            2,945,265    (2,167,902)       2,288,202          658,785       1,841,276

         All dollar amounts herein are expressed in Canadian dollars1, unless otherwise indicated. Reference is made to footnote number 1 for a summary of the exchange rates between the U.S. and Canadian dollars.


--------------------

     1 The following table sets forth the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years 1996 - 2000 and for October 1, 2000 - June 30, 2001.

                  AVERAGE

1996               .7332

1997               .7286

1998               .6742

1999               .6744

2000               .6723

                             LOW               HIGH

October 2000                .6547             .6687

November 2000               .6410             .6552

December 2000               .6969             .6669

January 2001                .6595             .6692

February 2001               .6494             .6697

March 2001                  .6336             .6491

April 2001                  .6333             .6510

May 2001                    .6435             .6532

June 2001                   .6516             .6604

         The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. At July 9, 2001, one Canadian dollar, as quoted by Reuters and other sources at 4 P.M. Eastern Time for New York foreign exchange selling rates (for bank transactions of at least $1,000,000), equaled $.6575 in U.S. dollars. (Source: The Wall Street Journal)

         Reference is made to Note 18 of the Company's audited financial statement for the year ended September 30, 2000, in "Item 18. Financial Statements" for a description of the differences between Canadian and United States generally accepted accounting principles, and how these differences affect the Company's financial statements.

         The following table sets forth how the Selected Financial Data presented above would be presented under United States generally accepted accounting principles ("US GAAP") for the fiscal years ended September 30, 2000, 1999, and 1998:


                         FISCAL YEARS ENDED SEPTEMBER 30
                                                         2000               1999              1998
                                                           $                  $                 $
Net Loss Before Discontinued Operations
According to US GAAP                                  (4,723,658)       (5,912,752)       (2,820,196)
Loss for the Period According to US GAAP              (4,723,658)       (5,912,752)       (2,872,349)
Deficit, end of year                                 (18,919,233)      (14,195,575)       (8,282,823)
Net Loss per common share before
discontinued operations, basic and diluted                 (0.54)            (1.04)            (0.73)
Discontinued Operations                                                      (0.01)
Net Loss per common share, basic and diluted               (0.54)            (1.04)            (0.74)
Intangibles                                                55,957            66,456            73,144
Shareholders Equity                                     1,992,466       (2,204,618)         1,710,522


         B. CAPITALIZATION AND INDEBTEDNESS.

         Not applicable.


         C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

         Not applicable.


         D. RISK FACTORS.


                       RISK FACTORS AFFECTING THE COMPANY

         The business of the Company entails significant risks, and an investment in the Company's common shares (`Shares") should be considered highly speculative for a variety of reasons. An investment in the Shares should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. In addition to the usual risks associated with investment in a business, the following is a general description of significant risk factors, which should be considered.

         LACK OF PROFITABLE OPERATIONS/DEPENDENCE UPON EXTERNAL FINANCING. Since its inception, and despite the fact that it has generated revenues from operations, the Company has not been profitable. As of September 30, 2000, the Company had an accumulated deficit of approximately $18.8 million. Accordingly, the Company's business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as competition and viable operations management. The future earnings, if any, and cash flow from operations of the Company are dependent, in part, on its ability to further develop and market its products. There can be no assurances that the Company will grow and be profitable. The Company is currently dependent upon external sources of financing to fund its operations. If sufficient cash flow from operations or earnings are not generated in the future, additional financing will be required. There is no assurance that such external financing will be secured or, if secured, be on terms acceptable to Management.

         ADDITIONAL FINANCING REQUIREMENTS AND ACCESS TO CAPITAL. The Company may need to raise additional funds to provide working capital for its ongoing operations, bring its products to market and establish manufacturing and marketing capabilities and for other purposes. The Company's future capital requirements will depend on many factors, including continued progress in its research and development programs, competing technological and market developments, the cost of manufacturing scale_up, effective commercialization activities and arrangements and other factors, some of which are outside of the Company's control. The Company intends to seek additional funding through public or private financings. Adequate funds may not be available when needed or at all or on unattractive terms. Insufficient funding may necessitate the Company to scale back or eliminate some or all of its research and development programs or license to third parties products or technologies that the Company would otherwise seek to develop itself.

         DISPUTE WITH LERNOUT & HAUSPIE/LITIGATION POTENTIAL. Beginning in 1998 the Company engaged in a series of transactions with Lernout & Hauspie Speech Products, N.V. ("L&H"). These transactions resulted in L&H becoming a major shareholder of the Company. At July 5, 2001, L&H was the beneficial owner of 1,559,090 Shares or 7.2% of the outstanding Shares. On November 29, 2000 L&H filed for protection under Chapter 11 of the U.S. Bankruptcy Act. On April 30, 2001, The Wall Street Journal published an article in which it stated that the founders of L&H, Jo Lernout and Pol Hauspie, along with Nico Willaert, L&H's former Vice-Chairman, were arrested in Belgium on charges of forgery and stock manipulation. The article also stated that L&H had decided to sell its assets to repay L&H's debts, and that Management of L&H has warned that L&H might become insolvent before buyers for all of L&H's assets, which include 7% of the Company's Shares, could be found. The sale of approximately 7% of the Company's Shares under these conditions could have a depressive effect on the price of the Shares.

         The Company believes that it was induced to enter the series of transactions mentioned above with L&H based upon publicly available information which Management of the Company now believes was materially inaccurate at the time. Management is seeking to unwind certain of its transactions with L&H and has demanded damages from L&H. In connection with its dispute with L&H, share certificates for 650,000 Shares relating to the attempted exercise of share purchase warrants were never distributed to L&H because L&H never fully paid for the Shares. The Company has informed L&H that it does not intend to deliver the share certificate for 650,000 Shares. It is possible that L&H may commence litigation to obtain these Shares and the Company may face liability if it is ultimately determined that it improperly refused to provide the certificate to L&H.

         It is possible that the Company may commence litigation against L&H regarding its claims or that the Company could be named as a party in a litigation brought by third parties or regulatory bodies arising from its involvement with L&H. Litigation would be very time consuming, expensive, and otherwise cause a tremendous distraction to Management. Furthermore, the course of any litigation, including the outcome, is impossible to determine. It is possible that the results arising from any such litigation may not be satisfactory, or perceived as satisfactory, by outside parties, including the investment community.

         FLUCTUATIONS IN PERIODIC RESULTS. The Company's operating results can vary substantially from period to period. Planned operating expenses are normally targeted to planned revenue levels for the period and are incurred ratably throughout the period. If expenses remain relatively fixed, and the Company's revenues are less than planned in any quarter, the Company's operating results would be adversely affected for that quarter. In addition, incurring unplanned expenses could adversely affect operating results for the period in which such expenses are incurred.

         Failure to achieve periodic revenue, earnings and other operating and financial results as anticipated by brokerage firms or industry analysts could result in an immediate and adverse effect on the market price of the Shares. The Company may not discover, or be able to confirm, revenue or earnings shortfalls until the end of a quarter, which could result in a greater immediate and adverse effect on the price of the Shares.

         PRODUCT DEVELOPMENT. The Company's long-term success will depend on its ability to enhance its product offerings and to introduce new products on a timely and cost-effective basis which meet the needs of its current and future customers. The Company remains committed to adding new technologies and products through continued investments in research and development and through strategic alliances. However, there can be no assurance the Company will be successful in developing new products or in enhancing existing products or that new or enhanced products will meet market requirements. The Company has, from time to time, experienced delays in introducing new products. Future delays could adversely impact acceptance of and revenue generated from the sale of any delayed products.

         COMPETITION. The Company competes with an array of established and emerging companies. Many of these companies have greater financial, technological and personnel resources than those of the Company. Some competitors may be willing to offer lower price or other favorable terms for its products. This could result in pressure on the Company to reduce prices on its products. Moreover, new competitors, new technology and new marketing techniques may cause customer confusion, thereby lengthening the sales cycle process for the Company's products and reducing overall demand.

         RETENTION OF KEY PERSONNEL. The Company's ability to achieve its revenue and operating performance objectives will depend in large part on its ability to attract and retain technically qualified and highly skilled sales, consulting, technical, marketing and management personnel. It vies for all of its personnel with other companies, where competition for such personnel is intense and is expected to remain so for the foreseeable future. Failure to recruit and retain its key employees could adversely affect the Company's business and operating results.

         SALES CHANNELS. The Company has both indirect and direct product resale channels in the United States. The existence of direct and indirect sales channels may lead to internal competition for the same customer, pressure by current and prospective customers for price reductions on the Company's products and reductions in the Company's gross margin and operating profit.

         SUPPLIER DEPENDENCE. Some of the Company's products contain critical components supplied by a single or a limited number of third parties. The Company may be required to purchase a substantial inventory of such components to ensure an available supply of its product for sale. Any significant shortage of these components or the failure of the third party supplier to maintain or enhance these products could lead to cancellations of customer orders or delays in placement of orders which could materially, adversely affect the Company's results of operations. If the Company's purchase of such components exceeds demand, the Company could incur losses or other charges in disposing of excess inventory, which could also materially adversely affect the Company's operating results.

         PROPRIETARY TECHNOLOGY. The Company owns all of its key technologies. However, as the development of its products continues, the functionality of its products may overlap with competitor's products, and as a result, may become subject to claims of intellectual property infringement by third parties. To date, the Company is unaware of infringement claims made or planning to be made against it. There can be no assurance that, in the future, third parties will not assert infringement claims against the Company, or require the Company to obtain a license for the intellectual property rights of third parties. There can be no assurance that such licenses, if required, will be available on reasonable terms, or at all.

         POTENTIAL CONFLICTS OF INTERESTS. Some of the directors and officers of the Company are also directors and officers of other companies. Consequently, there exists the possibility for these persons to be in a position of conflict. Any decision made by any of such directors and officers involving the Company are required to be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, each of the directors of the Company are required to declare a conflict in, and refrain from voting on, any matter in which such director may have a conflict of interest. Reference is made to "Related Party Transactions".

         RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS. The Company's operations are currently located in Canada and Australia, with sales worldwide. There are certain risks inherent in international operations including, but not limited to, remote management, unexpected changes in regulatory requirements, export restrictions, export controls relating to technology, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates, and potential adverse tax consequences, which could materially adversely affect the Company's business, operating results, and financial condition.

         PATENTS AND PROPRIETARY TECHNOLOGY. The Company has filed a patent application for DOS compatible dictation and voice mail systems in the United States and in other countries. The Company has been issued a patent covering product streaming, a fundamental aspect of its technology. The Company relies, to a significant extent, upon unpatented trade secrets, know how, and copyright protection in respect of its proprietary software. No assurance can be given that others will not independently develop substantially equivalent trade secrets or know how or infringe upon the Company's intellectual property.

         The Company also relies on protecting its proprietary technology, in part, through confidentiality agreements with its corporate collaborators, employees, consultants and certain contractors. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or independently discovered by its competitors. It is possible that the Company's products or processes will infringe, or will be found to infringe, patents not owned or controlled by the Company. If any relevant claims of third_party patents are upheld as valid and enforceable, the Company could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses or redesign its products or processes to avoid infringement. There can be no assurance that such licenses would be available at all or on terms commercially reasonable to the Company or that the Company could redesign its products or processes to avoid infringement.

         Litigation may be necessary to defend against claims of infringement, to enforce patents issued to the Company or to protect trade secrets. Such litigation could result in substantial costs and diversion of management efforts regardless of the results of such litigation and an adverse result could subject the Company to significant liabilities to third parties, require disputed rights to be licensed or require the Company to cease using such technology.

         TECHNOLOGICAL CHANGE AND COMPETITION. The industry in which the Company competes, developing software systems and technology, continues to undergo rapid change and competition is intense and is expected to increase. There can be no assurance that competitors have not or will not succeed in developing technologies and products that are more effective than any which have been or are being developed by the Company or which would render the Company's technology and products obsolete and noncompetitive. Many of the Company's competitors have substantially greater experience, financial and technical resources and production, marketing and development capabilities than the Company. Accordingly, competitors may succeed in obtaining regulatory approval for products more rapidly or effectively than the Company. The Company also will be competing with respect to manufacturing efficiency and sales and marketing capabilities.

         DEPENDENCE ON THIRD PARTIES. The Company's strategy for the expanded commercialization of its products includes entering into various technology integration agreements with corporate collaborators, with complementary technology. The Company's commercial success is, in part, dependent upon these parties fulfilling their respective obligations pursuant to these agreements. The amount and timing of resources such third parties will devote to these activities are not within the control of the Company. There can be no assurance that such parties will perform their obligations as expected or that the Company will derive any revenue from such agreements. There can be no assurance that these collaborations will result in the development of any commercial products. The Company intends to seek additional collaborative arrangements with additional third parties to develop and commercialize certain of its products. There can be no assurance that the Company will be able to negotiate collaborative agreements on favorable terms, or at all, in the future, or that its current or future collaborative agreements will be successful.

         PRODUCT LIABILITY EXPOSURE. The Company faces an inherent business risk of exposure to product liability and other claims in the event that the development or use of its technology or prospective products is alleged to have resulted in adverse effects. Although the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant liability exposure. Although the Company currently carries product liability insurance, there can be no assurance that the Company has sufficient coverage, or can obtain sufficient in the future at a reasonable cost. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products developed by the Company. A product liability claim could have a material adverse effect on the Company's business, financial condition and results of operations.

         RISKS RELATED TO POSSIBLE ACQUISITIONS. The Company may expand its operations or product offerings through the acquisition of additional businesses, products or technologies. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies into the Company without substantial expenses, delays or other operational or financial problems. Furthermore, acquisitions may involve a number of special risks, including diversion of Management's attention, failure to retain key acquired personnel, unanticipated events or circumstances, lawsuits and legal liabilities, some or all of which could have a material adverse effect on the Company's acquired businesses, products or technologies. Furthermore, there can be no assurance that any acquired business, product, or technologies will be profitable or achieve anticipated revenues and income. The failure of the Company to manage its acquisition strategy successfully could have a material adverse effect on the Company's business, results of operations and financial condition.

         VOLATILITY OF STOCK PRICE AND ABSENCE OF DIVIDENDS. The market price of the Shares, like that of the common shares of many other software companies, has been and is likely to remain highly volatile. Factors such as its strategic alliances or its competitors, announcements of technological innovations or new products by the Company or its competitors, governmental regulatory actions, developments with the Company's collaborators, developments concerning patent or other proprietary rights of the Company or its competitors (including litigation), period_to_period fluctuations in the Company's operating results, changes in estimates of the Company's performance by securities analysts, market conditions for shares of software companies in general and other factors beyond the control of the Company could have a significant adverse impact on the market price of the Shares. The Company has never paid cash dividends on its Shares and does not anticipate paying any cash dividends in the foreseeable future.

ITEM 4. INFORMATION ON THE COMPANY.

         A. History and Development of the Company.

         VoiceIQ Inc. (hereinafter referred to as the "Company" or "VIQ") was incorporated pursuant to the laws of the Province of Alberta by certificate of incorporation on July 12, 1993 under the name Torque Industries Inc. On March 15, 1994, the Corporation acquired The BCB Technology Group Inc. ("BCB Technology"), a private Ontario corporation, through a share exchange. By articles of amendment dated March 18, 1994, the name of the Company was changed to BCB Holdings Inc. By articles of continuance dated October 1, 1996, the Company was continued under the laws of Ontario. By articles of amendment dated August 17, 1998 and August 31, 1998, the Company changed its name to BCB Voice Systems Inc. and consolidated its common shares ("Shares") on a 1-for-10 basis; unless otherwise indicated, all references to Shares in this annual report gives effect to this consolidation. By articles of amendment filed on October 4, 2000, the name of the Company was changed to VoiceIQ Inc. The name change was intended to reflect the Company's vision of bringing intelligent conversational computing to a broad number of markets through the delivery of a complete voice-operating platform that utilizes artificial intelligence to enable secure voice-driven transactions, sophisticated internet and database searches and data mining applications within mobile, desktop, telephony, handheld and e-commerce environments. The architecture of the platform is an open standard based and include public specifications. Please refer to the Glossary herein for definitions of technical terms used in this document.

         The registered and principal office of the Company is located at 240 Riviera Drive, Markham, Ontario, L3R 5M1. Its telephone number is (905) 948-8266.

         During the three years ended September 30, 2000, the Company spent a total of $1,561,142 on capital expenditures and acquisitions. Its largest expenditures related to its acquisition in April 2000 of a 36.5% interest in International Neural Machines

Incorporated ("INM"), a company based in Ontario, Canada. The Company purchased 36.5% of the issued common shares, and a $625,000 10% debenture, of INM for a purchase price of $2,270,000 which was satisfied by the payment of $1,250,000 and the issuance of 400,000 Shares at a deemed price of $2.55 per Share.

         In March 2001, the Company entered into agreements to acquire the remainder of INM's outstanding shares. The agreements enabled the Company to acquire the remaining 63.5% of INM through the issuance of 4,316,000 of its Shares. This transaction was completed in May 2001.

         The Company funded a 10-month development program with INM relating to building an intelligent voice platform for the Company, for which the Company paid INM $100,000 per month. The Company has continued to advance $100,000 per month, and has advanced a total of $1,300,000 to date. This development program will enable the Company to incorporate speaker verification and identification, speech to text and text to speech conversion, keyword spotting, advanced concept-based search and retrieval on transcribed text and data mining activated through natural query language in its Intelligent Voice Operating Platform as well integrate this technology into the Company's current products such as Courtflow and Voiceflow.

         INM has developed Artificial Intelligence software that assists companies to detect fraudulent practices in the financial services industry. INM believes that, through the use of a combination of processing technique and its advanced cognitive technology, its software offers one of the most comprehensive fraud detection solutions on the market.

         In March 2001, the Company acquired 50% of B2G Legal Pty Limited ("B2G"), an Australian company. B2G owns 100% of Auscript Pty Limited which Management believes is the largest court reporting services company in Australia. Reference is made to "Business Overview-Acquisition of Interest in B2G Legal Pty Limited."

         Beginning in 1998 the Company engaged in a series of transactions with Lernout & Hauspie Speech Products, N.V. ("L&H"). These transactions resulted in L&H becoming a major shareholder of the Company beneficially owning 7.21% of the Company's Shares on June 15, 2001. In November 2000 L&H filed for protection under Chapter 11 of the U.S. Bankruptcy Act. The Company believes that it was induced to enter the agreements with L&H based upon publicly available information which Management of the Company now believes was materially inaccurate at the time. Management is seeking to unwind certain of its transactions with L&H and has demanded damages from L&H. Reference is made to "Risk Factors" and "Related Party Transactions" for a description of the Company's various dealings with L&H.

         B. Business Overview (2).

         The Company develops software and systems that capture, digitize, compress and store voice from a variety of sources, including microphones, telephones and hand held recorders. The software can be used to manage the flow of voice files over virtually any computer network, including the Internet. The Company supplies, through a network of distributors and dealers, solutions to end-users ranging from individual medical and legal practices to large hospitals, legislative assemblies, courthouses and general businesses.

         The Company is the first digital recording vendor to adopt TrueSpeech(TM), a compression algorithm used with digital voice files that Microsoft has embedded in its Windows(TM) operating system. This allows the Company to compress a voice file at least 75% smaller than any ADPCM-based competitor's algorithm and send it to any PC operating under Windows(TM), where the voice file can easily be played back with no additional software. Also, Management believes the open architecture of its software gives the Company a competitive advantage, enabling it to use other standard compression algorithms and adapt to newer ones as they become available.

         The Company's main focus now is on its sales channel development and marketing. With the acquisition of INM complete, the Company plans to integrate its technology with compatible technology, products and systems in related fields including voice recognition, case management, document management, medical workflow software, speech-to-text and text-to-speech, data mining and voice authentication. See "Description of International Neural Machines Incorporated".

         Since its inception, the Company has focused on developing open-architecture, PC-based digital recording and voice file management systems. Historically, the systems were comprised of special hardware cards, which were installed inside voice processor PCs, plus application software and peripherals such as microphones and foot pedals. This modular approach offered flexibility and systems were configured to meet specific customer needs at competitive prices.

         Introduced in 1993, the Company's flagship product has been PC-DART(TM) (Digital Audio Record and Transcribe) and was based on proprietary "packet streaming" technology developed and patented by the Company. This product has evolved into PC-DART(TM) VoiceFLOW and PC-DART(TM) CourtFLOW(TM), which have gained acceptance in the healthcare and legal markets.


---------------------

(2) See Glossary for terms used throughout this Annual Report.

         In 1998, in order to increase margins on sales and to reduce inventory requirements, the Company began to shift from producing products that combined proprietary hardware and software to systems which are based on software only, with the result that the Company now produces only the software portion of its systems, and the required hardware, such as foot pedals, hand microphones, with and without bar code readers, VP chassis plus certain computer cards, is sourced from third parties.

         The Company's products are engineered based upon the philosophy of "Voice as Data". In the past, the data elements that have most typically been used were alphanumeric text, relational links and still images. While these elements have been able to capture and encapsulate many types of information, they lack the ability to convey the nuances and subtleties of the human voice.

         Historically, voice data has been recorded on analog audio tapes and was considered too large to use efficiently in computer applications. The opportunity to change this paradigm arose when Microsoft embedded into its Windows(TM) operating system a high quality voice format which provided superior speech compression (TrueSpeech(TM)). This technological advancement enabled voice data to be stored inexpensively on desktop computers and transmitted quickly over standard networks.

         The Company believes that it is the first systems vendor to offer users the ability to treat voice as a distinct data element. The Company's technology allows voice files to be searched, manipulated, stored in a database and linked to other data elements. The Company utilizes a unique method of capturing, digitizing, compressing, storing and routing voice files which can then be moved across virtually any type of network, particularly the Internet.

         The Company's  Products

         The Company's products encompass the entire voice data management process. They capture voice data in digital form at the point of origin from a wide variety of input devices, transform the audio files into highly compressed packages and send them to their destination, where the data is processed or stored. The Company's products address a broad and growing array of markets wherever it is desirable to communicate by voice and preserve a record of such communication for quick recall, playback, distribution and transcription.

         All of the Company's products are modular and scalable, permitting the Company to provide the appropriate voice data management system for any size installation at a highly competitive price. The Company produces two categories of solutions: entry-level and network-based.

         Entry-level products make digital recording and transcribing dictation easy and affordable for small organizations. These solutions are aimed at individuals for use on a stand-alone basis or small work groups who may be linked through the Internet or local networks. The Company's entry-level products include the Olympus DS3000 PlayALL combination, QuickCALL and VoiceMIC. Typical entry-level products are sold at prices ranging from under $1,000 U.S. to $5,000 U.S.

         Network-based users range from professionals linked through a local area network with an Internet gateway to large corporations having an unlimited number of users that are linked through any type of computer network or Intranet. The Company's network-based solutions include VoiceFLOW, CourtFLOW and MURF. Typical small business and CourtFLOW solutions (less than 25 users) sell from $5,000 U.S. to $50,000 U.S. Typical enterprise solutions (more than 25 users) sell from $50,000 U.S. to $250,000 U.S. or more. Typical MURF solutions sell for more than $100,000 U.S.

         The Company purchases foot pedals, headsets and cables from third parties, which are manufactured according to the Company's specifications. The Company's in-house employees conduct the quality testing prior to release of the products to customers. The Company employs three persons to monitor the quality of its products.

         The Company's current products are described below.

         PLAYALL(TM). The Company's entry-level transcription product is a software-only stand-alone transcription solution that plays back audio dictation files using only a SoundBlaster(TM) compatible sound card. The software will ship with Olympus DS3000, a portable digital hand held recorder. No other proprietary hardware is required, although an external reader is necessary for downloading dictation files into a multimedia PC, and software is provided to effectively control the application.

         The Olympus DS3000 and PlayALL combined enable any office to have trained transcriptionists on an as-needed basis only, thus reducing costs and increasing efficiency. These two products are designed for transcription companies, medical clinics or small law firms with a relatively small volume of dictation by authors who are mobile.

         QUICKCALL(TM). QuickCALL is a standalone software package that combines with a third-party telephone dictation card. This product is used to manage and route telephone-based dictations. QuickCALL offers telephone dictation, review capabilities and basic administration tools for small offices needing phone-based dictation solutions. Authors and transcriptionists can work from any location provided they have access to a touch-tone telephone.

         VOICEMIC(TM). VoiceMIC is voice recording software that allows the user to dictate directly into their personal computer. The product will ship with Philips(TM) new SpeechMIKE(TM), an integrated mouse/microphone/barcode scanner. It is especially effective in medical environments because VoiceMIC provides a transparent gateway with existing medical applications to allow for the use of dictation so that workflow information may be captured on the fly and stored as voice data. The software is also Internet-enabled and allows users to speak through their e-mails.

         VOICEFLOW(TM). VoiceFLOW is the Company's dictation and workflow management system for medical applications. It is a complete databased network solution for moving and managing voice files. VoiceFLOW systems are designed for any number of users, typically ranging from eight to several hundred and are aimed at customers who generate large volumes of dictation and are in need of sophisticated management of voice files.

         In the case of larger businesses, or enterprise-size users, the VoiceFLOW system is designed to handle high volumes of dictation and intricate workflow streams. It is expandable to an unlimited number of ports and provides solutions where management of a group of authors and transcriptionists with different needs is required.

         The VoiceFLOW software package is a collection of integrated software programs with numerous reporting and utility features.

         COURTFLOW.(TM) The CourtFLOW system is similar to the VoiceFLOW solution but has been customized for use in courtrooms. For example, the software has features that allow management of lawyers, prosecutors and witnesses and can even interface with the court docketing system so that defendant lists can be downloaded without the need to re-enter names.

         CourtFLOW allows an in-courtroom reporter to annotate speaker names and events directly into a PC while the trial is proceeding. These annotations and names are automatically married to the audio. The end result is a seamless user interface that allows a reporter to visually see who is speaking while listening to the digital recording and producing a transcript.

         The CourtFLOW system is comprised of four parts: LAN, Voice Server, Voice Processor(s), and an annotate/control station. In a typical courthouse, a LAN and associated cabling is already in place. To this existing infrastructure, a CourtFLOW server is added using any high-speed Pentium-based PC. Only one CourtFLOW server is required per courthouse (and this server can support all courtrooms in the courthouse).

         Voice Processors and annotate/control stations are required in each courtroom and use a third party's hardware within an industry standard chassis. All microphones in the courtroom are plugged into the Voice Processor, and an audio playback capability (powered speakers) is provided at the annotate/control station for reviewing testimony within the courtroom itself. While installation in the initial courtroom is expensive ($30,000 U.S.+), it provides the entire infrastructure necessary for all other courtrooms within the same court house; additional courtrooms generally cost $10,000 U.S. each to install.

         MURF(TM). The MURF (Multiple Unit Recording Facility) is a product designed for the legislative assembly digital recording market. A MURF system resembles the CourtFLOW enterprise installation with the major differences being one of scale and the software installed. While a courtroom uses 4-8 microphones to record voices, a large legislative assembly may use 20 or more microphones. MURF systems are all network-based in nature using a LAN, a Voice Server and multiple Voice Processors. The MURF system has been installed in the House of Commons in Ottawa since 1994. MURF is also installed in the Canadian Senate, the legislative assembly in the Province of New Brunswick, the Danish Parliament and the legislative Parliaments of the State of Victoria in Australia and the Territory of Nunavut. The Company's MURF system is Hansard-qualified, the highest standard for legislative transcription services.

MARKETS

         The Company considers the world its potential market. Currently over 70% of its revenues involve exports. The current exports are predominantly to the United States, but also include South Africa, Denmark, Australia and the United Kingdom. It is anticipated by the Company that a comparable ratio of exports will continue for the core products. The market mix percentages by product line for the past three years are as follows:


Products              2000        1999      1998        Market Segments

Courtflow              33%         45%        40%       Courts

Voiceflow              40%         40%        50%       Medical

MURF                    9%         15%        10%       Legislative Assemblies

License/Royalties      18%          -          -        All Market Segments

         The major markets on which the Company is focused are courts and healthcare, with legislative assembly, legal and general business markets also increasing in importance. Rapid growth is expected in the primary markets as an increasing number of courts and hospitals acquire the infrastructure to utilize digital systems and replace outdated analogue (tape-based) systems. The Company already has multiple installations of its software in these markets.

         The voice data market is growing rapidly as the replacement of traditional tape-based recording devices with digital systems accelerates. The Company's strategy is to focus first on healthcare and courtroom applications to demonstrate the benefits of incorporating voice as data within today's information systems. These markets are clearly defined and easily targeted.

         The benefits of digital systems are being seen in other sectors as well, such as law enforcement, sales automation and technician-performed maintenance in the field. Included in this market is telephone recording for emergency services, securities trading, insurance claims handling and any other segment that needs to record, store and index ongoing verbal transactions. These are long-term markets that the Company will target.

         The following analysis provides an overview of the courts and healthcare markets.

         COURTS. The courtroom digital recording industry is in its infancy. The digital recording market for courtrooms is expected to grow significantly as legislative assemblies and courtrooms move to replace analog and other outdated systems. In the U.S. alone, there are approximately 40,000 courtrooms and an equal or greater number of quasi-judicial hearing rooms as well as state legislatures, county administration and municipal council rooms, all of which have some form of recording system. Few of these facilities have installed digital recording systems and administrators are seeking cost effective and efficient technology solutions.

         The National Center for State Courts estimates that annual IT spending in the United States will nearly double to $1 billion by the year 2003. Digital recording is expected to comprise an important part of this forecast. The shift to digital recording systems is not restricted to North America and is becoming a worldwide trend. Court automation is long overdue, as legacy systems are no longer cost efficient. Court administrators have relied on multiple track tape-based recording systems for the past 20 years. Court reporters and clerks are required to monitor the recording and write their annotations on paper log sheets during the proceedings.

         The movement towards courtroom automation is being mandated by the U.S. government. According to the July 1999 report from the National Task Force on Court Automation and Integration, a $1.25 billion U.S. budget over a 5-year period beginning in 1999 has been allocated by the U.S. government with the passage of the Crime Identification Technology Act of 1998. Under this Act, state grants will promote the integration of information and identification technology.

         Moreover, the U.S. Department of Justice is supporting a Court Information Systems Technical Assistance Project that has been designed to focus on developing practical resources for courts for use in automating and integrating information systems, both within the courts and throughout the justice system.

         The Company is targeting the courtroom market with the CourtFLOW product, which addresses these issues and makes the digital recording process easier to use and more efficient.

         HEALTHCARE. The number of hospitals in the U.S. is decreasing due to a number of contributing factors. As outpatient clinics and ambulatory care services increase in number across the U.S., hospitals are consolidating to achieve economies of scale. According to an annual survey conducted by the American Hospital Association, the number of hospitals in the U.S. has decreased from 6,780 hospitals in 1980 to 6,097 hospitals in 1997.

         The U.S. healthcare industry currently spends upwards of $6.6 billion U.S. a year on dictation processing, according to the leader in medical transcription, MedQuist Transcription Ltd. A substantial part of healthcare information management costs stem from paper handling and storage. As a result, transcription, dictation, speech recognition and integration companies are all attempting to find ways to make dictation processing more effective and efficient.

         Outsourcing dictations now generates revenues of more than $1 billion U.S. annually. Offsite transcriptionists receive voice files and return typed transcripts via computer networks, with the Internet rapidly becoming the network of choice.

         Most healthcare information continues to be stored in a wall chart as a paper document generated through the physician's pen. For reasons that include federally regulated billing practices, higher quality healthcare and reduced liability risks, the electronic medical record (EMR) is quickly becoming a mandatory method of record storage. Since 30% to 40% of a medical record is typically created though dictation, new digital voice recording and management solutions offer an opportunity to streamline the health information process.

         Results from a survey conducted by the Medical Records Institute indicate that the major factors driving the demand for EMRs are the need to improve processes, workflow efficiency and clinical data capture. Providing access to patient records at remote locations was also considered an important factor. Nearly 20% of the survey respondents expressed a need to implement a clinical data repository that could store voice or sound, indicating a need for voice to be integrated into EMRs.

         The Company is targeting the healthcare market by positioning the VoiceFLOW system as the one that can provide the infrastructure for making voice data a key part of the electronic medical records.

MARKETING

         The Company's major promotional thrust is to market its products and solutions via its agents and other distribution channel partners. The Company has developed an Authorized Partnership Program (APP) to enable the Company to sell its products to partners under both its own brand or a private label at a set discount from suggested retail prices, yet still provide training, support and product integration services. Other marketing tools that the Company utilizes in promoting to its target markets include:

         o        "in-house" print advertisements;
         o        specification sheets;
         o        flyers & brochures;
         o        direct mail;
         o        web site; and
         o        trade show and conference participation.

         The Company has created a "retail" price for all products. Dealers receive a discount of 40% off the retail list price. This generally includes companies buying from a distributor, as well as Unisys, Data General and direct EDS sales.

         The Company uses its sales channels to sell either directly to the customer (typically the larger contracts) or through its agents acting as resellers (usually the smaller contracts).

COMPETITION

         The markets in which the Company competes are highly competitive. The Company competes with large and established national and multinational companies, as well as smaller niche companies. Some of these competitors have, and new competitors may have, greater resources than the Company.

         Competition for the Company in the traditional digital dictation and recording markets includes two major established players, Dictaphone Corporation ("Dictaphone") and Lanier Worldwide, Inc. ("Lanier"), as well as a number of smaller niche players.

         Dictaphone and Lanier have a large installed base of products and strong brand recognition and represent the major share of the current market. The niche players are several small companies that have taken traditional interactive voice response products and added applications generally for specific aspects of the market in which they are involved.

INTELLECTUAL PROPERTY

         The Company protects its intellectual property using a combination of patent protection, trademarks, trade secrets, licenses, non-disclosure agreements and contractual provisions.

         The Company currently owns one patent relating to its packet-streaming architecture, which allows the Company's systems to capture and digitize speech and then break down voice data into tiny "packets" that can be "streamed" through any computer network.

         PC-DART has been registered by the Company in Canada and the United States.

RESEARCH AND DEVELOPMENT

         The Company has invested heavily in research and development. Given the nature of the technology and forecasting longer term market demand, the Company's focus has been on product development and marketing of its voice enabled technology.

         In 1998, the Company spent approximately $998,000 in research and development, representing about 57% of total sales.

         In 1999, the Company spent approximately $1,100,000 in research and development, representing about 38% of total sales.

         In 2000, the Company spent approximately $828,000 in research and development, representing about 14% of total sales and plans to continue this level of research and development into the future.

         In order to deliver a true voice operating platform, the Company has identified four major development stages for its products as follows:

         (1) Current - Voice as a Data Object (independent applications)

         (2) Near-term (6 - 12 months) - Voice Data Manipulation and Customization Tools (interconnected applications)

         (3) Mid-term (12 - 24 months) - Artificial Intelligence and Application Generation Tools (interactive voice forms and interactive voice response)

         (4) Long-term (24 - 48 months) - Automated Voice/Data Exchange System (voice operating platform)

         Management of the Company believes its acquisition of INM will enable it to incorporate speaker verification and identification, speech-to-text and text-to-speech conversion, keyword spotting, advanced concept-base search and retrieval on transcribed text and data mining activated through natural query language in its Intelligent Voice Operating Platform. Working together, the Company and INM's near-term objectives are to integrate and test INM's existing technologies to add the following capabilities to the CourtFLOW and VoiceFLOW products:

     (1) Voice print identification;
     (2) Keyword spotting;
     (3) Image enabling;
     (4) Command and control speech recognition;
     (5) Automated voice mail and email response;
     (6) Concept-based searches;
     (7) Natural language queries;
     (8) Data mining;
     (9) Text-to-speech; and
     (10) Speech-to-text.

             ******************************************************

DESCRIPTION OF INTERNATIONAL NEURAL MACHINES INCORPORATED

GENERAL

         In 2000, the Company purchased 36.5% of the issued common shares, and a $625,000 10% debenture, of INM. In March 2001 the Company entered into agreements to acquire the remainder of INM's common shares. This transaction was completed on May 17, 2001. Reference is made to "Item 4. Information on the Company. A. History and Development of the Company."

         The Company funded a 10-month development program with INM relating to building an intelligent voice platform for the Company, for which the Company paid INM $100,000 per month beginning on May 2000 and ending February 2001. The Company is continuing to advance $100,000 per month. Reference is made to "History and Development of the Company."

         INM was incorporated as a private company under the laws of Ontario by certificate and articles of incorporation dated April 10, 1990. The registered and principal offices of INM are located at 175 Columbia Street West, Suite 203, Waterloo, Ontario.

         INM has developed Artificial Intelligence software that assists companies to detect fraudulent practices in the financial services industry. INM believes that, through the use of a combination of processing technique and its advanced cognitive technology, its software offers one of the most comprehensive fraud detection solutions on the market. Moreover, INM's software has been tested in installations with large corporate clients and government agencies in Canada, the U.S. and Europe.

         The INM software automates data entry (written, voice), data mining (use of data for prediction/forecasting) and data retrieval (automated searching of the data) for financial, healthcare, insurance, e-business and telecommunication applications. INM's products incorporate the use of pattern recognition which eliminate the need for typing; the use of neural networks to automate data mining; genetic algorithms and fuzzy logic for prediction, forecasting and diagnostic modeling; and concept based search-and-retrieval technology for sophisticated Internet searches. As an example, the software is able to accept fraud detection queries via email and recognize the query via its proprietary Concept Discovery Engine. It then proceeds with data mining and/or direct retrieval of the desired information from the database. Finally, it can read back the retrieved information via speech synthesis, or send it to the end user via email or facsimile.

BUSINESS OF INM

         Management of the Company believes that demand for an intelligent and artificial intelligence-based voice platform technology is substantial. It includes all the existing functions (i.e., capture, compression, storage, retrieval, routing and text annotation of audio), as well as speaker verification and identification, speech-to-text and text-to-speech conversion, keyword spotting, advanced concept-base search and retrieval on transcribed text, and data mining activated through natural query language.

         INM's predictive technology is designed to solve decision problems by applying specific and relevant past experience. These systems learn by examples taken from the actual histories embedded in existing data samples and objectively look across many data variables to assess the whole web of activity before advising a decision. In analyzing the variables and interactions between variables, the technology learns to recognize complicated and subtle patterns - patterns too complex to be expressed with traditional numerical techniques that deal with individual variables in isolation.

         INM was founded in 1990 in Waterloo, Ontario, with a core competency in Artificial Intelligence software. INM entered the high-end of the business intelligence market by building products for Decision Support Systems in Customer Relationship Management ("CRM")/Enterprise Resource Planning ("ERP") environments. Today, INM provides a set of comprehensive solutions for Internet, telephony and E-commerce applications via data entry, data mining and data retrieval products for insurance, healthcare and financial services markets.

         To automate the data entry process, INM has developed commercial image and speech pattern recognition products. INM's data mining and decision support systems are based on its patented technology GENNIE(TM) - Genetically Enhanced Neural Network Identification Engine comprised of neural networks, genetic algorithms and fuzzy logic. In addition, INM uses its unique concept-based search and retrieve technology CM(TM) - Cognitive Modalities, for data retrieval from large databases of text via Internet.

         The INM Artificial Intelligence approach mimics human brain properties through learning by exposure, without being constrained by explicit algorithms or rules. In INM's view this provides INM with a major advantage over conventional pattern recognition systems which typically rely on highly proprietary algorithms requiring extensive development programs and limited applications. Further, INM's solutions have built on its experience in utilizing techniques developed for single market sectors by systematically applying these techniques across multiple sectors. INM then uses its ability to marry genetic algorithm/neural network technology with fuzzy logic and add a natural language/concept-based query technology to the mix. Combining these techniques, INM is able to provide a complete multi-staged decision-support solution by utilizing data entry, data mining and data retrieval to deliver a complete solution for complex business requirements.

         INM has worked for international businesses located in the United States, Mexico, Sweden, Denmark, Australia and Germany including the following:

         o  World Bank (money laundering detection in Estonia)

         o  Royal Bank of Canada (pattern recognition in VISA fraud detection)

         o Canadian Imperial Bank of Commerce (pattern recognition in internal fraud detection)

         o Toronto Dominion Bank (pattern recognition and competency analysis at HR)

         o  EDS Systemhouse (fraud detection in financial services)

         o  Unisys (pattern recognition in law enforcement)

         o C Technologies/Ericsson (embedded OCR for electronic highlighter of text - PDA)

         o  Bell Atlantic (speech recognition in correctional institutions)

         o  Fujitsu (pattern recognition in imaging)

         o Elscint/GE Medical (pattern recognition in nuclear medicine diagnostic)

         o Canada's Department of National Defense (concept-based search and retrieval of data)

         o National Research Council (pattern recognition in imaging and speech)

         o the former Ontario Hydro (pattern recognition, prediction and forecasting in security assessment)

         Technology developed by INM includes the following:

DATA ENTRY

         SPEECHIQ(TM)(TM) speaker independent recognition software and speech synthesis used in database queries and keyword spotting. This software was originally developed for the law enforcement, healthcare, financial and telecommunication industries. It can be embedded inside OEM products for Internet/telephone based transactions and customized to add security level and biometrics verification to phone access (automatic speaker identification through voice print), text-to-speech, interactive-voice-response and automated transcriptions of speaker-independent dictation systems.

         IMAGEIQ(TM) NeuroTalker(TM) OCR (optical character recognition) is a line of products, winner of Imaging Magazine's Product of the Year. Embedded applications and developers toolkits are licensed to various OEMs in North America and Europe. The latest embedded Personal Digital Assistant software was licensed to C Technologies, in Sweden, a start-up company financed by Ericsson.

DATA RETRIEVAL

         SEARCHIQ(TM) is a concept-based text search engine using natural language queries and indexing over the Internet. This product resolves the ambiguity associated with keyword searches and offers a concept-based means of locating and filtering of information.

         EMAILIQ(TM) is software with the ability to understand email/voicemail questions without human intervention, generate response, record, acknowledge, route, queue and generate reports and an order of magnitude more advanced than competitive products, worldwide.

DATA MINING

         FRAUDIQ(TM) is a fraud detection software and data mining technology developed for banking, healthcare and telecommunication (call centers) industries. It is applicable to fraud detection and money laundering detection in electronic banking, E-commerce and Internet-based transactions processing.

         MEDIQ(TM) is medical diagnostic software and decision support systems for nuclear medicine industry. INM's long-term strategic partner on this project is GE Medical through, ELGEMS, its joint venture with the Elscint Ltd.

MARKETS

         INM believes that the major opportunities for its software solutions lie in fraud detection, specifically in two key sectors - financial services and insurance fraud. In addition, opportunities exist in the telecommunications and medical industries. The major opportunities that INM is currently pursuing include:

         BANKING INDUSTRY INM has received over $250,000 from the banking industry for pilot projects for fraud detection. Bank losses due to fraud is an area of major concern to the U.S. and Canadian banking industries. INM is working with a major system supplier on a proposal to a Canadian bank for a fraud detection system which will address debit card, loan applications and other fraud prevalent areas of the bank's operations.

         INSURANCE INDUSTRY Fraud loss in the U.S. healthcare insurance system is a major issue. INM has been working with a major U.S. consulting company that administers insurance claims in twenty states in the United States and is interested in INM's ability to use pattern recognition for prediction and ability to analyze unusual correlations to determine new fraud patterns.

         WORKERS COMPENSATION Fraud in this area is a major concern. To help address this problem, INM recently submitted a proposal to the Workers Safety and Insurance Board in Ontario as a culmination of long term discussions on the development of such a system.

         WIRELESS PDA INM has an agreement with a European company to provide its software for a wireless personal digital assistant. INM provides the OCR software for the PDA. Additional features, such as speech recording and speech synthesis, are expected to be added in the next year.

                                     ******

SELECTED FINANCIAL INFORMATION OF INM

         The following selected financial information, which is expressed in Canadian dollars, has been derived from the Financial Statements of INM and should be read in conjunction with such statements and notes thereto:

                                   FIVE MONTHS          YEAR ENDED APRIL       YEAR ENDED APRIL
                                 ENDED SEPTEMBER           30, 2000 ($)          30, 1999 ($)
                                   30, 2000 ($)             (AUDITED)              (AUDITED)
                                    (AUDITED)
Revenue                              642,863                 634,355                941,969
Expenses                             510,679                 1,220,908              928,763
Income (Loss) from Operations        132,184                 (586,553)              13,206
Other Income (Expense)               (44,136)                (94,805)               (84,278)
Net Income (Loss)                    88,048                  (681,358)              (71,072)
Total Assets                         421,674                 392,168                1,018,850
Current Liabilities                  279,647                 309,314                163,138
Long Term Debt                       810,398                 839,273                930,773
Share Capital                        936,257                 936,257                936,257

(Deficit)                            (1,604,628)             (1,692,676)            (1,011,318)
Shareholders' Equity (Deficit)       (668,371)               (756,419)              (75,061)


MANAGEMENT'S DISCUSSION AND ANALYSIS OF INM

         The following discussion and analysis covers the five months ended September 30, 2000 and the years ended April 30, 2000 and 1999, and should be read in conjunction with the financial statements of INM and notes thereto appearing elsewhere in this Annual Report. These statements were prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. INM's fiscal year end was changed in 2000 from April 30 to September 30. INM's ability to continue as a going concern is dependent upon obtaining continued support from its lenders, additional financing, its engaging in development contracts with third parties, generating product or licensing revenues, or combinations of these activities, as described in Note 1 to its audited financial statements for the five months ended September 30, 2000.


FIVE MONTHS ENDED SEPTEMBER 30, 2000

         Sales revenue for the five months ended September 30, 2000 totaled $642,863, of which approximately $550,000 was revenue from VoiceIQ Inc. for software enhancements. INM continued to focus almost exclusively on developing its software and marketing its products through VoiceIQ inc. INM has continued to reduce its long-term debt. Research and development continued at the pace of previous years.


YEAR ENDED APRIL 30, 2000 COMPARED WITH YEAR ENDED APRIL 30, 1999.

         Sales revenue for the year ended April 30, 2000 totaled $634,355, a decrease of $307,614 over the prior year as a result of reduced focus on marketing and more emphasis being placed on developing the software in the short term. INM continued to reduce its long-term debt. Research and development continued at the pace of previous years.


LIQUIDITY AND CAPITAL RESOURCES

         In order for INM to continue its product development and technology, management estimates $1,000,000 in funding is required. It is anticipated that the Company would provide the necessary funds through revenues from operations, government grant programs, and any shortfalls would be funded by the Company's working capital.

                ACQUISITION OF INTEREST IN B2G LEGAL PTY LIMITED

         In March 2001 the Company acquired 50% of B2G Legal Pty Limited ("B2GL"), an Australian company. B2GL owns 100% of Auscript Pty Limited ("Auscript"), which Management of the Company believes is the largest court reporting services firm in Australia.

         B2G.com Limited ("B2G.com") currently owns 100 ordinary shares of B2GL, which represents 50% of B2GL's outstanding ordinary shares. In 2000 the Company made a loan of $450,000 AUS(3) to B2G.com, the proceeds of which were used by B2GL to acquire all of the issued and outstanding shares of Auscript.

         Auscript had owed Lost Ark Nominees Pty Limited ("Lost Ark") $1,000,000 AUS. B2GL asked the Company for an additional loan of $1,000,000 AUS to be used to repay the loan to Lost Ark and the Company made this loan. In March 2001 the Company converted the two loans into 100 ordinary shares of B2GL, representing 50% of its outstanding shares.

         The Company believes that Auscript services more than 400 court rooms in Australia. In addition, Auscript has contracts with Federal and State law enforcement agencies, the Defense Department, the Australian Taxation Office, the Australian Securities and Investment Commission, the Australian Industrial Relations Tribunal, the Australian Competition and Consumer Commission, the Federal Parliament Hansard and New South Wales Hansard. Auscript services these clients through its staff of 300, which includes 180 full time employees. For the fiscal year ended June 30, 2000, Auscript had revenues of $14.4 million AUS ($12.1 million Can.) and net losses of $335,000 AUS (?).

         Management believes that its interest in Auscript could provide an opportunity for growth in two ways. The first way is through growth opportunities within the Australian market by introducing VIQ Products to the Australian market through Auscript. The second way is by sending transcription from North America to Australia for completion the next day that Auscript would be well suited to process because of the fifteen hours time difference from Eastern Standard Time in Ontario.


---------------------

(3) At July 9, 2001, one Australian dollar equaled $.5104 in U.S. dollars. (Source: The Wall Street Journal).

         Following is a summary of Auscript's unaudited quarterly operating results from September 1998 to March 2001, expressed in Australian dollars. These results were calculated using Australian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles.

-----------------------------------------------------------------------------------------------------------------------------------
                                                           AUSCRIPT PTY LTD
-----------------------------------------------------------------------------------------------------------------------------------
                                 Quarterly Operating Results from Sept 98 to Mar 2001 (000) (unaudited)
-----------------------------------------------------------------------------------------------------------------------------------
                                                            Quarters Ended
-----------------------------------------------------------------------------------------------------------------------------------
                 Sept.     Dec.    March     June     12       Sept.   Dec.    March    June      12       Sept.     Dec.    March
                  98        98      99        99    Months      99      99      99       99     Months      00        00      01
-----------------------------------------------------------------------------------------------------------------------------------
REVENUE          3,967    3,538    3,235    4,201   14,941    3,659   3,875    3,343    3,641   14,518     2,974    2,834    2,550
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Variable Costs   2,394    1,917    1,899    2,515    8,725    2,445   2,214    1,950    2,097    8,706     1,769    1,813    1,690
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
GROSS MARGIN     1,573    1,621    1,336    1,686    6,216    1,214   1,661    1,393    1,544    5,812     1,205    1,021      860
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Fixed Costs      1,272    1,695    1,423    1,496    5,886    1,194   1,675    1,516    1,614    5,999     1,200    1,164    1,018
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
EBIT               301      -74      -87      190      330       20     -14     -123      -70     -187         5     -143     -158
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Interest            50       56       34       48      188       46      34       33       35      148        32       32        1
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
NPBT               251     -130     -121      142      142      -26     -48     -156     -105     -335       -27     -175     -159
-----------------------------------------------------------------------------------------------------------------------------------

         YEAR ENDED JUNE 30, 2000 COMPARED WITH YEAR ENDED JUNE 30, 1999

         Sales revenue for the year ended June 30, 2000 totaled $14,518,000 AUS, a decrease of $423,000 from the previous year. These revenues were generated primarily through one to three year contracts entered into with various levels of the Australian government pursuant to which Auscript performed its core business of court recording and transcription. The operating loss for the year was $335,000 AUS, compared to an operating profit in the prior year of $142,000 AUS. Part of this difference is attributable to the costs involved in Auscript developing software to manage a one-time large contract it had secured for its litigation support services. Management believes this software can be used on future potential contracts.


                 TRANSACTIONS WITH FLANDERS VALLEY FUND, C.V.A.

         Beginning in 1998 the Company engaged in a series of transactions with Flanders Language Valley Fund, C.V.A. ("FLV") . These transactions resulted in FLV currently owning 11.3% of the Company's outstanding Shares. A description of the Company's various arrangements with FLV follows.

A. AGREEMENTS WITH FLANDERS LANGUAGE VALLEY FUND C.V.A.

1. June 26, 1998 Agreement

         Pursuant to an agreement dated June 26, 1998 with Flanders Language Valley Fund, C.V.A. ("FLV")( the "FLV Agreement"), the Company issued to FLV a $1,500,000 U.S. 10% Convertible Unsecured Promissory Note (the "FLV Note"), with attached share purchase Class A warrants which entitled FLV to purchase up to 8,522,725 Shares at any time on or before December 26, 1998, at an exercise price of $0.22 U.S. per Share.

         In 1998 the FLV Note was converted into 852,272 Shares, giving effect to the 1 for 10 Share consolidation in 1998. The warrants were exercised in fiscal 1998.

2. December 11, 1998 Agreement

         Pursuant to an agreement dated December 11, 1998 with FLV, the Company issued to FLV a $400,000 U.S. 10% Unsecured Promissory Note (the "FLV Note"), with attached share purchase warrants entitling FLV to purchase up to 505,082 Shares at any time on or before December 11, 2000, at an exercise price of $0.0792 U.S. per Share. On September 29, 2000 FLV exercised the warrants, resulting in proceeds to the Company of $400,000 U.S. The FLV Note was repaid in November 2000.

3. February 5, 1999 Investment

         On February 5, 1999 FLV purchased from the Company $750,000 U.S. of 10% unsecured debentures of the Company. The debentures were due on February 28, 2004, and initially were convertible into 600,000 Shares of the Company at the rate of $1.25 U.S. per Share. A rights offering by the Company in the fall of 1999 triggered an anti-dilution provision of these debentures. On April 24, 2000 FLV converted the debentures into 1,223,606 Shares.

         Under the debentures, FLV received warrants to purchase, in the aggregate, an additional 1,054,852 Shares at an exercise price of $0.711 U.S. per Share, exercisable until February 5, 2001. In February 2001, FLV sold the warrants to an unaffiliated third party. The warrants were exercised, resulting in the issuance of 1,054,852 Shares and net proceeds to the Company of approximately $1.1 million.

             AGREEMENTS WITH LERNOUT & HAUSPIE SPEECH PRODUCTS N.V.

         During 1998 the Company entered several agreements with Lernout & Hauspie Speech Products N.V. ("L&H"). L&H, based in Belgium, attempted to develop products in the area of advanced speech and language solutions for computers, automobiles, telecommunications, embedded products, consumer goods and the Internet. L&H's products and services were designed to originate in four basic areas: automatic speech recognition, text-to-speech, digital speech and music compression, and text-to-text (translation).

         On November 29, 2000, L&H filed for protection under Chapter 11 of the U.S. Bankruptcy Act making its future uncertain. Reference is made to "Item 3. Key Information. D. Risk Factors. Dispute with Lernout & Hauspie/Litigation Potential."

         In 1998, the Company entered into a share exchange agreement with L&H in which the Company and L&H each received shares in the other company, and a license agreement pursuant to which the Company licensed from L&H certain of its technology. Each of these agreements are described below.

1. Share Exchange Agreement

         Pursuant to an agreement dated July 15, 1998 between the Company and L&H (the "Share Exchange Agreement"), the Company issued to L&H a $1,600,000 U.S. non-interest bearing convertible unsecured promissory note (the "L&H Note") in exchange for 26,667 shares of common stock of L&H ("L&H Shares"). At the time of the Share Exchange Agreement, July 15, 1998, the L&H Shares were quoted on NASDAQ and the closing sales price of the L&H Shares on such date was $59.1875 U.S. During the first quarter of fiscal year 2000, the Company sold all of its L&H Shares, receiving proceeds of $900,250 U.S.

         The L&H Note was non-interest bearing and was payable on demand at any time on or after October 26, 1998, in the event it was not converted into Shares prior to that date. The L&H Note was converted into 909,091 Shares, giving effect to the 1 for 10 Share consolidation in 1998.

2. Guarantee by Lernout & Hauspie Speech Products, N.V.

         Concurrently with the sale of the $750,000 of debentures to FLV in February 1999, the Company sold to a Belgian venture capital company, Trust Capital Partners, a 7% $750,000 U.S. secured debenture, secured by the guarantee as to repayment of principal by L&H, due on February 28, 2004, and which was convertible into 600,000 Shares at a price of $1.25 U.S. per Share. A rights offering by the Company in the fall of 1999 triggered an anti-dilution clause provision in these debentures. Accordingly, the debentures became convertible into Shares of the Company at $0.90 per Share with conversion taking place in 2000, resulting in the issuance of 1,223,606 Shares.

         In March 2000, a group of investors, consisting primarily of senior management of the Company, purchased the $750,000 U.S. debenture from Trust Capital Partners and a $400,000 8% Convertible Debenture of the Company from FLV. Concurrent with the completion of these transactions, the $400,000 8% Convertible Debenture was converted into 357,989 Shares and the holders of share appreciation rights issued under the Share Appreciation Rights Plan of the Company relinquished all of their interest in such rights and the plan was terminated. Reference is made to "Acquisition of Interest - $750,000 U.S. Debenture in Management." and "Item 7. Major Shareholders and Related Party Transactions."

         In connection with L&H providing guarantees for the Company's sale of the debenture, the Company granted L&H warrants to purchase 500,000 Shares, at an exercise price of $0.711 U.S. per Share, exercisable until February 5, 2001. These warrants were exercised in May 2000, netting the Company approximately $689,000 Can.

         In addition, on February 5, 1999, L&H guaranteed a $750,000 U.S. operating line of credit for the Company. In connection with L&H guaranteeing the line of credit, the Company granted L&H warrants to purchase 250,000 Shares, at an exercise price of $0.711 per Share, exercisable until February 5, 2001. The line of credit was subsequently paid before the guarantee expired. In May 2000, 150,000 warrants were exercised and the balance of 100,000 warrants expired.

         The Company also agreed, subject to the approval of the Alberta Stock Exchange (now the Canadian Venture Exchange), that if the $750,000 U.S. debenture was outstanding on February 5, 2001, and L&H had not exercised its warrants to purchase 500,000 shares, to issue L&H new warrants at a price equal to the then current market price.

         In March 2001 the Company notified L&H that it believed it was induced to enter into the above transactions with L&H based upon publicly available information relating to L&H which Management of the Company believes was materially inaccurate at the time. It is the Company's belief that L&H's guarantees are worthless at this time. Accordingly, the Company is seeking unspecified damages from L&H relating to these transactions. Reference is made to "Item 3. Key Information. D. Risk Factors. Dispute with Lernout & Hauspie/Litigation Potential."

3. License Agreement with L&H

         Pursuant to a Value Added Reseller Computer Software License Agreement dated March 26, 1998, as amended June 30, 1998, between the Company and L&H, the Company licensed from L&H a world-wide, non-exclusive, non-transferable license, to use L&H's dictation software programs for use in the medical fields ("Software") in connection with the Company's development, distribution and provision of technical support for the Company's PC-DART's family of products incorporating L&H's software.

         Pursuant to the license agreement, and its amendment, the Company has paid L&H a non-refundable, pre-payment of $950,000 U.S. to be credited against royalties due L&H. L&H is charging the Company a per copy royalty for the Software sold of between $250 U.S. to $750 U.S. No royalty credits have been earned by L&H under this arrangement.

         In addition, the Company also paid L&H a non-refundable engineering fee of $50,000 U.S. to help the Company determine which of the Software could be incorporated into the Company's products.

         It was originally anticipated that the Company and L&H would integrate L&H's speech recognition technology with the Company's patented digital dictation and recording systems and that the Company would resell L&H continuous speech recognition software through its dictation-specific distribution network. However, these developments have never occurred.

         In March 2001, the Company notified L&H that believes it is owed $1,485,000 by L&H for prepaid royalty services paid by the Company to L&H, and that L&H has failed to provide the agreed upon services.

4. June 2000 License Agreement

         On June 30, 2000, VIQ issued to L&H a non-exclusive, non-assignable, perpetual and worldwide license for the use of features of VIQ's PC-DART(TM) VoiceFLOW product and received an initial license fee of $680,000 U.S. and an initial royalty payment of $220,000 U.S.. Additional royalty payments of $220,000 U.S. are due on July 15, 2001 and July 15, 2002. The Company believes it is owed $440,000 U.S. in licensing fees from L&H and is seeking recovery for these fees. However, because L&H has filed for protection under Chapter 11 of the U.S. Bankruptcy Act it is uncertain whether the Company will be able to recover any fees.


                       ACQUISITION OF INTEREST IN $750,000

                          U.S. DEBENTURE BY MANAGEMENT

         In February 1999 the Company sold a 7% $750,000 U.S. debenture to a Belgian venture capital company, Trust Capital Partners. The debenture is due on February 28, 2004 and is convertible into Shares of the Company at a price of $0.61 U.S. per Share.

         In March 2000 a group of investors consisting primarily of senior management of the Company purchased the $750,000 U.S. debenture from Trust Capital Partners and a $400,000 8% Convertible Debenture of the Company, originally issued in 1996. $125,000 of the principal amount of the $750,000 U.S. Debenture was acquired by persons not affiliated with the Company. Reference is made to "Item 7. Major Shareholders and Related Party Transactions."

         The interest payable on the debentures is payable semi-annually on the last day of February and August of each year, with the first interest payment made on August 31, 1999. The debentures provide that, for so long as the debentures are not in default, the Company may, at its option, satisfy its obligation to pay interest on any interest payment date by the issuance of the number of its Shares, obtained by dividing the amount of interest payable by 95% of the Weighted Average Price of the Shares on the Canadian Dealers Exchange for 20 consecutive trading days, ending five days preceding the applicable interest date. All interest payable to date has been paid by issuance of Shares of the Company under this formula.

         The Debentures are redeemable at any time by the Company, in whole or in part, in the minimum principal amount of $100,000 U.S. provided that the Weighted Average Trading price of Shares during the period of 20 consecutive trading days ending the five trading days preceding the date on which notice of redemption is given exceed:

    (i) 120% of the Conversion Price if redeemed on or before February 28, 2000;

    (ii) 144% of the Conversion Price if redeemed after February 28, 2000 and on or before February 28, 2001;

    (iii) 173% of the Conversion Price if redeemed after February 28, 2001 and on or before February 28, 2002;

    (iv) 207% of the Conversion Price if redeemed after February 28, 2002 and on or before February 28, 2003;

    (v) 249% of the Conversion Price if redeemed after February 28, 2003; and during each of such 20 consecutive trading days, for each $100,000 U.S.
principal amount of Debentures to be redeemed, at least 10,000 Shares traded on such stock exchanges or public market on which the Shares are then quoted or traded.


                     **************************************

         Following is a glossary of terms used throughout this Annual Report.


                                    GLOSSARY

         ADAPTIVE DIFFERENTIAL PULSE CODE MODULATION (ADPCM) is an algorithm used by telephony-based companies to compress human voice to approximately 14.4MB per hour.

         APPLICATION SERVICE PROVIDERS (ASPs) are businesses which provide (for profit) software programs as services to clients or businesses over the Internet.

         ARTIFICIAL INTELLIGENCE (AI) is a term used to define a computer software program that has been designed to learn from, and adapt to, changing input.

         COURTABLE is a software application used for recording and managing voice files in a courtroom setting.

         CSMA/CD is Carrier Sent Multiple Access/Collision Detect.

         DATA MINING is a form used to define the process of computer software searching digital data for a pre-defined data element. Data can be text, image or voice.

         ELECTRONIC MEDICAL RECORD (EMR) is a generic term used to encompass all patient information gathered by a service provider (i.e., hospital) and stored electronically.

         ETHERNET means a popular local area network (LAN) technology invented by Xerox Corporation Palo Alto Research Center (Xerox PARC) and later adopted as a standard known as IEEE 802.3. Ethernet is a best-effort, shared access technology for coaxial cable, twisted-pair, and fiber-optic links using CSMA/CD technology. Collisions are an intrinsic part of the operation of CSMA/CD since multiple stations may simultaneously access an idle medium.

         INTRANET means a private corporate network, usually a LAN.

         INTERNET is the world wide computer network based on internet protocol. The Internet was originally developed by the United States Advanced Research Projects

Agency of the Department of Defense. It is now administered through the autonomous organization called the Internet Architecture Board. The World Wide Web runs over the Internet.

         IP means Internet Protocol.

         IT means information technology.

         KILOBYTE is 1024 bytes, which are the units of measurement for digital memory storage capacities of PCs.

         LAN means Local Area Network - a computer network designed to span a short distance, usually up to a few thousand metres.

         MODEM means a device that utilizes the telephone system to transfer digital data between computers.

         MURF stands for "Multiple Unit Recording Facility" being the digital recording system developed by The Company for legislative assemblies.

         NETWORK is an interconnection of multiple links forming a communications system.

         OEMs means original equipment manufacturers.

         PACKET is a block of data encapsulated for transmission comprising a header that includes address or routing information and data. Different protocols may have different packet formats and packets may be encapsulated within packets of other protocols.

         PACKET SWITCHING is a method of data communication in which messages are divided into packets that contain the information necessary for routing the packet to its destination. This contrasts with circuit switching wherein the route is determined by a dedicated circuit connection set up prior to data transmission and maintained for the duration of a transmission session .

         PC is a personal computer.

         PC DART is a registered trade mark of the Corporation which identifies the Corporation's line of digital dictation products.

         PC DART COURTFLOW is the digital court recording system developed by The Company.

         PC DART VOICEFLOW is the digital dictation and recording system developed for the media community by The Company.

         PROTOCOL means the set of rules or conventions governing the exchange of information between computer systems.

         REPEATER is a network device that retransmits all incoming data from any single incoming link to all outgoing links.

         SPEECH-TO-TEXT is a term used to identify computer software that takes human voice input and converts it to digital data (text).

         SPEECH PORTAL means a site on the World Wide Web that aggregates products and/or services to allow the consumer to find/transact based upon the theme of speech.

         SUBNET means a network formed by using a subset or portion of the links of a larger network.

         SWITCH is a network device that can be configured to transfer all data coming into a particular link to a given outgoing link. Unlike a router, a switch forms a single set of cross connections at a time.

         TEXT-TO-SPEECH is a term used to identify computer software that takes text (data) and converts it to synthesized human voice.

         TRUESPEECH(R) is an algorithm developed by DSP Group Inc. which compresses speech at kilobyte per second.

         TRAFFIC is the stream of packets of data flowing across a network.

         VOICE AUTHENTICATION is a security process which verifies that a human's spoken voice matches a stored profile.

         VOICE PROCESSORS are personal computer based, and hold PC cards used in the conversion of telephony-based analog voice input to digital compressed true speech voice-files.

         VOICE SERVER is a personal computer based server that hosts the Company's software, utilities and third party database engines.

         WINDOWS(R) is a PC based operating system developed by Microsoft Corp.

         WORLD WIDE WEB means a vast collection of data which is stored on many independent servers and is accessible via the Internet.

C. ORGANIZATIONAL STRUCTURE.

         At July 9, 2000, the Company had two wholly-owned subsidiaries, (i) BCB Voice Systems, Inc., a corporation incorporated under the laws of Arizona, and
(ii) International Neural Machines Incorporated, a corporation incorporated under the laws of the Province of Ontario, Canada. In addition, the Company owns 50% of B2G Legal Pty Limited, an Australian corporation.

D. PROPERTY, PLANTS AND EQUIPMENT.

         FACILITIES

         The Company's principal executive offices are located at 240 Riviera Drive, Markham, Ontario, consisting of 13,400 square feet, of which 5,000 square feet are devoted to warehousing, product assembly and testing. The remainder of the space is utilized as office space for development, sales, marketing and administration. The annual rent for its office and manufacturing facilities is $122,000 per year.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

A. OPERATING RESULTS.

         The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the three years ended September 30, 2000 and the six months ended March 31, 2001 should be read in conjunction with the consolidated financial statements of the Company and related notes. See "Item 18. Financial Statements." The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Reference is made to Note 18 of the consolidated financial statements for a discussion of the material differences between Canadian and United States generally accepted accounting principles, and their effect on the Company's financial statements. In addition to historical information, the following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risk and uncertainties. The Company's actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in "Risk Factors" and elsewhere in this Annual Report.

OVERVIEW

         Throughout the fiscal year ending September 30, 2000, the Company continued its migration from a hardware/software integration model to a 100% software-based product model. This switch continues with a planned completion in 2002 and is expected to result in higher margins, as well as less inventory-intensive software-only solutions. This is being accomplished through continued research and development spending on product enhancements. Write-downs taken on obsolete hardware resulting from this switch were taken in fiscal 1999 and 2000.

RESULTS OF OPERATIONS

SIX MONTHS ENDED MARCH  31, 2001 VERSUS SIX MONTHS ENDED MARCH 31, 2000

         For the six months ended March 31, 2001, the Company recorded a net loss of $4,247,224 or $0.25 per common share. These results compare with a net loss of $758,298 ($0.09 per share) for the six months ended March 31, 2000. Sales for the six months ended March 31, 2001 were $2,541,848, including sales of B2G Legal Pty Limited, compared to $2,759,661 for the corresponding period in 2000. Compared to the same period in the previous year, gross margin for the six months ended March 31, 2001 dropped to 41% from 63%.

For The Fiscal Year Ending September 30, 2000

         The following discussion and analysis of the Company's results of operations and financial condition should be read in conjunction with the audited financial statements for the years ended September 30, 2000, 1999, and 1998, together with the notes thereto.

GENERAL OVERVIEW

         The Company is a worldwide provider of software solutions for digitally capturing and managing voice data. The Company's April 2000 investment of $2,270,000 (consisting of cash and shares) in International Neural Machines ("INM") of Waterloo, Ontario, gave us a significant stake (37%) in the company and enabled the Company to offer significant, high-value associated capabilities such as speaker identification, speech/text conversion, keyword spotting and intelligent data mining. In May 2001 the Company acquired the remainder of INM for a purchase price of $4,316,000. Through such investment and continuous research and development, VoiceIQ is adding innovation to our existing products and opening many promising market, including but not limited to financial services, healthcare, telecommunications and e-business. The Company also focused on strengthening the Balance Sheet throughout fiscal 2000 which included a $2.0 million reduction in total debt as well as a $5.1 million increase in shareholders' equity.

RESULTS OF OPERATIONS

         Several key financial goals were achieved, including a substantial growth in revenues. Revenues increased by 148% over 1999, to $7.2 million in fiscal year 2000 from $2.9 million in fiscal 1999, which itself was a significant increase of 64% over revenue in 1998. Gross margin, as a result of the continued focus to software, increased from 32% to 67%. Negative shareholder equity of $2.2 million was raised to positive shareholder equity of $2.9 million, a $5.1 million turnaround. After a $527,000 write down of L&H shares, the recognition of a $190,000 equity-based accounting loss on the Company's equity investment in INM and an allowance for prepaid royalties of $1,482,000, the Company's total loss was still reduced 20%, from $5.8 million to $4.6 million and its loss before these items was reduced by 53% from $5.1 million to $2.4 million. Loss per common share was reduced from $1.02 to $0.53. Total debt was reduced by 34% from $5.9 million to $3.9 million.

REVENUE MIX

         The majority of revenues, approximately 70%, involve exports. Export revenue increased 138%, from $2.1 million in fiscal year 1999 to $5.0 million in fiscal 2000. The Company continues to export predominantly to the United States, but also to South Africa, Denmark, Australia and the United Kingdom. Management belives that a comparable ratio of exports will continue for the core products. The revenue mix by product line for fiscal 2000 was composed of medical (VoiceFLOW) 40%, legislative applications (MURF) 9%, Court (CourtFLOW) 33% and Licensing/Royalties 18%.

CUSTOMER BASE

         The Company benefits from the security of a broad customer base and management projects this will continue. The Company's growth has been achieved with no single client accounting for more than 19% of revenues. Related credit risk is mitigated through the broad client base and careful monitoring of accounts. Normal credit terms may require a deposit as credit relationships are established, but are not usually required with government agencies, hospitals, courts and other major customers.

SELLING, RESEARCH AND DEVELOPMENT AND ADMINISTRATIVE EXPENSES

         Selling, research and development and administrative expenses were $7,325,423 for the year up $1,346,769 over the previous year. This is a result of a continuing commitment to allocate resources to research and development for the Company's core products. The Company is investing in research and development, administrative, marketing and sales infrastructure that management believesl develop, bring to market and promote the Company's platform products being developed in association with INM.

OUTLOOK

         VoiceIQ has continued throughout the year to apply resources to develop and enhance its core products, namely VoiceFLOW, CourtFLOW, MURF and voice compression technology. These products are at a stage where they are becoming well known and relied upon in their markets. Management believes current distribution channels will provide a solid base for continuing revenue growth in this area.

         The Company is also active in extending its global reach and expanding its service capabilities. On May 7, 2001, VoiceIQ announced that it had acquired 50% of B2G Legal Pty Limited in Australia. In turn, B2G Legal owns 100% of Auscript Pty Limited, which management believes is Australia's largest court reporting services firm.

         This agreement gives the Company an important international foothold and another avenue for sale of VoiceIQ technology. Management believes the opportunity of integrating VoiceIQ's advanced technology with the reporting, transcription, monitoring and electronic publishing services offered by Auscript will trigger significant revenue growth for VoiceIQ in two ways. The first is through growth opportunities within the Australian market, while the second is through offshore transcription that the Australian organization would be eminently well suited to process given their 15 hour time difference from Eastern Standard time.

         In addition to serving more than 400 courtrooms in Australia, Auscript also has contracts with Federal and State law enforcement agencies, the Defense Department, the Australian Taxation Office, the Australian Securities and Investment Commission, the Australian Industrial Relations Tribunal, the Australian Competition and Consumer Commission, the Federal Parliament Hansard and the New South Wales Parliament Hansard. Auscript services these clients through 300 staff (180 full time equivalents) spread across 10 offices in Australia, one in each state capital, plus the National Capital (Canberra) as well as Townsville in the Northern Territories and Dandelong, which is near Melbourne. For the fiscal year ending June 30, 2000, Auscript had revenues of AUS$14.4 million (CAN$12.1 million).

         Also, the Company and INM, now a wholly-owned subsidiary, are working together to integrate their technologies, products and systems in related fields including voice recognition, case management, document management, medical workflow software, speech-to-text and text-to-speech, data mining and voice authentication. This will result in an "Intelligent Voice Operating Platform" that VoiceIQ anticipates bringing to market and selling in fiscal 2001. The potential markets for this integrated technology include Telecommunication Vendors (Telcos), Original Equipment Manufacturers (OEM's), Application Service Providers (ASP's, Internet Service Providers (ISP's), and Financial

Service Entities. These represent potential substantive new revenue sources for VoiceIQ outside of the core products mentioned above.

YEAR ENDED SEPTEMBER 30, 1999  VERSUS YEAR ENDED SEPTEMBER 30, 1998

RESULTS OF OPERATIONS

         In 1999, sales totaled $2.9 million, an increase of over 64% from the comparable period last year. The majority of the sales activity, approximately 73%, continued to be exported, predominantly to the United States, but also to Denmark, South Africa and the United Kingdom.

REVENUE MIX

         The sales mix by product line for fiscal 1999 was comprised of Hospital (VoiceFLOW) 73%, Legislative Applications (MURF) 20% and Court (CourtFLOW) 7%. There was no significant concentration of sales with any one end user of the Company's products as there is a very broad base of customers. Management believes this broad range will continue as the Company grows.

GROSS PROFIT AND EXPENSES

         Gross profit was 32% of sales in fiscal 1999 compared to 37% in fiscal 1998. The decline was a result of writing down inventory for obsolescence and the fact there was still low margin hardware in the product mix.

         SELLING, RESEARCH AND DEVELOPMENT AND ADMINISTRATIVE EXPENSES

         Selling, research and development, and administrative expenses of $5,978,654 were up $2,148,598 over the previous year. This was a result of a continuing commitment to allocating resources to research and development as well as developing a sales infrastructure to prepare for planned growth in the future. The main components of the selling, research and development, and administrative expenses were:

                                               1999              1998

Research and Development                    $1,094,625         $ 998,116

Selling and Administrative                   4,763,088         2,751,558
Depreciation and Amortization                  120,941            80,382
                                           -----------       -----------
Total Expenses                              $5,978,654        $3,830,056
                                           -----------       -----------


         The Company continued throughout fiscal 1999 to apply resources to develop and enhance VoiceFLOW, CourtFLOW, MURF and voice compression technology.

         Throughout fiscal 1999 the Company continued its participation in numerous industry trade shows as well as in conducting product knowledge and training seminars for distributors and qualified sales prospects throughout North America. This, along with continued, planned administrative and sales expenses to maintain and build infrastructure to promote and support planned future growth accounted for the expenditure increase over the previous year.

B. LIQUIDITY AND CAPITAL RESOURCES

         At March 31, 2001, the Company had cash on hand of approximately $2.7 million. The current ratio as at March 31, 2001 was 3.7:1. The outstanding long-term debt was $1,025,896, of which $1,014,568 represented a convertible debenture held primarily by management. Total shareholders equity was $8,022,139.

         The Company in the past has been able to raise capital through share purchase warrants being exercised by shareholders. In October 2000, the Company sold 3,000,000 Shares at a price of $3.00 per Share, receiving net proceeds after payment of all commissions of $8,280,000.

         Over the next 12 months, the Company anticipates it will require approximately an additional $3,000,000 in funds to achieve its expansion plans as currently structured. This amount includes the funds to further develop INM's businesses described elsewhere. The Company anticipates that it will raise the necessary funds from the sale of securities and from its operations. However, there can be no assurance that the Company will be able to raise any funds, and that the Company will be able to fund its expansion plans.

         The September 30, 2000 financial statements were prepared on the basis of accounting principles applicable to a "going concern". For further details, see Note 1 to the financial statements of the Company for the years ended September 30, 2000 and 1999. No amounts were outstanding under the operating line of credit as of March 31, 2001, and as of the date hereof. The Company believes that the actions taken by it will confirm and support the "going concern" assumption used in preparing the Financial Statements of the Company.

         The Company faces a number of risks in its business that is identified under "Risk Factors". The occurrence of one or more of the events described therein may have a materially adverse effect upon the corporation's results of operations, financial condition and future prospects.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         The Company has invested heavily in research and development over many years. Given the nature of the technology and perceived longer term market demand, the Company's focus has been on product development and marketing of its voice enabled technology. For the three years ended September 30, 2000, 1999, and 1998 the Company has spent a total of approximately $828,000, $1,100,000, and $998,000, respectively, on research and development.

         In order to deliver a true voice operating platform, the Company has identified four major development stages for its products as follows:

         (1) Current - Voice as a Data Object (independent applications)

         (2) Near-term (6 - 12 months) - Voice Data Manipulation and Customization Tools (interconnected applications)

         (3) Mid-term (12 - 24 months) - Artificial Intelligence and Application Generation Tools (interactive voice forms and interactive voice response)

         (4) Long-term (24 - 48 months) - Automated Voice/Data Exchange System (voice operating platform)

         Management of the Company believes its acquisition of INM will enable the Company to incorporate speaker verification and identification, speech-to-text and text-to-speech conversion, keyword spotting, advanced concept-base search and retrieval on transcribed text and data mining activated through natural query language in its Intelligent Voice Operating Platform. The Company and INM's near-term objectives are to integrate and test INM's existing technologies to add the following capabilities to the CourtFLOW and VoiceFLOW products:

         1. Voice print identification;

         2. Keyword spotting;

         3. Image enabling;

         4. Command and control speech recognition;

         5. Automated voice mail and email response;

         6. Concept-based searches;

         7. Natural language queries;

         8. Data mining;

         9. Text-to-speech; and

         10. Speech-to-text.

         However, there can be no assurance that the Company's and INM's products will be able to be successfully integrated and that if the Company will be able to add the above capabilities to its products.

D. TREND INFORMATION

         The trends since the latest financial year ended September 30, 2000 that relate to production are to continue towards a software only solution but necessary installation of hardware in court sales still continues and has had a short term effect of lowering margins. Court related sales have been the major portion of sales in the six month period ended March 31, 2001, but it is anticipated that medical related sales will increase in the near future. This would result in returning the margins to the levels of the last fiscal period. Selling prices and costs have remained constant as compared to the previous fiscal period. Inventory levels are remaining constant in this period as it is replenished on an as needed basis.

         Sales volumes for the six month period ended March 31, 2001 are currently behind last year's results. This is mainly due to the delay in a major government court project that the Company anticipated partially completing by this date. The delay in this project has had a material negative effect on the Company's cash flow, revenues, and profitability and could affect its liquidity. Although the Company anticipates that this project will commence in the future no assurances or guarantees can be given that it will. In the meantime the Company has moved to eliminate costs associated with this project and has directed these resources towards its other ongoing operations. The Company currently has responded to and submitted several government requests for proposals ("RFP'S") in Canada, USA, Great Britain and Australia relating to court and legislative installations of its software. It is anticipated that the majority of these RFP's will be successful and that their granting is anticipated later this period, although there can be no assurance that the RFP's will result in the granting of any contracts.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

         A. Directors and Senior Management.

         DIRECTORS AND OFFICERS. The names, municipalities of residence and principal occupations of the directors and officers of the Company are as follows:

NAME & MUNICIPALITY                POSITION WITH
   OF RESIDENCE                       COMPANY                        PRINCIPAL OCCUPATION
Terry Graham(1)                    CEO, President                Officer of the Company
Unionville, Ontario

Robert E. Bellamy(1)(2)            Director                      Business Consultant and Investor
Lindsay, Ontario                                                 Digital Antheneum Corp (listed on CDNX)
                                                                 Public Storage Canadian Properties Ltd (listed on
                                                                 TSE)

C. Wallis King(2)                  Chairman of the Board,        President, Fideliter Holdings Inc., financial and
Toronto, Ontario                   Director                      investment counsel
William Sharpe(2)                  Director                      President, Sharpe Blackmore Inc., advertising
Toronto, Ontario                                                 agency
Oleg Feldgajer                     Director                      CTO VOICEIQ, Officer of the Company
Waterloo, Ontario
Henri Charles Rothschild(3)        Director                      President, Canada-Israel Industrial R&D Foundation
John C. Buckingham(4)              Director                      Associate Dean and Director of the MBA Program at
                                                                 the Eller Graduate School of Management at
                                                                 University of Arizona
Dr. Robert K. Creasy(5)            Director                      Professor Emeritus, Department of Obstetrics,
                                                                 Gynecology & Reproductive Sciences, University of
                                                                 Texas-Houston Medical School

Dale M. Beeston                    Vice President - Global       Officer of the Company
Oakville, Ontario                  Sales

Larry A. Beard                     Chief Financial Officer,      Officer of the Company
Mississauga, Ontario               Treasurer and Secretary

Leo Halpern                        Vice President, Sales -       Officer of the Company
Beeton, Ontario                    Legislative Assembly and
                                   Courtroom Markets

Daryl R. Duda                      Vice President, Sales -       Officer of the Company

NAME & MUNICIPALITY                POSITION WITH
   OF RESIDENCE                       COMPANY                        PRINCIPAL OCCUPATION
Mississauga, Ontario               Business Markets

Brent Oliver                       Vice President, Research &    Officer of the Company
                                   Development

(1)      Member of the Executive Committee.
(2)      Member of the Audit Committee.
(3) Prior to 1994, Mr. Rothschild had a 25-year career with the Government of Canada which included the position of Chief Scientist (from September 1993 to June 1994) and Assistant Deputy Minister, Science and Technology Sector, Industry, Science and Technology Canada (from February 1992 to September 1993).
(4)      Prior to April 1999, Mr. Buckingham was President of PrimeTech Inc.
(5) Prior to April 1996, Dr. Creasy was Emma Sue High tower professor and Chairman, Department of Obstetrics, Gynecology and Reproductive Sciences, University of Texas Health Science Center at Houston, Texas.

         During the last five years, all of the above directors and officers of the Company have held the occupation or have been associated with the companies or firms listed opposite their names except as described below under "Management" and except for C. Wallis King who, prior to November 1997, was Chairman and CEO of Hughes, King & Co. Limited, a financial and investment counsel firm.

MANAGEMENT

         TERRY GRAHAM, CEO. Prior to October, 1999, Mr. Graham was Chairman and CEO of Image Processing Systems Inc. ("IPS"). He has built several successful companies in the high-technology field and over the past 24 years has established a record of recognizing opportunities for applied technology, creating business alliances, developing growth strategies and selling Canadian technology in the international arena. Under his leadership, IPS, based in Markham, Ontario, grew from sales of $117,000 in 1992 to $30 million in 1997, with sales to major companies in 13 foreign countries.

         LARRY BEARD, CGA, BA Administration, Chief Financial Officer, Treasurer and Secretary. Prior to September 1998, Mr. Beard was Chief Financial Officer for Canada of Ocular Sciences/American Hydron. He brings over 25 years of financial and entrepreneurial experience, including business start-ups as well as banking and senior financial management positions with established companies.

         LEO HALPERN, Vice President Sales, Legislative Assembly and Courtroom Markets. Mr. Halpern has directed VIQ's major projects such as those in the Canadian House of

Commons and the Tampa, Florida Courthouse. Previously, he was officer of company in the field of voice recognition and voice processing.

         DARYL DUDA, Vice President Sales, Business Markets. Prior to 1992, Mr. Duda was National Sales Manager and Market Development Manager for Sony Canada, with particular emphasis on dictation systems.

         There are no arrangements or understandings among any of the directors regarding their election as director. There are no family relationships between any of the directors and officers.

         The Company has acquired all of the Shares of INM which it had not already owned as of May 17, 2001. The Management of INM is as follows:

NAME & MUNICIPALITY OF                                                        PRINCIPAL
      RESIDENCE                           POSITION INM                        OCCUPATION
Oleg Feldgajer                 Chairman, President & Chief Executive       Officer of INM
Waterloo, Ontario              Officer and Director
Terry Graham                   Director                                    Officer of the Company
Unionville, Ontario
Marg Feldgajer                 Vice President Operations                   Officer of INM
Waterloo, Ontario

         OLEG FELDGAJER, Chairman, President and Chief Executive Officer. INM's senior management team is lead by Oleg Feldgajer, founder and President, with 27 years in technology development at major industrial companies. Until 1991, Mr. Feldgajer held the position of senior project leader at NCR Company in Waterloo, Ontario, applying advanced neural network based character recognition techniques to various applications in the banking industry. He was also responsible for R&D coordination and liaison between NCR and Microelectronics and Computer Technology Company's neural network group at Austin, Texas. He is the husband of Marg Feldgajer.

         As a member of NCR's Technical Advisory Board, Mr. Feldgajer assisted NCR's Corporate R&D department in assessing advances in the field of artificial intelligence and was a frequent presenter at the NCR's Neural Nets Technical Information Exchange Sessions. Mr. Feldgajer obtained a BSCEE in 1980 from Tel-Aviv University and a MASCEE from the University of Waterloo in 1988.

         MARG FELDGAJER, Vice President Operations - HR/Group Benefits/ Procurement, is involved in the administration of human resources, company benefits, procurement and project management activities. She is actively involved in a variety of operations at INM including recruiting and hiring, management of the group benefits plan, procurement of

R&D and scientific equipment and purchase of dedicated software and hardware products. In addition, she is instrumental in creating project estimates, assistance in conducting annual reviews and monthly project tracking. Ms. Feldgajer is a graduate from the University of Waterloo. She is the wife of Oleg Feldgajer.

B. COMPENSATION.

         SUMMARY COMPENSATION TABLE. The following table shows the aggregate remuneration paid by the Company for the year ended September 30, 2000 to its executive officers and directors:

SUMMARY COMPENSATION TABLE

                                        ANNUAL COMPENSATION                     LONG-TERM COMPENSATION AWARDS
                                ------------------------------------------------------------------------------------
                                                                                  AWARDS                 PAYOUTS
                                                                       ---------------------------------------------
                                                                        SECURITIES     RESTRICTED
                                                          OTHER            UNDER        SHARES OR                       ALL OTHER
NAME AND                        SALARY($)                 ANNUAL       OPTIONS/SARS    RESTRICTED          LTIP        COMPENSATION
PRINCIPAL POSITION      YEAR       (1)      BONUS($)  COMPENSATION($)    GRANTED#     SHARE UNITS($)    PAYOUTS($)         ($)
-----------------------------------------------------------------------------------------------------------------------------------
Terry Graham            2000    $220,000    $55,000        nil          $424,000           nil             nil           $260,155(3)
Chairman(2)
-----------------------------------------------------------------------------------------------------------------------------------
Kenneth G. Murton       2000    $110,000    $15,000        nil            20,000           nil             nil                nil
Vice-Chairman(2)
-----------------------------------------------------------------------------------------------------------------------------------
Robert Armstrong        2000    $118,750    $50,000        nil           100,000           nil             nil                nil
Chief Risk Officer
-----------------------------------------------------------------------------------------------------------------------------------
Leo Halpern             2000    $115,000    $60,000        nil            85,000           nil             nil                nil
Vice President,
Sales - Legislative
Assembly and
Courtroom Markets
-----------------------------------------------------------------------------------------------------------------------------------
Daryl Duda              2000    $115,000    $32,500        nil            85,000           nil             nil                nil
Vice President,
Sales - Business
Markets
-----------------------------------------------------------------------------------------------------------------------------------
John Tsakalakis         2000    $106,328        nil        nil           200,000           nil             nil                nil
President
-----------------------------------------------------------------------------------------------------------------------------------


              1. Mr. Graham was Chief Executive Officer of the Company subsequent to October 15, 1999. Mr. Murton was Chief Executive Officer of the Company prior to October 15, 1999.

              2. See "Management Contracts".

              3. Because the debenture is denominated in United States funds and the conversion rate is in Canadian funds, the number of Shares that the debenture may be converted into depends upon the rate of exchange. For purposes of this table, the exchange rate used was $1.00 Can. equals $0.68 U.S.

         DIRECTORS. Directors who are not employees of the Company receive $200 for each meeting of the Board of Directors or committee of the Board of Directors attended plus $500 for attending the annual meeting of shareholders.

         Directors are entitled to be reimbursed for their out-of-pocket expenses incurred in connection with their duties as directors and are entitled to participate from time to time in the Stock Option Plan of the Company.

         SHARE APPRECIATION RIGHTS PLAN. Prior to March 31, 2000, the Company had a Share Appreciation Rights Plan pursuant to which the Board of Directors could issue share appreciation rights ("SARs") to directors, officers and employees of the Company and its subsidiaries. The board of directors designated the recipients of SARs and determined the number of SARs covered by each grant, its base price (which could not be less than closing market price of the Shares on the trading day prior to the grant), its expiry date and any other questions relating thereto.

         Each SAR represented the increase, if any, between its base price and the weighted average price of the Shares over 20 trading days immediately prior to its expiry date which could be satisfied in either in cash or through the issue of Shares.

         All plan participants have cancelled their interests in outstanding SARs and the plan has been cancelled.

         OPTIONS/SARS GRANTED DURING MOST RECENT FINANCIAL YEAR. The following table sets out certain information relating to options and SARs granted during the most recent financial year to the Named Executive Officers.

---------------------------------------------------------------------------------------------------------------------------------
                                                  % OF TOTAL                              MARKET VALUE OF
                                                 OPTIONS/SARs         EXERCISE OR      SECURITIES UNDERLYING
                            SECURITIES UNDER      GRANTED TO        BASE PRICE FOR      OPTIONS/SARS ON THE
                              OPTIONS/SARS       EMPLOYEES IN          SECURITY             DATE OF THE
          NAME                 GRANTED(#)       FINANCIAL YEAR       ($/SECURITY)        GRANT($/SECURITY)        EXPIRATION DATE
---------------------------------------------------------------------------------------------------------------------------------
Terry Graham                    294,000             16.5%                $1.04                $1.04              October 14, 2004
Chairman                        130,000              6.5%                $0.90                $0.90              December 8, 2004
---------------------------------------------------------------------------------------------------------------------------------
Kenneth G. Murton
Vice-Chairman                    20,000              1%                  $0.90                $0.90              December 8, 2004
---------------------------------------------------------------------------------------------------------------------------------
Robert Armstrong
Chief Risk Officer              100,000              5.5%                $0.90                $0.90              December 8, 2004
---------------------------------------------------------------------------------------------------------------------------------
Leo Halpern
Vice President, Sales
- Legislative
Assembly and
Courtroom Markets                85,000              5%                  $0.90                $0.90              December 8, 2004
---------------------------------------------------------------------------------------------------------------------------------
Daryl Duda
Vice President, Sales
- Business Markets               85,000              5%                  $0.90                $0.90              December 8, 2004
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
                                                  % OF TOTAL                              MARKET VALUE OF
                                                 OPTIONS/SARs         EXERCISE OR      SECURITIES UNDERLYING
                            SECURITIES UNDER      GRANTED TO        BASE PRICE FOR      OPTIONS/SARS ON THE
                              OPTIONS/SARS       EMPLOYEES IN          SECURITY             DATE OF THE
          NAME                 GRANTED(#)       FINANCIAL YEAR       ($/SECURITY)        GRANT($/SECURITY)        EXPIRATION DATE
---------------------------------------------------------------------------------------------------------------------------------
John Tsakalakis
President                       200,000               11%                  $1.80                $1.80               March 25, 2005
-----------------------------------------------------------------------------------------------------------------------------------


         (1) SARs granted under the Share Appreciation Rights Plan of the
Company.

         AGGREGATE OPTIONS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES. The following table sets out certain information relating to options exercised by the Named Executive Officers during the most recent financial year and the value of unexercised in-the-money options held by the Named Executive Officers at the end of the most recent financial year:

                                        SECURITIES     AGGREGATE      UNEXERCISED OPTIONS/SARS          VALUE OF UNEXERCISED
                                       ACQUIRED ON       VALUE        AT FY-END(#)EXERCISABLE/      IN-THE-MONEY OPTIONS/SARS AT
               NAME                    EXERCISE (#)    REALIZED($)          UNEXERCISABLE         FY-END($)EXERCISABLE/UNEXERCISABLE
Terry Graham Chairman                      nil            nil              259,333/184,667                723,587/531,053
Kenneth G. Murton Vice-Chairman            nil            nil               67,083/21,667                 122,875/61,250
Robert Armstrong Chief Risk Officer        nil            nil                83,334/nil                     227,704/nil
Leo Halpern Vice President, Sales
- Legislative Assembly and
Courtroom Markets                          nil            nil               52,830/61,670                 143,350/180,325
Daryl Duda Vice President, Sales
- Business Markets                         nil            nil               56,663/63,338                 149,763/184,712
John Tsakalakis President                  nil            nil              100,000/100,000                205,000/205,000

MANAGEMENT CONTRACTS

         Terry Graham's services are provided pursuant to a contract for professional services dated October 14, 1999, as amended, between the Company and Dungor Holding Company Ltd. ("DHC"), a company controlled by Terry Graham. Under this agreement, DHC is entitled to an annual fee of $270,000 together with additional compensation which is to be based upon cash proceeds received by the Company from (i) the sale of a substantial part of the business or assets of the Company, and (ii) the issuance under a private placement or public offering of Shares. DHC has received additional compensation totaling $260,155 in respect of certain transactions concluded in Fiscal 2000. Further compensation of $240,000 has been received for transactions occurring in the six month period ending March 31, 2001. The parties have agreed that DHC and Mr. Graham should maintain such number of shares and options as is equal to at least 2.5% of the issued and outstanding Shares at all times during the term that DHC or Mr. Graham provides services to the

Company. In accordance with this arrangement, on July 24, 2000, the Company issued to Mr. Graham 167,794 Shares at a price of $1.90 per share for a purchase price of $318,809. On the same day, the Company made a loan to Mr. Graham in the amount of $318,809, which bore interest at 8% per annum. Unless extended, the contract terminates on February 28, 2002.

         STOCK OPTION PLAN. The Company has established a Stock Option Plan (the "Plan") for the purpose of providing incentives to directors, officers, employees and consultants of the Company. The maximum number of Shares reserved for issue under the Plan is limited to 3,455,000 Shares. The board of directors may designate the recipient of options and determine the number of Shares covered by each option, its exercise price (which may not be less than closing market price of the Shares on the trading day prior to the grant), its expiry date and any other questions relating thereto. All options will be non-transferrable except in the event of an optionee's death.

         The issue of options under the Plan, together with any other stock options issued by the Company, may not result, at any time, in:

         (a) the number of Shares reserved for issuance under stock options granted to related persons exceeding 10% of the issued and outstanding Shares;

         (b) the issuance to related persons, within a 12-month period, of a number of Shares exceeding 10% of the issued and outstanding Shares;

         (c) the number of Shares reserved for issuance under stock options granted to any one related person and the related person's associates exceeding 5% of the issued and outstanding Shares; or

         (d) the issuance to any one related person and the related persons associates, within a 12 month period, of a number of Shares exceeding 5% of the issued and outstanding Shares.

         A related person is defined to mean (i) a director or senior officer of the Company, or (ii) an associate of a director or senior officer of the Company. The board of directors of the Company may from time to time amend or revise the terms of the Plan.

         The following table sets out certain information with respect to options to purchase Shares which were issued under the Stock Option Plan were outstanding at June 30, 2001.

                                                                                                         MARKET VALUE
                                                             PURCHASE PRICE                              OF SECURITIES
                         NUMBER OF     NUMBER OF SHARES      OF SECURITIES         EXPIRATION DATE      UNDER OPTION ON
      OPTIONEES          OPTIONEES       UNDER OPTION         UNDER OPTION            OF OPTION          DATE OF GRANT
EXECUTIVE                    1               10,000              $4.20              March 18, 2002          $4.20
Officers                     2               17,500              $2.00             August 26, 2002          $2.00
                             1               12,500              $2.70                 May 5, 2003          $2.70
                             4               80,000              $1.22            October 18, 2003          $1.22
                             1               10,000              $1.20            October 20, 2003          $1.20
                             3               25,750              $1.05              March 14, 2004          $1.05
                             1              294,000              $1.04            October 14, 2004          $1.04
                             6              410,000              $0.90            December 8, 2004          $0.90
                             2              350,000              $2.01               June 15, 2005          $2.01
                             2              100,000              $1.78               June 27, 2005          $1.78
                             6              585,000              $1.06               March 9, 2006          $1.06

Directors who are            1                5,000              $2.10              March 24, 2003          $2.10
not Executive                3               30,000              $1.20            October 20, 2003          $1.20
Officers                     1               10,000              $1.35            October 27, 2003          $1.35
                             2               12,000              $1.05              March 14, 2004          $1.05
                             4               30,000              $0.90            December 8, 2004          $0.90
                             1                5,000              $1.40             January 8, 2006          $1.40
                             6              132,500              $1.06               March 9, 2006          $1.06
Employees
                             2                5,000              $3.10           February 24, 2002          $3.10
                             1               17,500              $4.50               March 6, 2002          $4.50
                             2                6,000              $3.50                May 14, 2002          $3.50
                             1               15,000              $2.00             August 26, 2002          $2.00
                             3               55,000              $1.22            October 18, 2003          $1.22
                             1               20,000              $1.20            October 20, 2003          $1.20
                             1               25,000              $1.25           November 15, 2003          $1.25
                             2               14,500              $1.05              March 14, 2004          $1.05
                             1                1,500              $1.25             August 10, 2004          $1.25
                             6              147,000              $0.90            December 8, 2004          $0.90
                            24              207,000              $2.01               June 15, 2005          $2.01
                             2               16,500              $2.65               July 12, 2005          $2.65
                             6               18,000              $3.95           September 25,2005          $3.95
                             5               30,000              $1.40             January 8, 2006          $1.40
                             6              137,500              $1.06               March 9, 2006          $1.06

         On July 5, 2001 the closing price of the Shares as quoted on the CDNX was $0.44.

         No amount has been set aside or accrued by the Company and its subsidiaries during the last fiscal year of the Company to provide pension, retirement or similar benefits for directors and officers of the Company, pursuant to any existing plan provided or contributed to by the Company and its subsidiaries.

C. BOARD PRACTICES.

         The directors of the Company are as follows:

                                                                       FIRST
                                                                    AFFILIATION
NAME                       POSITION                                 WITH COMPANY

Robert Bellamy             Director                                     1994
C. Wallis King             Chairman of the Board                        1994
Terry Graham               Chief Executive Officer, Director            1997
Larry A. Beard             Chief Financial Officer, Treasurer,
                           Secretary                                    1998
Leo Halpern                Vice President, Sales: Legislative
                           Assembly and Courtroom Markets               1998
William Sharpe             Director                                     1998
Henri Charles Rothschild   Director                                     2001
John C. Buckingham         Director                                     2001
Dr. Robert K. Creasy       Director                                     2001
Oleg Feldgajer             Director                                     2001


         Directors were elected at the last Annual and Special Meeting of Shareholders held on March 27, 2001, and are expected to hold these positions until the next Annual and Special Meeting of Shareholders, scheduled for March 2002.

         Terry Graham's services are provided pursuant to a contract for professional services dated October 14, 1999, as amended, between the Company and Dungor Holding Company Ltd. ("DHC"), a company controlled by Terry Graham. Under this agreement, DHC is entitled to an annual fee of $270,000 together with additional compensation which is to be based upon cash proceeds received by the Company from (i) the sale of a substantial part of the business or assets of the Company, and (ii) the issuance under a private placement or public offering of Shares.

         All officers have an employment agreement that provides them with one month of remuneration for every year employed with a minimum of three months payable. They must exercise all vested options within 30 days of termination.

         The Board of Directors has an audit committee comprised of Robert Bellamy (Director), C. Wallis King (Chairman of the Board), and William Sharpe (Director). The committee meets quarterly to review the Company's results before they publicly released, and meets annually to review the yearly results. The committee then presents the board of directors with its recommendations for the board's approval. The committee will also discuss the Company's internal controls and procedures and any other concerns its auditors may have.

         The Board of Directors has a compensation committee comprised of C. Wallis King (Chairman of the Board), Terry Graham (Director and Chief Executive Officer) and

William Sharpe (Director). The committee meets a minimum of once a year to approve the salaries of the Company's officers and the compensation for the directors. They also meet to address specific items when required. A member of the committee will be asked to excuse himself if he has a conflict of interest. The committee presents their recommendations to the Board of Directors for its approval.

         The Board of Directors has an executive committee comprised of C. Wallis King (Chairman of the Board) and Terry Graham (Director and Chief Executive Officer). The committee meets when directed by the Board of Directors or when they feel a need arises.

D. EMPLOYEES.

         At September 30, 2000, 1999, and 1998 the Company employed 40, 35, and 32 persons, respectively. At July 1, 2001, the Company had 35 full time employees, of which 11 are involved in product development, 3 are involved in manufacturing, 9 are sales personnel, 1 is in marketing, 6 are in technical support, and 5 are in finance and administration personnel.

         The Company has entered into employment agreements with all of its key management which contain non-disclosure and confidentiality agreements.

E. SHAREM OWNERSHIP.

                                                                                     NUMBER OF       PERCENTAGE OF
                                                                                      SHARES          OUTSTANDING
NAME                    POSITION                                                       OWNED             SHARES
Terry Graham            Chairman of the Board of Directors and Chief Executive
                        Officer                                                       369,224             2.1%
Larry A. Beard          Chief Financial Officer, Treasurer, Secretary                                        *
Leo Halpern             Vice President, Sales: Legislative Assembly and                                      *
                        Courtroom Markets
Daryl R. Duda           Vice President, Sales: Business Markets                                              *
Robert E. Bellamy       Director                                                      183,785             1.1%
C. Wallis King          Director                                                                             *
William Sharpe          Director                                                                             *


         * Less than 1%

         The following table sets out information relating to outstanding options to purchase Shares granted by the Company to its executive offices and directors that are outstanding:

--------------------------------------------------------------------------------------------
                            NUMBER OF
                             COMMON            EXERCISE           PURCHASE
                             SHARES              PRICE            PRICE OF        EXPIRATION
     NAME                   OPTIONED           PER SHARE           OPTION            DATE
--------------------------------------------------------------------------------------------
Terry Graham                  10,000             2.00                Nil            8/26/02
                              10,000             1.20                              10/20/03
--------------------------------------------------------------------------------------------
Dungor Holding(4)            294,000             1.04                Nil           10/14/04
                             130,000             0.90                               12/8/04
                             335.000             1.06                                3/9/06
--------------------------------------------------------------------------------------------
William Sharp                  5,000             2.10                Nil            3/24/03
                              10,000             1.20                              10/20/03
                               7,500             0.90                               12/8/04
                              12,500             1.06                                3/9/06
--------------------------------------------------------------------------------------------
Robert E. Bellamy             10,000             1.20                Nil           10/20/03
                               6,000             1.05                               3/14/04
                               7,500             0.90                               12/8/04
                               5,000             1.40                                1/8/06
                               6,500             1.06                                3/9/06
--------------------------------------------------------------------------------------------
C. Wallis King                10,000             1.20                Nil           10/20/03
                               6,000             1.05                               3/14/04
                               7,500             0.90                               12/8/04
                              21,500             1.06                                3/9/06
--------------------------------------------------------------------------------------------
Henri Rothschild              42,000             1.06                Nil             3/9/06
--------------------------------------------------------------------------------------------
Dale M. Beeston               50,000             1.78                Nil            6/27/05
                              85,000             1.06                                3/9/08
--------------------------------------------------------------------------------------------
J. Brent Oliver                2,500             3.50                Nil            5/14/02
                              15,000             1.22                              10/18/03
                               7,000             1.05                               3/14/04
                              30,000             0.90                               12/8/04
                              25,000             2.01                               6/15/05
                               7,500             1.40                                1/8/06
                              25,000             1.06                                3/9/06
--------------------------------------------------------------------------------------------
Larry A. Beard                20,000             1.22                Nil           10/18/03
                              70,000             0.90                               12/8/04
                              85,000             1.06                                3/9/06
--------------------------------------------------------------------------------------------

-------------------

(4) Dungor Holding Company Ltd. is the personal holding and consulting company of Terry Graham.

--------------------------------------------------------------------------------------------
                            NUMBER OF
                             COMMON            EXERCISE           PURCHASE
                             SHARES              PRICE            PRICE OF        EXPIRATION
     NAME                   OPTIONED           PER SHARE           OPTION            DATE
--------------------------------------------------------------------------------------------
Leo Halpern                   15,000             1.22                Nil           10/18/03
                               7,500             2.00                               8/26/02
                               7,000             1.05                               3/14/04
                              85,000             0.90                               12/8/04
                              55,000             1.06                                3/9/06
--------------------------------------------------------------------------------------------
Daryl R. Duda                 20,000             1.22                Nil           10/18/03
                               7,500             1.05                               3/14/04
                              85,000             0.90                               12/8/04
                               7,500             1.40                                1/8/06
                              55,000             1.06                                3/9/06
--------------------------------------------------------------------------------------------


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS.

         At June 28, 2001, the Company had 21,622,058 Shares outstanding with an authorized capital of an unlimited number of Shares. The following are the only persons known to own 5% or more of the Company's outstanding Shares as of June 28, 2001.


                                NUMBER OF SHARES           PERCENTAGE OF
NAME                                  OWNED              OUTSTANDING SHARES

Flanders Language Valley            2,959,275                  13.69%
Fund C.V.A.

Oleg Feldgajer                      2,956,000                  13.68%

Alexander Szlam                     1,360,000                  6.29%

Lernout & Hauspie Speech
Products, N.V.                      1,559,090                  7.21%


         The major shareholders listed above have the identical voting rights to all other shareholders.

         At June 30, 2001, the Company had 2,811 shareholders of record. At June 30, 2001, there were 108 United States shareholders of record, holding 1,471,263 Shares, which represents 6.8% of the outstanding class.

         To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another Company or foreign government.

         There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

RELATED PARTY TRANSACTIONS.

         (a) No director, senior officer or other insider of the Company, or any associate or affiliate of any thereof, has or had any material interest in any transaction during the year ended September 30, 2000 or in any proposed transaction that has materially affected or will materially affect the Company, except as described below.

         (1) On February 5, 1999, FLV purchased 10% Convertible Debentures in the aggregate principal amount of $750,000 U.S. accompanied by 1,054,852 share purchase warrants. The 10% convertible debentures were subsequently converted into 1,581,595 Shares. Each of the share purchase warrants entitled the holder to purchase one Share at a price of $0.711 U.S. at any time on or before February 5, 2001. In February 2001, FLV sold the warrants to an unaffiliated third party. The warrants were exercised, resulting in the issuance of 1,054,852 Shares and net proceeds to the Company of approximately $1.1 million. Philip Vermeulen, formerly a director of the Company, is the Managing Director of FLV Management, N.V., the investment manager of FLV. FLV owns 2,959,275 Shares, representing 17.13 % of the outstanding Shares.

         (2) On February 5, 1999, L&H guaranteed a $750,000 U.S. 7% Convertible Debenture issued by the Company and a $750,000 U.S. operating line of credit of the Company. As consideration for the guaranty, L&H received an aggregate of 750,000 share purchase warrants. Each of the share purchase warrants entitled the holder to purchase one Share at a price of $0.711 U.S. at any time on or before February 5, 2001. These warrants were exercised in 2000.

         (3) In March 2000, a group of investors consisting primarily of senior management of the Company purchased the $750,000 U.S. debenture and a $400,000 8% Convertible Debenture of the Company from a Belgian venture capital fund. Concurrent with the completion of these transactions, the $400,000 8% Convertible Debenture was converted into 357,989 Shares.

         (4) In August, 1999, the Company issued $450,000 10% Convertible Promissory Notes to four investors, of which Kenneth G. Murton, formerly a director and officer of the Company, and Robert E. Bellamy, a director of the Company, each purchased a promissory note in the principal amount of $50,000. These promissory notes were redeemed on November 1, 1999 out of the proceeds of a rights offering. Upon redemption, the holders of the notes received share purchase warrants permitting the purchase, on or before August 31, 2001, of Shares at $0.92 per share, being the trading prices of the Shares at the time of issue of the warrants. Each of Mr. Murton and Mr. Bellamy received 34,483 of these share purchase warrants.

         (5) On June 30, 2000, the Company issued to L&H a non-exclusive, non-assignable, perpetual and worldwide license for the use of features of the Company's PC-DART(TM) VoiceFLOW product and received an initial license fee of $680,000 U.S. and an initial royalty payment of $220,000 U.S. Additional royalty payments of $220,000 U.S. are due on July 15, 2001 and July 15, 2002. The Company is owed $440,000 U.S. in licensing fees from L&H and is seeking recovery for these fees. However, because L&H has filed for protection under Chapter 11 of the U.S. Bankruptcy Act it is uncertain whether the Company will be able to recover any fees. L&H owns 1,559,090 Shares of the Company, representing 9.02% of the outstanding Shares.

         (6) On May 9, 2000, the Company received shares certificates representing 8,170 shares of L&H, in partial payment of the $462,150 U.S. exercise price of 650,000 share purchase warrants of the Company. In view of the failure of L&H to make full payment ofthe exercise price, and because Management believes the entire transaction was based upon publicly available financial information of L&H which Management believes was materially inaccurate, the Company has notified L&H that it plans to reverse this transaction. The Company has notified L&H that it is reserving any rights to seek damages from L&H.

         (7) On July 24, 2000, the Company issued 167,794 Shares to Mr. Terry Graham, a director and senior officer of the Company in consideration for a promissory note in the amount of $318,809. Reference is made to "Item 6. Directors, Senior Management and Employees - Management Contracts."

         (b) The aggregate amount outstanding as of September 30, 2000 for indebtedness entered into in connection with the purchase of securities of the Company or its subsidiaries by all officers, directors, employees, former officers, directors and employees, of the Company or its subsidiaries to the Company or its subsidiaries was $30,000.

         The following table sets out particulars of indebtedness for directors, executive officers and senior officers in respect of securities purchases:

                                                   LARGEST AMOUNT                            FINANCIALLY ASSISTED
                                INVOLVEMENT OF     OUTSTANDING DURING    AMOUNT              SECURITIES PURCHASED
                                ISSUER OR          YEAR ENDED SEPT.      OUTSTANDING  AT     DURING LAST COMPLETED    SECURITY FOR
NAME AND PRINCIPAL POSITION     SUBSIDIARY         30, 2000              MAY 24, 2001        FINANCIAL YEAR           INDEBTEDNESS
Peter Vanderlee
Corporate Development &
Communications                  Lender             $60,000               $30,000             nil                      20,000 shs(1)

Terry Graham
Chairman & CEO                  Lender             $318,809              $318,809            $318,809                 N/A

         The loan to Mr. Vanderlee was to be repaid on November 3, 2000, bears interest at the rate equal to the prime lending rate of the Company's principal Canadian banker plus 2.0% per annum, payable quarterly, and is secured by 20,000 Shares purchased with the proceeds of the loan. The term of the loan was extended to November 3, 2001.

         The aggregate amount outstanding as of September 30, 2000 for indebtedness not entered into in connection with the purchase of securities of the Company or its subsidiaries by all officers, directors, employees, former officers, directors and employees, of the Company or its subsidiaries to the Company or its subsidiaries was $65,000.

         The following table sets out particulars of indebtedness for directors, executive officers and senior officers in respect of indebtedness not entered into in connection with the purchase of securities:

                                                          LARGEST AMOUNT
                                        INVOLVEMENT OF    OUTSTANDING DURING
                                        ISSUER OF         YEAR ENDED SEPT. 30,   AMOUNT OUTSTANDING
NAME AND PRINCIPAL POSITION             SUBSIDIARY        2000                   AS AT MARCH 31, 2001
Larry Beard
Chief Financial Officer, Treasurer
and Secretary                           Lender            $65,000                $65,000


         The loan to Mr. Beard is to be repaid in September 2001, bears interest at the rate equal to 5% per annum, payable monthly, and is secured by 2,500 Shares and options to purchase 90,000 Shares at prices ranging from $0.90 to $1.22.

INTERESTS OF EXPERTS AND COUNSEL.

         Not applicable.

ITEM 8. FINANCIAL INFORMATION.

         Reference is made to "Item 18. Financial Statements" for the financial statements included in this Annual Report.

         For the period six month period ending March 31, 2001, the Company had export sales of $1,448,728, which represents approximately 66% of the Company's total sales for this period.

         Other than the transactions with INM and B2B, described elsewhere in this Annual Report, there have been no significant changes in the Company's business since the date of the audited financial statements for the year ended September 30, 2000 and the unaudited financial statements as at March 31, 2001.

         There are no legal proceedings of a material nature pending against the Company, or its subsidiaries. The Company is unaware of any legal proceedings known to be contemplated by any governmental authorities.

         To date, the Company has not paid a dividend. The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time to time based upon and subject to the Company's earnings, financial requirements and other conditions prevailing at the time.

ITEM 9. THE OFFER AND LISTING.

         A. OFFER AND LISTING DETAILS.

         The Company's Shares commenced trading on the Alberta Stock Exchange in 1994. The Company's Shares are currently listed on the Canadian Venture Exchange ("CDNX"). Trading on the CDNX commenced on November 29, 1999. The following is a summary of trading in the Shares on the CDNX and prior to November 29, 1999, the Alberta Stock Exchange, for the periods indicated:

                     --------------------------------------------------
                     YEAR                     LOW                  HIGH
                     --------------------------------------------------
                     1996                    0.20                  0.34
                     --------------------------------------------------
                     1997                    0.14                  0.52
                     --------------------------------------------------
                     1998                   0.125                  0.32
                     --------------------------------------------------
                     1999                    0.75                   3.1
                     --------------------------------------------------
                     2000                    0.82                  4.95
                     --------------------------------------------------

         The following is a summary of trading, on a quarterly basis, of the Shares on the Alberta Stock Exchange and CDNX for 1999 and 2000, expressed in Canadian dollars:

             -----------------------------------------------------------
                                            LOW                     HIGH
             -----------------------------------------------------------
             1999
             1st Quarter                   $0.83                   $1.60
             2nd Quarter                   $1.06                   $3.10
             3rd Quarter                   $0.95                   $1.90
             4th Quarter                   $0.75                   $1.09
             -----------------------------------------------------------
             2000
             1st Quarter                    0.82                    4.00
             2nd Quarter                    1.55                    3.23
             3rd Quarter                    1.92                    4.95
             4th Quarter                    1.18                    4.20
             -----------------------------------------------------------

         The low and high market prices for the Shares for the past six months are as follows:

             -----------------------------------------------------------
             MONTH AND YEAR                 LOW                     HIGH
             -----------------------------------------------------------
             January 2001                   1.25                    1.95
             -----------------------------------------------------------
             February 2001                  1.00                    1.55
             -----------------------------------------------------------
             March 2001                     0.85                    1.20
             -----------------------------------------------------------
             April 2001                     0.80                    1.15
             -----------------------------------------------------------
             May 2001                       0.50                    0.90
             -----------------------------------------------------------
             June 2001                      0.37                    0.57
             -----------------------------------------------------------

         The closing price of the Shares on the CDNX on July 5, 2001 was $0.44.

B. PLAN OF DISTRIBUTION.

         Not applicable.

C. MARKETS

         (see A. above)

D. SELLING SHAREHOLDERS.

         Not applicable.

E. DILUTION.

         Not applicable.

F. EXPENSES OF THE ISSUE.

         Not applicable.

10. ADDITIONAL INFORMATION.

A. SHARE CAPITAL.

         Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION.

COMMON SHARES

         The Company is authorized to issue an unlimited number of Common Shares ("Shares") and an unlimited number of Preferred Shares, each without nominal or par value. As at July 5, 2001, there were 21,622,058 Shares issued and outstanding and an additional 6,601,999 Shares reserved for issuance pursuant to exercise of stock options, warrants, and conversion of debentures. No Preferred Shares are issued. All issued and outstanding Shares are fully paid and non-assessable.

         The holders of Shares are entitled to such dividends as and when declared by our board of directors, to one vote per share at meetings of shareholders and upon liquidation, to receive such of our assets as are distributable to holders of Shares, subject to the rights of holders, if any, of the Preferred Shares. All Shares presently outstanding are duly authorized, validly issued, fully paid and non-assessable. Shares have no preference, conversion, exchange, preemptive or cumulative voting rights.

         All Shares are entitled to one vote per share at all meetings of shareholders, rank equally as to dividends and as to the distribution of the Company's assets available for distribution in the event of a liquidation, dissolution or winding up of the Company. There are no preemptive or conversion rights and no provision for redemption, purchase for cancellation, surrender or sinking or purchase funds.

         Provisions as to the modification, amendment or variation of such rights and provisions are contained in the Business Companies Act (Ontario) (the "Act") and the regulations promulgated thereunder. Certain fundamental changes to the articles of the Company will require the approval of two-thirds of the votes cast on a resolution submitted to a special meeting of the Company's shareholders called for the purpose of considering the resolution. These items include (i) an amendment to the provisions relating to the outstanding capital of the Company, (ii) a sale of all or substantially all of the assets of the Company, (iii) an amalgamation of the Company with another company, other than a subsidiary, (iv) a winding-up of the Company, (v) a continuance of the Company into another jurisdiction, (vi) a statutory court approved arrangement under the Act (essentially a corporate reorganization such as an amalgamation, sale of assets, winding-up, etc.), (vii) a change of name.

         Although the Act does not specifically impose any restrictions on the repurchase or redemption of shares, under the Act a corporation cannot repurchase its shares or declare dividends if there are reasonable grounds for believing that (a) the corporation is, or after payment would be, unable to pay its liabilities as they become due, or (b) after the payment, the realizable value of the corporation's assets would be less than the aggregate of (i) its liabilities and (ii) its stated capital of all classes of its securities. Generally, stated capital is the amount paid on the issuance of a share.

PREFERRED SHARES

         The Preferred Shares are issuable in one or more series with such rights, restrictions, conditions and limitations as the directors may specify by resolution at the time of designation of the series. The holders of Preferred Shares are entitled, upon liquidation, to receive such of our assets as are distributable to the holders of the Preferred Shares in preference to the holders of Common Shares.

                              ARTICLES AND BY-LAWS

         The following presents a description of certain terms and provisions of the Company's articles and by-laws.

GENERAL

         The Company was incorporated in the Province of Alberta, Canada on July 12, 1993 and was continued to the Province of Ontario, Canada pursuant to the Business Company Act (Ontario) pursuant to articles of continuance dated October 1, 1996.

         The Company's corporate objectives and purpose are unrestricted.

DIRECTORS

         The Company's by-laws provide that a director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with us shall disclose to us the nature and extent of that interest and shall not vote on any resolution to approve such contract or transaction.

         The Company's by-laws provide that the directors shall be paid such remuneration for their services as the board of directors may from time to time determine.

         The Company's by-laws provide that the board may from time to time on our behalf, without authorization of shareholders:

                  borrow money upon Company credit;

                  issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Company, whether secured or unsecured;

                  to the extent permitted by the Business Companies Act (Ontario), give directly or indirectly financial assistance to any person by means of a loan, a guarantee or otherwise on our behalf to secure performance of any present or future indebtedness, liability or obligation of any person; and

                  mortgage, hypothecate, pledge or otherwise create a security interest in all or any or our currently owned or subsequently acquired real or personal, movable or immovable, property including book debts, rights, powers, franchises and undertakings, to secure any Company bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation.

         The Company's by-laws provide that no person shall be qualified for election as a director if such person is less than 18 years of age. There is no provision in the Company's by-laws relating to retirement or non-retirement of directors under an age limit requirement. A director need not be a shareholder. A majority of directors must be resident Canadians and at least one-third of the directors must not be officers or employees of the Company or of any of the Company's affiliates.

ANNUAL AND SPECIAL MEETINGS

         The annual meeting and special meetings of shareholders are held at such time and place as the board of directors, the chairman of the board, the managing director or the president shall determine. Notice of meetings are sent out to shareholders not less than 21 nor more than 50 days before the date of such meeting. All shareholders at the record date are entitled to notice of the meeting and have the right to attend the meeting. The directors do not stand for reelection at staggered intervals.

         There are no provisions in either the Company's Articles of Incorporation or By-laws that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiary.

         There are no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

C.  MATERIAL CONTRACTS

         Except for contracts entered into in the ordinary course of business, the only material contracts which have been entered into by the Company in the two years prior to the date hereof are the following:

         (1) AGENCY AGREEMENT DATED OCTOBER 16, 2000 BETWEEN THE COMPANY, THOMSON KERNAGHAN & CO. LTD., AND HAYWOOD SECURITIES INC. RELATING TO OCTOBER 2000 PUBLIC OFFERING.

         Pursuant to an agreement dated October 16, 2000 (the "Agency Agreement") made between the Company and Thomson Kernaghan & Co. Ltd. and Haywood Securities Inc. (collectively, the "Agents"), the Agents acted as exclusive agent of the Company in a public offering of the 3,000,000 of the Company's Shares at a price of $3.00 per Share, on a best efforts basis. The fee payable to the Agents was $0.24 per Share, resulting in an aggregate fee of $720,000. As additional consideration for the services of the Agents in connection with the offering, the Company issued a total of 300,000 compensation options (the "Compensation Options") to the Agents at a price of $3.46 per Share, to purchase during the period of two years following the closing of the offering, which occurred during October 2000.

         (2) AGREEMENTS RELATING TO ACQUISITION OF INTERESTS IN INTERNATIONAL NEURAL MACHINES INC.

         On April 12, 2000, the Company purchased 36.5% of the issued common shares of INM, and a $625,000 10% debenture ("Debenture"), of INM for a purchase price of $2,270,000 which was satisfied by the payment of $1,250,000 and the issue of 400,000 Shares of the Company at a price of $2.55 per Share. Pursuant to the terms of the agreement, the Company funded a 10-month development program with INM relating to building an intelligent voice platform for the Company, for which the Company paid INM $100,000 per month.

         Pursuant to two Share Purchase Agreements with Oleg Feldgajer and Aleksander Szlam in March 2001, the Company acquired the remainder of INM's outstanding shares. The Company purchased 12,700 shares of INM from Oleg Feldgajer and Aleksander Szlam for a price of $4,316,000 which the Company satisfied by the issuance of 4,316,000 of its Shares to Messrs. Feldgajer and Szlam in May 2001.

         3. AGREEMENTS RELATING TO ACQUISITION OF INTEREST IN B2G LEGAL PARTY Limited.

         In March 2001 the Company acquired 50% of B2G Legal Pty Limited ("B2GL"), an Australian company. B2GL owns 100% of Auscript Pty Limited ("Auscript"), which Management of the Company believes is the largest court reporting services firm in Australia.

         B2G.com Limited ("B2G.com") currently owns 100 ordinary shares of B2GL, which represents 50% of B2GL's outstanding ordinary shares. In 2000 the Company made a loan of $450,000 AUS to B2G.com, the proceeds of which were used by B2GL to acquire all of the issued and outstanding shares of Auscript.

         Auscript had owed Lost Ark Nominees Pty Limited ("Lost Ark") $1,000,000 AUS. B2GL asked the Company for an additional loan of $1,000,000 AUS to be used to repay the loan to Lost Ark and the Company made this loan. In March 2001 the Company converted the two loans into 100 ordinary shares of B2GL, representing 50% of its outstanding shares.

         (4)  AGREEMENTS WITH FLANDERS LANGUAGE VALLEY C.V.A,

         Beginning in 1998 the Company engaged in a series of transactions with Flanders Language Valley Fund, C.V.A. ("FLV") These transactions resulted in FLV becoming a major shareholder of the Company. Reference is made to "Item 4. Information on the Company, Business Overview - Transactions with Flanders Language Valley C.V.A" for a description of the Company's dealings with FLV.

         (5) AGREEMENTS WITH LERNOUT & HAUSPIE SPEECH PRODUCTS, N.V.

         Beginning in 1998 the Company engaged in a series of transactions with Lernout & Hauspie Speech Products, N.V. ("L&H"). These transactions resulted in L&H becoming a major shareholder of the Company. In November 2000 L&H filed for protection under Chapter 11 of the U.S. Bankruptcy Act. The Company believes that it was induced to enter the agreements with L&H based upon publicly available information which Management of the Company now believes was materially inaccurate at the time. Management is seeking to unwind certain of its transactions with L&H and has demanded damages from L&H. Reference is made to "Item 4. Information on the Company, Business

Overview - Agreements with Lernout & Hauspie Speech Products N.V."and "Related Party Transactions" for a description of the Company's various dealings with L&H.

D.  EXCHANGE CONTROLS.

         There are no laws, governmental decrees or regulations in Canada that restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our shares, other than withholding tax requirements. Reference is made to "Item E. Taxation."

         There are no limitations under the laws of Canada or the Province of Ontario, or in our constating documents, with respect to the right of non-resident or foreign owners to hold or vote Shares other than those imposed by the Investment Canada Act .

         The Investment Canada Act is a federal Canadian statute which regulates the acquisition of control of existing Canadian businesses and the establishment of new Canadian businesses by an individual, a government or entity that is a "non-Canadian" as that term is defined in the Investment Canada Act.

         Management of the Company believes that it is not currently a "non-Canadian" for purposes of the Investment Canada Act. If the Company were to become a "non-Canadian" in the future, acquisitions of control of Canadian businesses by the Company would become subject to the Investment Canada Act. Generally, the direct acquisition by a "non-Canadian" of an existing Canadian business with gross assets of $5,000,000 or more is reviewable under the Investment Canada Act, with a threshold of $184 million for transactions closing in 1999 for "WTO investors" as defined under the Investment Canada Act. If the Company were to become a "non-Canadian" in the future, Management believes the Company would likely become a "non-Canadian" which is a "WTO investor." Generally, indirect acquisitions of existing Canadian businesses (with gross assets over certain threshold levels) are reviewable under the Investment Canada Act, except in situations involving "WTO investors" where indirect acquisitions are generally not reviewable. In transactions involving Canadian businesses engaged in the production of uranium, providing financial services, providing transportation services or which are cultural businesses, the benefit of the higher "WTO investor" thresholds do not apply.

         Acquisitions of businesses related to Canada's cultural heritage or national identity (regardless of the value of assets involved) may also be reviewable under the Investment Canada Act. In addition, investments to establish new, unrelated businesses are not generally reviewable. An investment to establish a new business that is related to the non-Canadian's existing business in Canada is not notifiable under the Investment Canada Act unless such investment relates to Canada's cultural heritage or national identity.

         Investments which are reviewable under the Investment Canada Act are reviewed by the Minister, designated as being responsible for the administration of the Investment Canada Act. Reviewable investments, generally, may not be implemented prior to the Minister's determining that the investment is likely to be of "net benefit to Canada" based on the criteria set out in the Investment Canada Act. Generally investments by non-Canadians consisting of the acquisition of control of Canadian businesses which acquisitions are otherwise non-reviewable or the establishment of new Canadian businesses require that a notice be given under the Investment Canada Act in the prescribed form and manner.

         Any proposed take-over of the Company by a "non-Canadian" would likely be subject only to the simple "notification" requirements of the Investment Canada Act as in all likelihood that non-Canadian would be a "WTO investor" for purposes of the Investment Canada Act. Generally, a "WTO investor" is an individual, other than a Canadian, who is a national of a country which is a member of the World Trade Organization. In the case of a person which is not an individual, a WTO investor is a person which, generally, is ultimately controlled by individuals, other than Canadians, who are nationals of a WTO member. Currently there are 134 countries which are members of the WTO, including virtually all countries of the Western world. The Company would have to have an asset base of at least $184 million Can. before the "reviewable" transaction provisions of the Investment Canada Act became relevant for consideration by a third party non-Canadian acquirer, which is not a WTO investor.

E. TAXATION.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

         The following is a general summary of the principal Canadian federal income tax considerations generally applicable to a person who holds the Company's Shares and who, at all relevant times, for the purposes of the Income Tax Act (Canada) (the "Act") is not and has never been resident or deemed to be resident in Canada, deals at arm's length and is not affiliated with the Company, holds his/her Shares as capital property, does not use or hold (and will not use or hold) and is not deemed to use or hold his/her Shares in, or in the course of, carrying on a business in Canada and does not carry on an insurance business in Canada and elsewhere (a "Non-Resident Holder").

         The summary is based on the current provisions of the Act and the regulations thereunder and the Company's understanding of the current published administrative practices, and assessing policies of the Canada Customs and Revenue Agency (the "CCRA"). This summary takes into account all specific proposals to amend the Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") although no assurances can be given that such

Proposed Amendments will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision or other changes in administrative practices or assessing policies of the CCRA nor does it take into account any provincial, territorial, local or foreign tax considerations. The provisions of provincial income tax legislation may vary from province to province in Canada and, in some cases, differ from federal tax legislation.

         THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION AND EFFECT OF THE INCOME AND OTHER TAX LAWS OF ANY COUNTRY, PROVINCE, STATE OR LOCAL TAX AUTHORITY. ANY NON-RESIDENT HOLDER WHO ACQUIRES SHARES OTHER THAN FROM THE COMPANY MAY BE REQUIRED TO OBTAIN FROM THE VENDOR A CERTIFICATE PURSUANT TO SECTION 116 OF THE ACT (DESCRIBED BELOW) UNLESS THE SHARES IS LISTED ON A PRESCRIBED STOCK EXCHANGE (AS DESCRIBED BELOW) OR, AFTER REASONABLE INQUIRY, THE PURCHASER HAD NO REASON TO BELIEVE THE VENDOR WAS A NON-RESIDENT OF CANADA WITHIN THE MEANING OF THE ACT.

DIVIDENDS ON SHARES

         Dividends paid or credited or deemed under the Act to be paid or credited on the Shares held by a Non-Resident Holder will be subject to Canadian non-resident withholding tax at a general rate of 25%. This rate may be reduced pursuant to the terms of an applicable tax treaty between Canada and the country of residence of the Non-Resident Holder. Dividends paid or credited or deemed under the Act to be paid or credited on the Shares held by a Non-Resident Holder who is resident in the United States for purposes of the Canada- United States Income Tax Convention will generally be subject to Canadian non-resident withholding tax at a rate of 15%.

DISPOSITION OF SHARES

         A Non-Resident Holder will not be subject to tax under the Act in respect of any capital gain realized on a disposition of Shares unless at the time of such a disposition such shares constitute taxable Canadian property of the Non-Resident Holder for purposes of the Act and such Non-Resident Holder is not entitled to relief under an applicable tax treaty between Canada and the country of residence of the Non-Resident Holder.

         Shares purchased in the open market will generally not constitute taxable Canadian property of a Non-Resident Holder at a particular time provided that such Shares are listed on a prescribed stock exchange (which, pursuant to proposed amendments, includes the Canadian Venture Exchange ) at that time unless at any time during the sixty month period immediately preceding the disposition of such Shares, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together will all such persons, owned 25% or more of the Shares of any class or series of the capital stock of the Company. For this purpose, a Non-Resident Holder will be considered to own any share in respect of which such holder or a person not dealing at arm's length with such holder has an interest or option or other right to acquire. Under certain circumstances, Shares of the Company may be deemed to be taxable Canadian property. In the event that Shares constitute taxable Canadian property to a particular Non-Resident Holder, capital gains realized on the disposition of the Shares held by a Non-Resident Holder who is resident in the United States for purposes of the Canada-United States Income Tax Convention will generally not be subject to Canadian tax unless the value of the Shares is derived principally from real property situated in Canada or the Shares form part of the business property of a permanent establishment or fixed base which such holder has or had in Canada within the 12 month period preceding the disposition.

         A purchase of Shares (other than a purchase of Shares in the open market in the manner in which Shares would normally be purchase by any member of the public in the open market) will give rise to a deemed dividend under the Act equal to the amount, if any, by which the amount paid by the Company on the purchase exceeds the paid-up capital of such Shares determined in accordance with the Act. The paid-up capital may be less than the Non-Resident Holder's adjusted cost base of such Shares. Any such dividend deemed to have been received by a Non-Resident Holder will be subject to non-resident withholding tax as described above. The amount of such deemed dividend will reduce the proceeds of disposition of the Shares to the Non-Resident Holder for purposes of computing the Non-Resident Holder's capital gain or loss under the Act.

F. DIVIDENDS AND PAYING AGENTS.

         Not applicable.

G. STATEMENTS BY EXPERTS.

         Not applicable.

H. DOCUMENTS ON DISPLAY.

         Copies of the documents referred to in this documents may be inspected during normal business hours, at the Company's headquarters located at 240 Riviera Drive, Markham, Ontario, L3R 5M1 Canada.

I. SUBSIDIARY INFORMATION.

         At July 9, 2001, the Company had two wholly-owned subsidiaries, (i) BCB Voice Systems, Inc., a corporation incorporated under the laws of Arizona, and
(ii) International Neural Machines Incorporated, a corporation incorporated under the laws of the Province of Ontario, Canada. In addition, the Company owns 50% of B2G Legal Pty Limited, an Australian corporation.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         The Company's primary market risk exposures are related to foreign currency risks.

         The Company's reporting currency is the Canadian Dollar. The company is exposed to foreign exchange risk associated with its sales to U.S. customers as well as a result of its dealings with its Australian subsidiary. This risk is partially offset by purchases made in U.S. dollars. The Company does not hedge its exposure to foreign exchange risk. Gains and losses resulting from the effects of changes in the U.S. dollar or any other currency to Canadian dollar exchange rate are recorded in income.

         The Company does not utilize derivative financial instruments to hedge its foreign currency rate risks.

         The Company is currently not borrowing and its long-term debt instrument is at a fixed rate so there is currently no interest rate risk exposure.

         The above discussion includes only those exposures that exist as at June 30, 2001 and as a result does not consider exposures or positions that could arise after that date. The Company's ultimate realized gain or loss with respect to exchange rate fluctuations will depend on the exposures that arise during the period, the Company's hedging strategies at the time and foreign exchange rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES, AND DELINQUENCIES.

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

         None.

ITEM. 15 AND 16.

         Not applicable.

ITEM 17. FINANCIAL STATEMENTS.

SEE "ITEM 18.  FINANCIAL STATEMENTS."

ITEM 18. FINANCIAL STATEMENTS.

         (1) Consolidated Balance Sheets of VoiceIQ Inc. as at September 30, 2000 and 1999 and Consolidated Statements of Operations and Deficit and Cash Flows for each of the three years ended September 30, 2000, 1999 and 1998, reported on by Grant Thornton LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 18 to the consolidated financial statements.

         (2) Unaudited financial statements of VoiceIQ Inc. for the six months ended March 31, 2001.

         (3) Balance Sheets of International Neural Machines Inc. as at September 30, 2000 and April 30, 2000 and 1999 and Statements of Operations and Deficit and Cash Flows for the five month period ended September 30, 2000 and for the years ended April 30, 2000 and 1999, reported by Ernst & Young LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 12 to the financial statements.

         (4) Unaudited pro-forma consolidated financial statements of VoiceIQ Inc. for the year ended September 30, 2000.

ITEM 19. EXHIBITS.

         2) Exhibits. (Reference is made to Registration Statement on Form 20-F, dated March 31, 1999, filed with the SEC on April 6, 1999, for Exhibits 2,3, and 4(a)-(r).)

         2. Articles of Incorporation and Amendments thereto.

         3. By-Laws.

         4. List of Agreements.

         a. Agreement dated July 15, 1998 between BCB Holdings Inc. and Lernout & Hause Speech Products N.V.;

         b. Value Added Reseller Computer Software License Agreement dated March 26, 1998 between Lernout & Hauspie Speech Products N.V. and BCB Holdings Inc.;

         c. Amendment 1 to License Agreement between Lernout & Hauspie Speech Products N.V. and BCB Holdings Inc. dated June 30, 1998;

         d. 10% Note and Warrants Purchase Agreement between BCB Voice Systems Inc. and Flanders Language Valley C.V.A., dated December 11, 1998;

         e. BCB Voice Systems Inc. Share Purchase Warrant dated December 11,
1998;

         f. BCB Voice Systems Inc. 10% Promissory Note for $400,000 U.S., dated December 11, 1998;

         g. Purchase Agreement among and between BCB Voice Systems Inc., Flanders Language Valley C.V.A., Trust Capital Partners, and Brown Rudnick Freed & Gesmer, P.C., dated as of February 5, 1999;

         h. Share Purchase Warrant Certificate No. W-1 for 250,000 Warrants of BCB Voice Systems Inc., issued to Lernout & Hauspie Speech Products N.V., dated February 5, 1999;

         i. Share Purchase Warrant Certificate No. W-2 for 500,000 Warrants of BCB Voice Systems Inc., issued to Lernout & Hauspie Speech Products N.V., dated February 5, 1999;

         j. Share Purchase Warrant Certificate No. C-3 for 527,426 Warrants of BCB Voice Systems Inc., issued to Flanders Language Valley C.V.A., dated February 5, 1999;

         k. Share Purchase Warrant Certificate No. C-4 for 527,426 Warrants of BCB Voice Systems Inc., issued to Flanders Language Valley C.V.A., dated February 5, 1999;

         l. 7% Convertible Secured Debentures in the Principal Amount of $750,000 U.S., issued by the Company to Trust Capital Partners, dated February 5, 1999;

         m. 10% Convertible Debentures in the Principal Amount of $375,000 U.S., issued by the Company to Flanders Language Valley C.V.A., dated February 5, 1999;

         n. 10% Convertible Debentures in the Principal Amount of $375,000 U.S., issued by the Company to Flanders Language Valley C.V.A., dated February 5, 1999;

         o. PC DOCS ISV Partner Program Agreement dated August 31, 1998 between BCB Voice Systems Inc. and PC DOCS, Inc.;

         p. BCB Holdings Inc. Distributor Agreement for PC-Dart and PC Talk Systems, dated August 15, 1997, between BCB Holdings Inc. and CLM Sales, Inc.;

         q. TrueSpeech 8.5 Object Code License Agreement dated July 22, 1998 between DSP Group, Inc. and BCB Holdings, Inc.;

         r. Share Purchase Agreement made as of September 30, 1998 between BCB Voice Systems Inc. and Ivor G. Kaye.

         s. Purchase Agreement dated April 4, 2000 between Working Ventures Canadian Fund Inc. and BCB Voice Systems Inc.

         t. Memorandum of Agreement dated April 17, 2000 among and between BCB Voice Systems Inc., International Neural Machines Inc., Aleksanda SZ Lam and Oleg Feldgajer.

         u. Agency Agreement dated October 16, 2000 between Thomas Kernaghen & Co. Limited and the Company.

         v. Agreement for professional services dated October 14, 1999, as amended, between the Company and Dungor Holding Company Ltd.

         w. License Agreement dated June 29, 2000 between the BCB Voice Systems Inc. and Lernout & Hauspie Speech Products N.V.

         x. Facility Agreement dated January 2, 2001 between the Company and B2G Legal Pty Act 094 750 679.

         y. Shareholders Agreement dated January 2, 2001 among the Company, B2G.com Limited, and B2G Legal Pty Ltd.

         z. Share Purchase Agreement made as of March 26, 2001 between Oleg Feldgajer, and the Company.

         aa. Share Purchase Agreement made as of March 26, 2001 between Aleksander Szlam and the Company.

         bb. Stock Option Plan (as amended as of March 27, 2001).

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              VOICEIQ INC.

                                              By: /s/ Larry Beard
                                                  ---------------------
                                                  By: Larry Beard
                                                  Title: Chief Financial Officer


Date: July 12, 2001

GRANT THORNTON LLP
CHARTERED ACCOUNTANTS
MANAGEMENT CONSULTANTS                                    [GRANT THORNTON LOGO]
Canadian Member Firm of
Grant Thornton International
































                                               VOICEIQ INC.
                                               (FORMERLY BCB VOICE SYSTEMS INC.)
                                               CONSOLIDATED FINANCIAL STATEMENTS
                                               September 30, 2000 and 1999

CONTENTS




                                                                       PAGE
                                                                       ----

Auditors' Report                                                          1

Consolidated Statements of Operations and Deficit                         2

Consolidated Balance Sheets                                               3

Consolidated Statements of Cash Flows                                     4

Notes to the Consolidated Financial Statements                       5 - 31











[GRANT THORNTON LOGO]

GRANT THORNTON LLP
CHARTERED ACCOUNTANTS
MANAGEMENT CONSULTANTS                                     [GRANT THORNTON LOGO]
Canadian Member Firm of
Grant Thornton International



AUDITORS' REPORT

To the Shareholders of
VoiceIQ Inc. (formerly BCB Voice Systems Inc.)


We have audited the consolidated balance sheets of VoiceIQ Inc. (formerly BCB Voice Systems Inc.) as at September 30, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for each of the three years ended September 30, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2000 and 1999 and the results of its operations and its cash flows for each of the three years ended September 30, 2000, 1999 and 1998 in accordance with generally accepted accounting principles in Canada.

Generally accepted accounting principles in Canada differ in some respects from those applicable in the United States (see Note 18).


                                                                                            "Grant Thornton LLP"

Markham, Canada
November 3, 2000 (except as to Note 21(d) which is as of                                   Chartered Accountants
November 30, 2000 and Notes 21(e) and (f) which are as of May 18, 2001)

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated November 3, 2000 (except as to Note 21(d) which is as of November 30, 2000) is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


                                                                                            "Grant Thornton LLP"

Markham, Canada
November 3, 2000 (except as to Note 21(d) which is as of                                   Chartered Accountants
November 30, 2000 and Notes 21(e) and (f) which are as of May 18, 2001)


15 Allstate Parkway
Suite 200
Markham
Ontario
L3R 5B4
Tel:  (905) 475-1100
Fax: (905) 475-8906

-----------------------------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
Year Ended September 30
(in Canadian dollars)                                         2000               1999            1998
-----------------------------------------------------------------------------------------------------
Sales
     Exports                                          $  3,693,544       $  2,121,244     $ 1,452,661
     Domestic                                            2,154,120            768,000         310,684
                                                      ------------       ------------     -----------
                                                         5,847,664          2,889,244       1,763,345

                                                         5,847,664          2,889,244       1,763,345
Licenses and royalties                                   1,319,850                  -               -
                                                      ------------       ------------     -----------
                                                         7,167,514          2,889,244       1,763,345
Cost of sales                                            2,353,783          1,956,965       1,118,712
                                                      ------------       ------------     -----------
Gross profit                                             4,813,731            932,279         644,633
Interest Income                                            104,642              6,763           9,553
                                                      ------------       ------------     -----------
                                                         4,918,373            939,042         654,186
                                                      ------------       ------------     -----------
Selling and administrative expenses                      6,497,596          4,884,029       2,831,940
Research and development                                   827,827          1,094,625         998,116
Write off of deferred development                                -             95,334         267,510
                                                      ------------       ------------     -----------
                                                         7,325,423          6,073,988       4,097,566
                                                      ------------       ------------     -----------
Loss before the following items                         (2,407,050)        (5,134,946)     (3,443,380)
Provision for loss on prepaid royalties (Note 7)        (1,481,775)                 -               -
Loss from equity investment                               (190,933)                 -               -
Write down of investments, net of
  gain on sale of call options                            (527,778)                 -        (555,378)
Loss on disposal of investments                                  -           (332,522)
Provision for loss on notes receivable                           -           (300,000)              -
                                                      ------------       ------------     -----------

Net loss before discontinued operations                 (4,607,536)        (5,767,468)     (3,998,758)

Discontinued operations (Note 15)                                -                  -         (52,153)
                                                      ------------       ------------     -----------
Net loss                                              $ (4,607,536)      $ (5,767,468)    $(4,050,911)
                                                      ============       ============     ===========

-----------------------------------------------------------------------------------------------------

Deficit, beginning of year
   As previously reported                             $(14,239,475)      $ (8,472,007)    $(5,037,806)
   Adjustment for share issue costs (Note 16)                    -                  -         616,710
                                                      ------------       ------------     -----------
   As restated                                         (14,239,475)        (8,472,007)     (4,421,096)
Net loss                                                (4,607,536)        (5,767,468)     (4,050,911)
                                                      ------------       ------------     -----------
Deficit, end of year                                  $(18,847,011)      $(14,239,475)    $(8,472,007)
                                                      ============       ============     ===========

-----------------------------------------------------------------------------------------------------

Net loss per common share before
   discontinued operations                                  $(0.53)            $(1.02)         $(1.04)

Discontinued operations                                          -                  -           (0.01)
                                                      ------------       ------------     -----------

Net loss per common share                                   $(0.53)            $(1.02)         $(1.05)
                                                      ============       ============     ===========
-----------------------------------------------------------------------------------------------------


        See accompanying notes to the consolidated financial statements.


[GRANT THORNTON LOGO]                                                         2

VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
CONSOLIDATED BALANCE SHEETS
September 30
(in Canadian dollars)                                    2000              1999
-------------------------------------------------------------------------------

ASSETS
Current
   Cash and cash equivalents                     $    804,755      $     23,862
   Short term investments (Note 3)                    161,222                 -
   Receivables                                      1,709,478         1,006,709
   Current portion of notes receivable                 98,990                 -
   Inventories (Note 4)                               539,939           561,019
   Prepaids                                            65,451            30,678
                                                 ------------      ------------
                                                    3,379,835         1,622,268
Notes receivable (Note 5)                             318,809            80,616
Investment in INM (Note 6)                          2,108,602                 -
Prepaid royalties (Note 7)                                  -         1,481,775
Capital assets (Note 8)                               387,176           482,580
Intangibles (Note 9)                                  655,957            66,456
                                                 ------------      ------------
                                                 $  6,850,379      $  3,733,695
                                                 ============      ============

-------------------------------------------------------------------------------

LIABILITIES
Current
   Short term debt (Note 10)                     $          -      $  1,142,731
   Payables and accruals                            2,337,778         1,525,634
   Deferred revenue                                    20,230            24,543
   Current portion of long term debt                  601,400           394,462
                                                 ------------      ------------
                                                    2,959,408         3,087,370
Long term debt (Note 11)                              945,706         2,770,327
Deferred foreign exchange gain                              -            43,900
                                                 ------------      ------------
                                                    3,905,114         5,901,597
                                                 ------------      ------------

SHAREHOLDERS' EQUITY (DEFICIENCY)
Capital stock (Note 12)                            21,792,276        12,071,573
Deficit                                           (18,847,011)      (14,239,475)
                                                    2,945,265        (2,167,902)
                                                 ------------      ------------
                                                 $  6,850,379      $  3,733,695
                                                 ============      ============



Ongoing operations and commitments (Notes 1 and 13)

On behalf of the Board

"Terry Graham"                  Director   "C. Wallis King"             Director
--------------------------------           -----------------------------

        See accompanying notes to the consolidated financial statements.

[GRANT THORNTON LOGO]                                                         3


-----------------------------------------------------------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended September 30
(in Canadian dollars)                                                                2000                 1999                 1998
-----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents
   OPERATING
      Net loss before discontinued operations                                 $(4,607,536)         $(5,767,468)         $(3,998,758)
      Depreciation and amortization
         Deferred development                                                           -              347,068              451,341
         Capital assets and patents, net of
           foreign exchange gain                                                   93,346              120,941               80,382
      Write down of short term investments, capital
         assets and deferred development                                          596,859               95,335              914,210
      Loss from equity investment                                                 190,933                    -                    -
      Loss on disposal of investments                                                   -              332,522                    -
      Provision for loss on note receivable                                             -              300,000
      Provision for loss on prepaid royalties                                   1,481,775                    -                    -
      Net accrued interest on debentures payable and
         receivable added to book values                                          118,867              127,087               77,947
      Other non-cash interest expense                                             190,017              140,422                    -
                                                                              -----------          -----------          -----------
                                                                               (1,935,739)          (4,304,093)          (2,474,878)
      Change in non-cash operating working capital
         related to continuing operations (Note 17)                                91,369             (141,618)             (23,782)
                                                                              -----------          -----------          -----------
      Cash used before discontinued operations                                 (1,844,370)          (4,445,711)          (2,498,660)
      Cash used in discontinued operations                                              -                    -             (154,472)
                                                                              -----------          -----------          -----------
                                                                               (1,844,370)          (4,445,711)          (2,653,132)
                                                                              -----------          -----------          -----------
FINANCING
      Proceeds from debentures and promissory notes                                     -            3,302,650              498,000
      Increase (decrease) in short term debt                                   (1,142,731)             232,948              857,725
      Small business loans                                                              -              (87,513)             (37,464)
      Capital lease obligation payments                                           (10,162)             (20,133)             (15,600)
      Shareholder advances                                                              -                    -              (43,832)
      12% convertible debenture payments                                                -                    -             (178,500)
      10% convertible promissory note payments                                   (200,000)                   -                    -
      12% convertible promissory note payments                                   (184,300)                   -                    -
      Proceeds from shares issued for cash                                      1,779,620              110,639            3,473,150
      Proceeds from special warrants issue                                      4,850,000                    -                    -
      Share issue costs                                                          (791,424)                   -              (65,344)
                                                                              -----------          -----------          -----------
      Cash provided before discontinued operations                              4,301,003            3,538,591            4,488,135
      Cash provided from discontinued
         operations                                                                     -                    -               52,352
                                                                              -----------          -----------          -----------
                                                                                4,301,003            3,538,591            4,540,487
                                                                              -----------          -----------          -----------
INVESTING
      Proceeds from disposal of investments                                             -            1,308,414
      Prepaid royalty payments                                                          -              (76,560)          (1,405,215)
      Notes receivable                                                            274,684              (39,039)            (135,277)
      Investment in INM                                                        (1,250,000)                   -                    -
      Purchase of capital assets                                                 (100,424)            (294,593)            (116,006)
      Purchase of patents                                                               -                    -               (4,602)
      Deferred development costs                                                 (600,000)                   -             (200,067)
                                                                              -----------          -----------          -----------
      Cash provided (used) before discontinued
         operations                                                            (1,675,740)             898,222           (1,861,167)
      Cash used in discontinued operations                                              -                    -              (19,371)
                                                                              -----------          -----------          -----------
                                                                               (1,675,740)             898,222           (1,880,538)
                                                                              -----------          -----------          -----------
Net increase (decrease) in cash and cash
   equivalents                                                                    780,893               (8,898)               6,817
Cash and cash equivalents
   Beginning of year                                                               23,862               32,760               25,943
                                                                              -----------          -----------          -----------

   End of year                                                                $   804,755          $    23,862          $    32,760
                                                                              ===========          ===========          ===========

-----------------------------------------------------------------------------------------------------------------------------------



        See accompanying notes to the consolidated financial statements.

[GRANT THORNTON LOGO]                                                         4

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

1.     ONGOING OPERATIONS

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Although the Company has incurred significant operating losses and has experienced recurring cash flow problems over the past several years, management believes it has stabilized this situation through financing, significant debt reductions and increased revenue volumes. Management continues to actively pursue additional financing and strives to obtain and thereafter maintain profitable operations to support the validity of the "going concern" assumption. As disclosed in Note 11, the Company has raised significant funds during the year through a rights offering, a special warrants offering and the exercise of warrants. In addition, the Company raised over $8,000,000 through a common share offering subsequent to year end as disclosed in Note 21(b).

Management believes that the actions already taken or planned will confirm and support the "going concern" assumption used in preparing these financial statements. If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.
--------------------------------------------------------------------------------


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

The Company develops, manufactures, distributes and licenses computer based voice processing products and systems based on its proprietary technology. The Company's products are marketed internationally, with most sales occurring in Canada and U.S.A.

ACCOUNTING PRINCIPLES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of VoiceIQ Inc. (formerly BCB Voice Systems Inc.) and its wholly owned subsidiary, BCB Voice Systems, Inc. The comparative figures also include the accounts of Granville Research Inc. ("Granville" - see Note 15).


[GRANT THORNTON LOGO]                                                         5

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and reported amounts of revenue and expenses. Actual amounts could differ from these estimates.

CASH AND CASH EQUIVALENTS

For the purpose of the statements of cash flows, cash and cash equivalents include cash on hand, balances with banks and highly liquid temporary money market instruments with original maturities of three months or less. Bank borrowings are considered to be financing activities.

INVESTMENTS

Short term investments are valued, on an aggregate basis, at the lower of cost and market at the balance sheet date. In the event that short term investments are adjusted to market value, subsequent recoveries in value are recorded to the extent of original cost.

Investments in companies in which the Company does not have a controlling interest, but over which it can exercise significant influence, are accounted for by the equity method.

INVENTORIES

Inventories of work in process and finished goods are valued at the lower of cost and net realizable value. Raw materials and supplies are valued at the lower of cost and replacement cost. Cost includes material, labour and manufacturing overhead. Cost is determined on a first-in, first-out basis.

CAPITAL ASSETS

Rates and bases of depreciation and amortization applied to write-off the cost of capital assets over their estimated lives are as follows:

           Equipment                            -  20%, declining balance
           Computers                            -  30%, declining balance
           Leasehold improvements               -  20%, straight line

In the year of acquisition, half rates are applied.


[GRANT THORNTON LOGO]                                                         6

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INTANGIBLES

Patents are being amortized on a straight line basis over their estimated lives of seventeen years.

Development costs that meet specific criteria related to technical, market and financial feasibility are deferred and amortized on a straight line basis over the estimated product life, not to exceed three years. Where there is uncertainty regarding the period of benefit, the costs are expensed as incurred.

The carrying values of intangibles are assessed annually to determine if permanent impairments in value exist. The Company assesses impairment by determining whether the unamortized balances can be recovered through future operating cash flows of the businesses to which the balances relate. Future operating cash flows are not discounted in making this assessment.

Costs related to advertising are expensed as incurred.

REVENUE RECOGNITION

The Company recognizes revenue from the sale of its products when the goods are shipped. Contract revenue from discontinued operations (Note 15) was recognized on a completed contract basis.

The Company recognizes revenue from licenses and royalties as they accrue in accordance with the terms of the license or royalty agreement, provided reasonable assurance exists regarding measurement and collectibility.

STOCK-BASED COMPENSATION PLANS

The Company has stock-based compensation plans as described in Note 12. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.


[GRANT THORNTON LOGO]                                                         7

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

TRANSLATION OF FOREIGN CURRENCIES

The functional currency of the Company is the Canadian dollar. With regard to Canadian legal entities and integrated foreign subsidiaries, monetary assets and liabilities denominated in foreign currencies are translated at the year-end rate of exchange. Revenue and expenses are translated at average rates of exchange, except for the cost of inventories and for depreciation, which are translated at rates prevailing when the related assets were acquired. Translation gains and losses are included in earnings, except for unrealized gains and losses arising from translation of long-term monetary assets and liabilities, which are deferred and amortized over the remaining lives of the related items. The Company has no self-sustaining subsidiaries.

NET LOSS PER COMMON SHARE

The net loss per common share calculations are based on the weighted average number of common shares outstanding: 8,764,132 in 2000, 5,673,592 in 1999 and 3,864,589 in 1998.

FINANCIAL LIABILITIES

Where a convertible financial liability is issued with a stated interest rate that is significantly lower than the prevailing market interest rate for similar financial liabilities without a conversion feature, for purposes of balance sheet presentation, a portion of the face value of the financial liability is allocated to equity.

--------------------------------------------------------------------------------

3.     SHORT TERM INVESTMENTS                            2000               1999
                                                         ----               ----

Investment in Lernout & Hauspie Speech
   Products N.V. - shares at cost                   $ 689,000          $       -
Provision for decline in market value                (527,778)                 -
                                                    ---------          ---------

At lower of cost and market                         $ 161,222          $       -
                                                    =========          =========

--------------------------------------------------------------------------------

4.     INVENTORIES                                       2000               1999
                                                         ----               ----

Raw materials and supplies                          $ 181,585          $ 253,999
Finished goods                                        358,354            307,020
                                                    ---------          ---------
                                                    $ 539,939          $ 561,019
                                                    =========          =========

During the year, obsolete inventory with a carrying value of $45,113 (1999 - $287,174) was written off and charged to selling and administrative expenses.




[GRANT THORNTON LOGO]                                                         8

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------


5.     NOTES RECEIVABLE                                                                         2000           1999
                                                                                                ----           ----

Notes receivable from Granville and purchaser of Granville (see Note 15), non-interest bearing, repayable in monthly instalments equal to greater of
$8,000 and 5% of Granville gross sales, secured by Granville shares. The notes are in default and have been fully provided for (see provision for loss below)
Subsequent to the year end, the Company took possession of the shares as a means to recover the amount
(See Note 21(c))                                                                         $   300,000    $   300,000

Note receivable from company controlled by member of management, due in July
2002, bearing interest at 8% per annum, payable semi-annually, secured by
167,794 common shares of the Company with a fair market value of $646,007
at September 30, 2000                                                                        318,809              -

Note receivable from member of management, due in September 2001, bearing interest at 5% per annum, payable monthly, secured by 2,500 common shares of the
Company and 90,000 options to acquire common shares of
the Company at prices ranging from $0.90 to $1.22                                             65,000              -

Share purchase loans to officers and directors of the Company, due in November
2000, interest payable quarterly at prime plus 2% per annum, secured by 20,000 common shares of the Company with a fair market value of $77,000 at
September 30, 2000                                                                            33,990         80,616
                                                                                         -----------    -----------
                                                                                             717,799        380,616
Provision for loss                                                                          (300,000)      (300,000)
                                                                                         -----------    -----------
                                                                                             417,799         80,616
Less:  Current portion                                                                       (98,990)             -
                                                                                         -----------    -----------

                                                                                         $   318,809    $    80,616
                                                                                         ===========    ===========

--------------------------------------------------------------------------------

6.     INVESTMENT IN INM                                                                        2000           1999
                                                                                                ----           ----

Debenture receivable                                                                     $   625,000    $         -
Accrued interest on debenture receivable                                                      29,535              -
7,300 common shares                                                                        1,454,067              -
                                                                                         -----------    -----------

                                                                                         $ 2,108,602    $         -
                                                                                         ===========    ===========


[GRANT THORNTON LOGO]                                                         9

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

6.    INVESTMENT IN INM (CONTINUED)

In April 2000, the Company acquired a debenture receivable from International Neural Machines Incorporated ("INM") and 7,300 of the company's 20,000 outstanding common shares. Under the terms of a Memorandum of Agreement on the date of acquisition, a shareholder of INM has the option to acquire 1,800 of the shares back from the Company for an aggregate purchase price of $1 upon repayment of the debenture receivable. Given that management of the Company invested in INM on the assumption that the debenture would be repaid and the option would be exercised, the investment is being accounted for using the equity method assuming an equity interest of 27.5%. At the date of acquisition, the cost of the investment exceeded the Company's equity interest in the carrying value of INM's net assets by $1,843,000. This difference was accounted for as goodwill and is being amortized on a straight line basis over seven years. The unamortized balance of goodwill at September 30, 2000 is approximately $1,719,000. The net book value of the investment in common shares is allocated as follows:

             Assets acquired                          $   108,000
             Liabilities acquired                        (306,000)
                                                      -----------
             Net assets acquired                         (198,000)
             Goodwill                                   1,843,000
                                                      -----------
             Acquisition price                          1,645,000
             Cumulative loss from equity investment      (190,933)
                                                      -----------

             Net book value                           $ 1,454,067
                                                      ===========

The debenture receivable bears interest at 10%, calculated and payable quarterly, and is due on the earlier of March 19, 2002 and the date on which INM completes an initial public offering. In accordance with the Memorandum of Agreement on the date of acquisition, INM has been permitted to defer paying interest until the due date, and interest will accrue instead.

The acquisition price of the shares and the debenture totalled $2,270,000 and was settled by issuing 400,000 common shares of the Company and paying cash of $1,250,000.

The Company and INM have agreed to begin merger negotiations in an attempt to combine their two companies; however, there can be no assurance that any merger will take place.

--------------------------------------------------------------------------------


7.     PREPAID ROYALTIES                              2000                  1999
                                                      ----                  ----

Cost                                           $ 1,481,775           $ 1,481,775
Provision for loss                              (1,481,775)                    -
                                               -----------           -----------

                                               $         -           $ 1,481,775
                                               ===========           ===========



[GRANT THORNTON LOGO]                                                        10

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

7.     PREPAID ROYALTIES (CONTINUED)

In 1998, the Company entered into a license agreement with Lernout & Hauspie Speech Products N.V. to use and distribute their software. In consideration for the rights granted, the Company paid deposits from which future royalties were to be deducted. Since entering into the agreement, the effective operating date has been deferred due to product development issues. To date, no software has been used or distributed so no amounts have been deducted from the deposits. Management is working to resolve this issue and is confident that the amounts will be fully recovered. However, given the uncertainty surrounding the successful resolution of this matter, the amount was fully provided for in September 2000.
--------------------------------------------------------------------------------

8.     CAPITAL ASSETS                                      2000             1999
                                                           ----             ----

Cost
   Equipment                                          $ 269,092        $ 268,487
   Computers                                            503,007          434,272
   Leasehold improvements                               108,413          141,204
                                                      ---------        ---------
                                                        880,512          843,963
                                                      ---------        ---------
Accumulated depreciation
   Equipment                                            142,879          103,825
   Computers                                            285,506          206,817
   Leasehold improvements                                64,951           50,741
                                                      ---------        ---------
                                                        493,336          361,383
                                                      ---------        ---------

Net book value
   Equipment                                            126,213          164,662
   Computers                                            217,501          227,455
   Leasehold improvements                                43,462           90,463
                                                      ---------        ---------

                                                      $ 387,176        $ 482,580
                                                      =========        =========

Included in capital assets at September 30, 1999 are assets under capital leases with a cost of $71,313 and accumulated amortization of $50,522. Amortization of $8,911 related to these assets was charged to income during the year ended September 30, 1999 (1998 - $21,730).



[GRANT THORNTON LOGO]                                                         11

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

9.     INTANGIBLES                                         2000             1999
                                                           ----             ----

Cost
   Patents                                             $ 92,545         $ 92,545
   Deferred product development                         600,000          402,675
                                                       --------         --------
                                                        692,545          495,220
                                                       --------         --------
Accumulated amortization
   Patents                                               36,588           26,089
   Deferred product development                               -          402,675
                                                       --------         --------
                                                         36,588          428,764
                                                       --------         --------
Net book value
   Patents                                               55,957           66,456
   Deferred product development                         600,000                -
                                                       --------         --------
                                                       $655,957         $ 66,456
                                                       ========         ========

During 1999, deferred product development with a cost of $286,005, accumulated amortization of $190,670 and net book value of $95,335 was written off. During 1998, deferred product development with a cost of $594,120, accumulated amortization of $326,610 and a net book value of $267,510 was written off.

ACCOUNTING CHANGE

During 1999, management reassessed the period of benefit for purposes of amortizing deferred product development costs. This was brought about by the change in Company strategy to focus on software versus hardware, which results in greater uncertainty regarding the periods of benefit associated with development costs. Management determined that a maximum period of three years is appropriate for hardware and core technology software development, but a shorter period is more appropriate for certain application software development. In addition, where there is significant uncertainty regarding the period of benefit, the costs should be expensed as incurred. Accordingly, 1999 amortization of deferred product development costs was provided on a straight-line basis using these revised estimates. For 1999, this change in estimate resulted in an increase in depreciation and amortization charges resulting in an increase in net loss for the year of $117,148.



[GRANT THORNTON LOGO]                                                         12

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

10.    SHORT TERM DEBT                                         2000         1999
                                                               ----         ----

Bank operating line of credit, secured by a general
security agreement covering all assets of the Company,
a guarantee from Lernout & Hauspie Speech Products
N.V. ("L&H") and a postponement of claim from the
holder of the 8% convertible debenture (see Note 11),
bearing interest at prime plus 2%.                       $        -   $1,142,731
                                                         ==========   ==========


As consideration for the guarantee of the bank operating line, the Company issued share purchase warrants entitling L&H to acquire 250,000 common shares of the Company at a price of US $0.711 per share at any time prior to February 5, 2001. See Note 12 for warrants outstanding.

During 2000, the operating line of credit was repaid in full. In addition, the guarantee from L&H expired and the 8% convertible debenture was converted to common shares. The Company intends to reactivate an operating line of credit under new terms in the near future.
--------------------------------------------------------------------------------

11.    LONG TERM DEBT                                          2000         1999
                                                               ----         ----

7% convertible debenture, net of $241,000 allocated
to equity, denominated in US dollars, guaranteed by
Lernout & Hauspie Speech Products N.V. (see below).       $ 945,706   $  890,455

10% promissory note, net of $124,000 allocated to
equity, denominated in US dollars, payable to Flanders
Language Valley C.V.A. (see below).                         601,400      481,340

10% convertible debentures, net of $225,000 allocated
to equity, denominated in US dollars, payable to
Flanders Language Valley C.V.A. (see below).                      -      902,820

8% convertible debenture, including accrued interest,
net of $100,000 allocated to equity (see below).                  -      495,712

10% convertible promissory notes, net of $250,000
allocated to equity (see below).                                  -      200,000

12% convertible promissory notes, unsecured, interest
payable quarterly, due May 2000, convertible at option
of holder to common shares at $2.30 per share.                    -      184,300



[GRANT THORNTON LOGO]                                                         13

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------
11.    LONG TERM DEBT (CONTINUED)                              2000         1999
                                                               ---          ----

Obligations under capital leases.                        $        -   $   10,162
                                                         ----------   ----------
                                                          1,547,106    3,164,789
Less:  Current portion                                      601,400      394,462
                                                         ----------   ----------
                                                         $  945,706   $2,770,327
                                                         ==========   ==========

Principal payments on long term debt due over the next four years are as follows:

       2001                                              $  601,400
       2002                                                       -
       2003                                                       -
       2004                                                 945,706
                                                         ----------

                                                         $1,547,106
                                                         ==========

Interest on long term debt of $320,000 (1999 - $345,000; 1998 - $117,000) was charged to selling and administrative expenses during the year.

The 10% and 12% convertible promissory notes at September 30, 1999 included $150,000 and $100,000 respectively owing to officers and directors of the Company.

7% CONVERTIBLE DEBENTURE

The 7% convertible debenture has a face value of US $750,000. The interest is payable semi-annually, but the Company has the option of satisfying its obligations to pay interest by issuing common shares based on a weighted average share price calculation. The principal balance is convertible at the option of the holder to common shares of the Company at a conversion price of US $1.25 per share. In November 1999, the conversion price was reduced to U.S. $0.61 in accordance with the terms of the convertible debenture. The debenture matures in February 2004 and is unsecured.

The debenture is guaranteed by Lernout & Hauspie Speech Products N.V. As consideration for this guarantee, the Company issued share purchase warrants when the debenture was issued entitling Lernout & Hauspie Speech Products N.V. to acquire 500,000 common shares of the Company at a price of US $0.711 per share at any time prior to February 5, 2001. See Note 12 for warrants outstanding.



[GRANT THORNTON LOGO]                                                         14

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

11.    LONG TERM DEBT (CONTINUED)

The legal form of the convertible debentures is debt; however, because of the conversion feature, the Company secured an interest rate that was significantly lower than the prevailing market rates for similar debentures without such a feature. For this reason, the face value of the debenture was originally allocated between debt and equity. The value attributed to the debt component was determined using discounted cash flow analysis based on an effective interest rate of 13%. The effective rate is the estimated market rate at the time of issue for similar debentures without a conversion feature.

During 2000, 83% of the debenture was acquired by members of management.

10% PROMISSORY NOTE

The 10% promissory note has a face value of US $400,000 and was issued along with share purchase warrants entitling the holder to acquire 505,082 common shares of the Company at a price of US $0.791 per share at any time prior to December 11, 2000.

The legal form of the note is debt; however, because of the inclusion of share purchase warrants, the Company secured an interest rate that was significantly lower than the prevailing market rate for similar notes issued without warrants. For this reason, the face value of the note was originally allocated between debt and equity. The value attributed to the debt component was determined using discounted cash flow analysis based on a 16% effective rate of interest. The effective rate is the estimated market rate at the time of issue for similar debentures without the inclusion of share purchase warrants.

On September 29, 2000, the holder exercised the share purchase warrants, resulting in proceeds of U.S. $400,000. On the same date, the Company agreed that the promissory note would become due and payable immediately; however, the holder agreed to postpone payment until the earlier of December 11, 2000 or the completion of and receipt of proceeds from the common share offering as disclosed in Note 21(b). To reflect the substance of the transactions, the book value of the liability component has been adjusted to the full face amount with an offsetting charge to equity.

10% CONVERTIBLE DEBENTURES

During the year, the principal balance was converted by the holder to common shares of the Company at a conversion price of US $0.90 per share.

The convertible debentures were issued along with share purchase warrants entitling the holders to acquire 1,054,852 common shares of the Company at a price of US $0.711 per share at any time prior to February 5, 2001. See Note 12 for warrants outstanding.



[GRANT THORNTON LOGO]                                                         15

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

11.    LONG TERM DEBT (CONTINUED)

The legal form of the convertible debentures was debt; however, because of the conversion feature and inclusion of share purchase warrants, the Company secured an interest rate that was significantly lower than the prevailing market rates for similar debentures without such features. For this reason, the face value of the debentures was originally allocated between debt and equity. The value attributed to the debt component was determined using discounted cash flow analysis based on an effective interest rate of 16%. The effective rate was the estimated market rate at the time of issue for similar debentures without a conversion feature or the inclusion of share purchase warrants.

8% CONVERTIBLE DEBENTURE

During the year, the debenture was acquired by members of management and the principal and accrued interest balances were converted by the holders to common shares of the Company.

10% CONVERTIBLE PROMISSORY NOTES

During the year, $250,000 of principal plus accrued interest was tendered by the holders in consideration of common shares of the Company at $0.90 per share under the terms of a rights offering. The remaining $200,000 of principal plus accrued interest was redeemed out of proceeds of the rights offering.

Under the terms of the promissory notes, upon repayment the Company issued the holders thereof share purchase warrants entitling them to acquire 310,345 common shares of the Company at $0.92 per share on or before August 31, 2001. See Note 12 for warrants outstanding.

The legal form of the convertible promissory notes was debt; however, because of the conversion and share purchase warrants features, the Company secured an interest rate lower than the prevailing market rate for similar notes without such features. For this reason, the face value of the notes was originally allocated between debt and equity at $200,000 and $250,000 respectively. Since the notes were all tendered in consideration of common shares or redeemed, the value attributed to debt and equity was based on the ratio of notes redeemed to those tendered for shares.



[GRANT THORNTON LOGO]                                                         16

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

12.     CAPITAL STOCK

The Company's authorized capital consists of an unlimited number of common and non-voting preference shares. In 1998, the Company consolidated its stock by issuing one common share in exchange for each 10 shares outstanding at the time of the stock consolidation. The comparative figures have been adjusted to reflect this exchange.


Common shares issued:                                                       Number             Amount
--------------------                                                        ------             ------

Balance, September 30, 1997                                              3,008,056     $    5,079,880

Issued for cash on exercise of options                                       5,000             10,000
Issued for cash under private placements                                   912,271          2,351,700
Issued for short term investments under private placement                  909,091          2,272,523
Issued for cash on rights offering                                         740,979          1,111,450
Share issue costs (Note 16)                                                      -            (65,344)
                                                                     -------------      -------------

Balance, September 30, 1998                                              5,575,397         10,760,209

Issued on conversion of debt to equity                                     108,696            220,000
Issued to settle interest payable                                          106,923            140,422
Issued for cash on exercise of options                                      73,759            110,639
Equity component of long term debt                                               -            840,303
                                                                     -------------      -------------

Balance, September 30, 1999                                              5,864,775         12,071,573

Issued for note receivable from member of management under
 private placement (Note 5)                                                167,794            318,809
Issued on conversion of long term debt                                   1,581,595          1,455,056
Issued to settle interest payable                                          110,241            190,017
Issued for cash on exercise of options                                      23,472             40,321
Issued for cash on rights offering                                         856,981            771,283
Issued for notes receivable on rights offering
 (collected before year end)                                               325,620            293,058
Issued in exchange for long term debt on rights offering                   283,593            255,234
Amount of long term debt previously included in equity                           -           (250,000)
Issued for cash on exercise of soliciting dealer options                   146,619            131,957
Issued in conjunction with special warrants issue and
 conversion                                                              1,979,348          4,850,000
Issued pursuant to investment in INM (Note 6)                              400,000          1,020,000
Issued for cash on exercise of warrants                                    755,858            836,061
Equity adjustment related to 10% promissory note
  (see Note 11)                                                                  -            (88,669)
Issued for short term investments on exercise of warrants                  650,000            689,000
Share issue costs (Note 16)                                                      -           (791,424)
                                                                     -------------      -------------

Balance, September 30, 2000                                             13,145,896    $    21,792,276
                                                                     =============      =============


[GRANT THORNTON LOGO]                                                         17

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

12.    CAPITAL STOCK (CONTINUED)

Common shares reserved:
----------------------

As at September 30, 2000, common shares of the Company were reserved as follows:

                                      Price Range         Expiry Dates                         Number
                                      -----------         ------------                         ------

7% convertible debenture (Note 11)       US $0.61         Feb, 2004                         1,222,833
                                                                                         ------------

Options                             $0.90 - $2.50         Oct, 2000-Sept, 2001                157,401
                                    $2.00 - $4.50         Oct, 2001-Sept, 2002                 71,000
                                    $2.10 - $2.70         Oct, 2002-Sept, 2003                 17,500
                                    $1.05 - $1.35         Oct, 2003-Sept, 2004                283,750
                                    $1.04 - $3.95         Oct, 2004-Sept, 2005              1,805,000
                                                                                         ------------
                                                                                            2,334,651
                                                                                         ------------


Warrants                                US $0.711         Feb, 2001                         1,054,852
                                        US $0.711         Feb, 2001                           100,000
                                            $0.92         Aug, 2001                            68,966
                                            $2.95         Oct, 2001                         1,979,348
                                            $2.55         Apr, 2002                           190,196
                                                                                         ------------
                                                                                            3,393,362
                                                                                         ------------
                                                                                            6,950,846
                                                                                         ============

The Company's stock option plan allows for the granting of options up to an aggregate amount equal to 20% of the issued and outstanding common shares. The options, which have a term not exceeding five years when issued, generally vest immediately. The exercise price of each option equals the market price of the Company's stock on the date of grant.

A summary of the status of the Company's stock option plan as of the fiscal year ends of 1998, 1999 and 2000 and changes during each fiscal year is presented below.



[GRANT THORNTON LOGO]                                                         18

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

12.    CAPITAL STOCK (CONTINUED)


                                                  Year Ended September 30
                      -----------------------------------------------------------------------------------
                                  2000                        1999                         1998
                      --------------------------   --------------------------   -------------------------
                      Shares       Weighted Avg.   Shares       Weighted Avg.    Shares     Weighted Avg.
                       (000)      Exercise Price    (000)      Exercise Price     (000)    Exercise Price
                       -----      --------------    -----      --------------     -----    --------------

Outstanding and
   exercisable,
   beginning
   of year              514,650    $   1.71          319,409    $  2.79          361,337    $   3.30
Granted               2,013,000    $   1.49          363,750    $  1.21          123,759    $   1.79
Exercised               (23,472)   $   1.72          (73,759)   $  1.50           (5,000)   $   2.00
Cancelled              (159,527)   $   1.59          (41,000)   $  1.83          (82,500)   $   3.59
Expired                 (10,000)   $   1.70          (53,750)   $  4.99          (78,187)   $   2.74
                      ---------                    ---------                    --------
Outstanding and
   exercisable, end
   of year            2,334,651    $   1.52          514,650    $  1.71          319,409    $   2.79
                      =========                    =========                    ========
Weighted-average
   fair value of
   options granted
   during the year                 $   1.34                     $ 0.97                      $   0.95

The following information applies to options outstanding and exercisable at September 30, 2000:


                               Options Outstanding                          Options Exercisable
                  ------------------------------------------------     ------------------------------
Range of                            Weighted Avg.
Exercise               Number           Remaining    Weighted Avg.          Number     Weighted Avg.
Prices            Outstanding    Contractual Life   Exercise Price     Exercisable     Exercise Price
------            -----------    ----------------   --------------     -----------     --------------

$0.90 to $1.35      1,241,417           3.7 years         $  1.00          575,542        $   1.05
$1.36 to $2.04        938,834           4.5 years         $  1.94          273,083        $   1.97
$2.05 to $3.06         97,900           1.8 years         $  2.54           82,567        $   2.52
$3.07 to $4.49         39,000           3.1 years         $  3.84           27,000        $   3.79
$4.50                  17,500           1.4 years         $  4.50           17,500        $   4.50
                   ----------                                            ---------

$0.90 to $4.50      2,334,651                                              975,692
                   ==========                                            =========

--------------------------------------------------------------------------------


13.    COMMITMENTS

a) The Company has entered into agreements to lease office and manufacturing premises until March 2002. The annual rents consist of minimum rent plus realty taxes, insurance and common area maintenance costs. Minimum payments in aggregate and for each of the next two years are as follows:


       2001                                     $  129,000
       2002                                         65,000
                                                ----------

                                                $  194,000
                                                ==========


[GRANT THORNTON LOGO]                                                         19

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

13.    COMMITMENTS (CONTINUED)

b) The Company has entered into an agreement with INM (see Note 6) leading to the 10 month development of an intelligent voice platform for the Company. In accordance with this agreement, the Company has agreed to pay $100,000 per month for 10 months starting in April 2000.
--------------------------------------------------------------------------------

14.    FINANCIAL INSTRUMENTS

CREDIT RISK

Concentration of credit risk may arise from exposures to a single debtor or to a group of debtors having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic or other conditions. To alleviate the potential for risk concentration, credit limits are established and monitored in light of changing industry and market conditions.

The Company's most significant industry and customer concentrations are summarized in Note 20. The concentrations arise in the normal course of the Company's business. At September 30, 2000, approximately 45% (1999 - 0%) of receivables is from one customer. This amount arises due to the timing of a significant contract and is not necessarily reflective of ongoing relative volumes.

FOREIGN CURRENCY RISK

The following factors create significant exposure with regard to fluctuations in exchange rates:

o The Company operates internationally and has receivables denominated in foreign currencies. This exposure is reduced since some degree of hedging is achieved by holding payables denominated in foreign currencies.

o    All long term debt is denominated in U.S. dollars (see Note 11).

FAIR VALUES

The estimated fair value of cash and cash equivalents, receivables, notes receivable and payables and accruals approximates carrying value due to the relatively short term nature of the instruments and/or floating interest rates on the instruments. The short term investments are carried at market. The estimated fair value of long term debt also approximates carrying value due to the relatively short term nature of the instruments and/or effective interest rates that are not significantly different from market rates. The estimated fair value of the debenture receivable (see Note 6) approximates carrying value due to the relatively short term nature of the investment and an interest rate that is not significantly different from market rates.



[GRANT THORNTON LOGO]                                                         20

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

15.    DISCONTINUED OPERATIONS

On September 29, 1998, the Company disposed of its investment in Granville, being the telecommunications design and integration business segment. Sales applicable to and net loss from discontinued operations are as follows:

                                                        2000                  1999               1998
                                                        ----                  ----               ----

Sales  - domestic                              $           -         $           -       $    169,646
                                                 ===========           ===========          =========

Loss from operations                           $           -         $           -           (170,220)
Gain on disposal (i)                                       -                     -            118,067
                                                 -----------           -----------          ---------

Net loss from discontinued operations          $           -         $           -       $    (52,153)
                                                 ===========           ===========          ==========

(i)      The gain on disposal is calculated as follows:

Proceeds - Notes receivable (see Note 5)                             $     300,000
                                                                       -----------

Assets sold                                                                358,045
Liabilities assumed by purchaser                                          (176,112)
                                                                       -----------
                                                                           181,933

Gain on disposal                                                     $     118,067
                                                                       ===========

--------------------------------------------------------------------------------

16.   CHANGE IN METHOD OF ACCOUNTING FOR SHARE ISSUE COSTS

During 1998, the Company adopted the policy of deducting share issue costs from capital stock rather than adding them to the deficit. The statements of deficit and the comparatives have been restated to reflect this retroactive change, which has no effect on the net loss for any period.

--------------------------------------------------------------------------------

17.    SUPPLEMENTAL CASH FLOW INFORMATION                     2000              1999             1998
                                                              ----              ----             ----

Change in non-cash operating working capital:

Receivables                                          $    (702,769)    $    (722,346)    $    (83,860)
Inventories                                                 21,080           155,168         (260,449)
Prepaids                                                   (34,773)           89,617         (111,473)
Payables and accruals                                      812,144           340,243          437,143
Deferred revenue                                            (4,313)           (4,300)          (5,143)
                                                       -----------       -----------        ---------

                                                     $      91,369     $    (141,618)    $    (23,782)
                                                       ===========       ===========        =========
Interest paid                                        $     107,210     $     117,070     $    117,783
                                                       ===========       ===========        =========


[GRANT THORNTON LOGO]                                                         21

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

17.    SUPPLEMENTAL CASH FLOW INFORMATION (CONTINUED)

During the year ended 2000, the following non-cash investing and financing activities were transacted:

o The 8% convertible debenture and accrued interest totalling $531,468 were converted to 357,989 common shares.

o The 10% convertible debentures and accrued interest totalling $923,588 were converted to 1,223,606 common shares.

o The Company settled interest payable on long term debt of $190,017 through the issuance of 110,241 common shares.

o The Company financed $1,020,000 of the acquisition of INM (see Note 6) through the issuance of 400,000 common shares.

o In exchange for 283,593 common shares of the Company issued under the terms of a rights offering, the 10% convertible promissory notes and accrued interest totalling $255,234 were tendered by the holders.

o Also in accordance with a rights offering, 325,620 common shares of the Company were issued in exchange for notes receivable of $293,058. The notes receivable were collected by the Company prior to year end.

o The Company issued 650,000 common shares for $689,000 upon exercise of warrants in exchange for short term investments.

o The Company issued 167,794 common shares for $318,809 in exchange for a note receivable.

During 1999, the Company settled $93,700 of the 12% promissory notes owing to directors and officers by offsetting them against notes receivable from the same. The Company also issued 108,696 common shares upon conversion of $220,000 of the 12% promissory notes. In addition, the Company settled interest payable on long term debt of $140,422 through the issuance of 106,923 common shares to creditors.

During 1998, the Company exchanged 909,091 of its common shares for 26,667 shares of Lernout & Hauspie Speech Products N.V. The transaction was recorded at $2,272,523, being the approximate fair value of the Company shares issued.



[GRANT THORNTON LOGO]                                                         22

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

18. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

In certain respects, Canadian generally accepted accounting principles ("Canadian GAAP") differ from United States generally accepted accounting principles ("U.S. GAAP").

Consolidated statements of operations and deficit


                                                              2000              1999             1998
                                                              ----              ----             ----

                                                                       (restated-iii)   (restated-iii)
Net loss before discontinued operations
   according to Canadian GAAP                      $    (4,607,536)   $   (5,767,468)  $   (3,998,758)
Deferred development costs, net of related
   amortization and write-offs (i)                        (600,000)          442,403          546,975
Deferred foreign exchange gain (ii)                        (43,900)           43,900                -
Unrealized (additional realized) losses
   on available for sale securities (iii)                  527,778          (631,587)         631,587
                                                     -------------      ------------     ------------
Net loss before discontinued operations
   according to U.S. GAAP                               (4,723,658)       (5,912,752)      (2,820,196)
Discontinued operations (Note 14)                                -                 -          (52,153)
                                                     -------------      ------------     ------------
Net loss according to U.S. GAAP                         (4,723,658)       (5,912,752)      (2,872,349)
Deficit, beginning of year                             (14,195,575)       (8,282,823)      (5,410,474)
                                                     -------------      ------------     ------------

Deficit, end of year                               $   (18,919,233)   $  (14,195,575)  $   (8,282,823)
                                                     =============      ============     =============

Net loss per common share before
   discontinued operations, basic and
   diluted                                         $         (0.54)   $       (1.04)   $       (0.73)
Discontinued operations                                          -                 -           (0.01)
                                                     -------------      ------------     -----------

Net loss per common share, basic and
   diluted                                         $         (0.54)   $       (1.04)   $       (0.74)
                                                     =============      ===========      ===========

Net loss according to U.S. GAAP                    $    (4,723,658)   $   (5,912,752)  $   (2,872,349)
(Unrealized) additional realized losses
   on available for sale securities                       (527,778)          631,587         (631,587)
                                                     -------------      ------------     ------------

Comprehensive loss according to
   U.S. GAAP                                       $    (5,251,436)   $   (5,281,165)  $   (3,503,936)
                                                     =============      ============     ============

(i) Under Canadian GAAP, development costs that meet specific criteria related to technical, market and financial feasibility are deferred and amortized on a straight line basis over the estimated product life, not to exceed three years. Under U.S. GAAP, these expenditures must be expensed as incurred.



[GRANT THORNTON LOGO]                                                         23

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

18. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (CONTINUED)

(ii) Under Canadian GAAP, unrealized gains and losses arising from the translation of long-term monetary assets and liabilities denominated in foreign currencies are deferred and amortized over the remaining lives of the related items. Under U.S. GAAP, such gains and losses are included in earnings.

(iii)Under Canadian GAAP, unrealized losses on available for sale securities (short term investments) are included in earnings as are subsequent unrealized recoveries, to the extent of original cost. Under U.S. GAAP, unrealized gains and losses on available for sale securities are included in a separate component of shareholders' equity and only realized gains and losses are included in earnings. The comparative consolidated statements of operations and deficit and net loss per common share figures for the years ended 1999 and 1998 have been restated to reflect this GAAP difference.

Consolidated balance sheets
---------------------------


                                                                     September 30, 2000
                                                   --------------------------------------------------
                                                     Canadian GAAP         Adjustment       U.S. GAAP
                                                   ---------------         ----------       ---------

Current assets (i)                                 $     3,379,835     $     (33,990) $     3,345,845
Notes receivable (i)                                       318,809          (318,809)               -
Investment in INM                                        2,108,602                 -        2,108,602
Capital assets                                             387,176                 -          387,176
Intangibles (ii)                                           655,957          (600,000)          55,957
                                                     -------------       -----------    -------------

                                                   $     6,850,379     $    (952,799) $     5,897,580
                                                     =============       ===========    =============

Current liabilities                                $     2,959,408     $           -  $     2,959,408
Long term debt                                             945,706                 -          945,706
Capital stock (i)                                       21,792,276          (352,799)      21,439,477
Unrealized losses on available for
   sale securities (iv)                                          -          (527,778)        (527,778)
Deficit (v)                                            (18,847,011)          (72,222)     (18,919,233)
                                                     -------------       -----------    -------------

                                                   $     6,850,379     $    (952,799) $      5,897,580
                                                     =============       ===========    ==============



[GRANT THORNTON LOGO]                                                         24

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

18. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (CONTINUED)


                                                                     September 30, 1999
                                                   --------------------------------------------------
                                                     Canadian GAAP         Adjustment       U.S. GAAP
                                                   ---------------         ----------       ---------

Current assets                                     $     1,622,268     $           -  $     1,622,268
Notes receivable (i)                                        80,616           (80,616)               -
Prepaid royalties                                        1,481,775                 -        1,481,775
Capital assets                                             482,580                 -          482,580
Intangibles (ii)                                            66,456                 -           66,456
                                                     -------------       -----------    -------------

                                                   $     3,733,695     $     (80,616) $     3,653,079
                                                     =============       ===========    =============

Current liabilities                                $     3,087,370     $           -  $     3,087,370
Long term debt                                           2,770,327                 -        2,770,327
Deferred foreign exchange gain (iii)                        43,900           (43,900)               -
Capital stock (i)                                       12,071,573           (80,616)      11,990,957
Deficit (v)                                            (14,239,475)           43,900      (14,195,575)
                                                     -------------       -----------    -------------

                                                   $     3,733,695     $     (80,616) $     3,653,079
                                                     =============       ===========    =============

(i) Under U.S. GAAP, share purchase loans must be netted against capital stock. Under Canadian GAAP, share purchase loans that meet specific criteria regarding recoverability are recorded as assets on the balance sheet. Notes receivable, current assets and capital stock have been adjusted at each balance sheet date for the effect of these loans.

(ii) Intangibles have been adjusted at each balance sheet date for the effect, if any, of deferred development costs as disclosed in footnote
         (i) to the consolidated statements of operations and deficit.

(iii) The deferred foreign exchange gain or loss, if any, has been adjusted at each balance sheet date as disclosed in footnote (ii) to the consolidated statements of operations and deficit.

(iv) The unrealized losses on available for sale securities, if any, have been adjusted at each balance sheet date as disclosed in footnote (iii) to the consolidated statements of operations and deficit.

(v) The deficit adjustment reflects the cumulative effect of the adjustments outlined in (ii), (iii) and (iv) above.



[GRANT THORNTON LOGO]                                                         25

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

18. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (CONTINUED)

Stock options
-------------

As disclosed in Note 12, the Company has a stock option plan, which is accounted for under Accounting Principal Board Opinion 25 and related interpretations. Since the exercise price of each option equals the market price of the Company's stock on the date of grant, no compensation cost has been recognized for the plan. Had compensation costs for the plan been determined based on the fair value of the options as of the grant dates, consistent with the method in Statement of Financial Accounting Standards 123, Accounting for Stock-Based Compensation ("SFAS 123"), the Company's net loss and net loss per share would have been reduced to the pro forma amounts indicated below. The effects of applying SFAS 123 are not likely to be representative of the effects on reported net income for future years because additional awards may be made each year.


                                                              2000              1999             1998
                                                              ----              ----             ----
Net loss before discontinued
   operations according to
   U.S. GAAP                        As reported      $  (4,723,658)    $  (5,912,752)  $   (2,820,196)
                                      Pro forma      $  (4,938,518)    $  (6,099,742)  $   (2,937,915)
Net loss according to U.S.
   GAAP                             As reported      $  (4,723,658)    $  (5,912,752)  $   (2,872,349)
                                      Pro forma      $  (4,938,518)    $  (6,099,742)  $   (2,990,068)
Net loss per common
   share before discontinued
   operations                       As reported      $       (0.54)    $       (1.04)  $       (0.73)
                                      Pro forma      $       (0.56)    $       (1.08)  $       (0.76)
Net loss per common
   share                            As reported      $       (0.54)    $       (1.04)  $       (0.74)
                                      Pro forma      $       (0.56)    $       (1.08)  $       (0.77)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998 respectively: expected volatility of 102.0%, 91.0% and 89.6%; risk-free interest rates of 6.09%, 5.43% and 4.86%; and expected lives of three years and expected dividend yields of 0% in all cases.



[GRANT THORNTON LOGO]                                                         26

--------------------------------------------------------------------------------

VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)

--------------------------------------------------------------------------------

18. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (CONTINUED)

Financial Accounting Standards Board Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS 133 "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Subsequent to the issuance of the statement, the Financial Accounting Standards Board issued SFAS 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 - an amendment of FASB Statement No. 133" that deferred the effective date of SFAS 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not have derivative instruments so the Company believes this statement will have no impact on them.

Statements of cash flows

The Company does not believe that differences in presentation are of material significance so as to require further disclosure.

--------------------------------------------------------------------------------

19.    INCOME TAXES

The Company has not recorded in its financial statements the income tax benefits of current and prior years' federal losses of $11,478,000, provincial/state losses of $13,021,000 and investment tax credits of $832,000. These losses and credits are available to reduce taxable income and taxes payable in future years and, if not utilized, will expire as follows:



[GRANT THORNTON LOGO]                                                         27

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

19.    INCOME TAXES (CONTINUED)


                                                     Federal    Provincial/State           Federal
                                                  Income Tax          Income Tax        Investment
                                                      Losses              Losses       Tax Credits
                                                 -----------    ----------------      ------------

       2001                                      $   227,000      $      265,000      $          -
       2002                                          326,000             404,000                 -
       2003                                        1,179,000           1,297,000                 -
       2004                                        1,732,000           1,932,000            20,000
       2005                                        2,510,000           2,680,000            50,000
       2006                                        3,773,000           4,131,000            76,000
       2007                                        1,352,000           1,933,000           123,000
       2008                                                -                   -           109,000
       2009                                                -                   -           220,000
       2010                                                -                   -           234,000
       2012                                          136,000             136,000                 -
       2013                                           45,000              45,000                 -
       2014                                           41,000              41,000                 -
       2015                                          157,000             157,000                 -
                                                 -----------      --------------      ------------

                                                 $11,478,000      $   13,021,000      $    832,000
                                                 ===========      ==============      ============


In addition, the Company has deductions of $4,981,000 available and capital losses and related provisions of $1,844,000 available to offset future taxable capital gains, both of which do not expire. The income tax benefit of these amounts has also not been recorded.
--------------------------------------------------------------------------------

20.    SEGMENTED INFORMATION

Management has determined that the Company operates within one business segment: the computer products segment, which develops, manufactures, distributes and licenses computer based voice processing products and systems based on its proprietary technology. Prior to the disposition of Granville (see Note 15), the Company operated within another business segment: the computer contracts segment, which provided telecommunications design and integration services. The operating results of this segment have been netted and are disclosed separately on the statements of operations.




[GRANT THORNTON LOGO]                                                         28

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

20.    SEGMENTED INFORMATION (CONTINUED)

Revenue from major customers is summarized as follows:


                                                              2000              1999             1998
                                                              ----              ----             ----

Sales
   Unisys Canada Inc.                                $   1,197,399     $     209,080    $           -
   Mercedes Datakor                                        837,281            24,572                -
   Other                                                 3,812,984         2,655,592        1,763,345
                                                       -----------       -----------      -----------
                                                         5,847,664         2,889,244        1,763,345
Licenses and Royalties
   Lernout & Hauspie Speech Products N.V.                1,319,850                 -                -
                                                       -----------       -----------      -----------

                                                     $ 7,167,514       $   2,889,244    $   1,763,345
                                                       =========         ===========      ===========

Sales by industry are summarized as follows:


                                                              2000              1999             1998
                                                              ----              ----             ----
Sales
   Hospitals                                         $   2,837,293     $   1,155,697    $     882,903
   Courts                                                2,386,791         1,311,235          706,322
   Legislatures                                            623,580           422,312          174,120
                                                       -----------       -----------      -----------
                                                         5,847,664         2,889,244        1,763,345
Licenses and Royalties
   Lernout & Hauspie Speech Products N.V.                1,319,850                 -                -
                                                       -----------       -----------      -----------

                                                     $   7,167,514     $   2,889,244    $   1,763,345
                                                       ===========       ===========      ===========

It is not practical to disclose sales by product line.

Export sales of the Company are disclosed separately on the statements of operations.

--------------------------------------------------------------------------------

21.   SUBSEQUENT EVENTS

(a) In October 2000, the Company changed its name from BCB Voice Systems Inc. to VoiceIQ Inc.

(b) Also in October 2000, the Company issued 3,000,000 common shares at a price of $3.00 each for net proceeds of $8,280,000 after deducting Agents' commissions of $720,000 but before deducting other issue costs. As additional consideration for the services of the Agents, the Company issued 300,000 compensation options to purchase common shares at a price of $3.46 per share. The options expire in October 2002.



[GRANT THORNTON LOGO]                                                         29

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

21.   SUBSEQUENT EVENTS (CONTINUED)

(c) Also in October 2000, the Company took possession of the shares of Granville (see Notes 5 and 15) as a means to realize the $300,000 in notes receivable related to its sale in fiscal 1998. Although the Company will have the ability to exercise control of Granville, it has no intention of doing so. The Company intends to hold the shares until the $300,000 in notes receivable is recovered or until the shares are sold.

(d) On November 29, 2000, Lernout & Hauspie Speech Products N.V. ("L&H") voluntarily filed a Chapter 11 petition for reorganization protection under U.S. bankruptcy code and announced that it would file a request for a concordant reorganization under Belgian law. This announcement may impact the following financial statement items or disclosures:

      o The value of short term investments (see Note 3) since trading was halted earlier in November.

      o The value of prepaid royalties (see Note 7), although these have already been fully provided for.

      o L&H's ability to pay the remaining royalty amounts due under the licensing agreement (see Note 22). These royalty amounts have not been recognized by the Company.

(e) In January 2001, the Company acquired the right to purchase 50% of the common shares of B2G Legal Pty Limited in Australia for AUS $1,450,000 by way of a convertible note. In turn, B2G Legal Pty Limited owns 100% of Auscript Pty Limited, a court reporting services firm in Australia. On March 7, 2001, the Company exercised its right to purchase the shares by converting the note.

(f) In March 2001, the Company entered into share purchase agreements to acquire the remaining outstanding shares of INM (see Note 6) to bring its holdings to 100% of the issued and outstanding shares. The transaction was completed in May 2001. The shares of INM were acquired by issuing 4,316,000 common shares of the Company. Upon completion of the transaction, INM's unanimous shareholders' agreement terminated and became void, including, without limitation, the INM shareholder option to acquire 1,800 shares as disclosed in Note 6.

--------------------------------------------------------------------------------

22.   RELATED PARTIES

Flanders Language Valley C.V.A. ("FLV")
---------------------------------------

FLV holds over 18% of the issued common shares of the Company and holds promissory notes as disclosed in Note 11. In addition, FLV holds warrants to acquire 1,054,852 additional common shares at a price of U.S. $0.711 each that expire in February 2001.



[GRANT THORNTON LOGO]                                                         30

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

22.    RELATED PARTIES (CONTINUED)

Lernout & Hauspie Speech Products N.V. ("L&H")
----------------------------------------------

L&H holds over 11% of the issued common shares of the Company. In addition, the Company has entered into a license agreement with L&H as disclosed in Note 7. During the year, L&H exercised 650,000 of its 750,000 warrants to acquire common shares in exchange for L&H common shares that continue to be held at year end (see Note 3). At year end, L&H holds 100,000 of the original 750,000 warrants to acquire common shares of the Company at a price of U.S. $0.711 that expire in February 2001. In June 2000, the Company and L&H entered into a license agreement whereby L&H paid an initial license fee of U.S. $680,000 and the first of three royalty payments of U.S. $220,000. The remaining two payments are due in July 2001 and 2002 respectively. The license agreement grants L&H non-exclusive, perpetual and worldwide license to use and sublicense the use of Voice Flow, a VoiceIQ Inc. product. The Company has included $1,319,850 (U.S. $900,000) in its income for the year with respect to this agreement.

International Neural Machines Incorporated (INM) - see Note 6
-------------------------------------------------------------

During the year, the Company entered into an agreement with INM as disclosed in Note 13(b). Payments totalling $600,000 in relation to this agreement have been added to deferred product development costs during the period. In addition, the Company paid $46,828 to INM for contract work that was charged to cost of sales and accrued $29,535 of interest on the debenture receivable.

Other
-----

During the year, members of management acquired all of the 8% and 83% of the 7% convertible debentures (see Note 11). The 8% convertible debentures were immediately converted to common shares. Interest expense for the period includes $65,642 to members of management.






[GRANT THORNTON LOGO]                                                         31

--------------------------------------------------------------------------------
VOICEIQ INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
Six Months Ending March 31 2001 and 2000
--------------------------------------------------------------------------------

                                                      -2001-             -2000-
Revenue                                                $ 2,541,848        $ 2,759,661

Cost of Sales                                            1,499,410          1,005,020
                                                      ------------       ------------

Gross Profit                                             1,042,438          1,754,641
                                                      ------------       ------------
Margin                                                      41.01%             63.58%
Operational Expenses:
     Selling, marketing & administration expenses        4,563,093          2,079,760
     Software & product development                        477,869            436,115

                                                      ------------       ------------
Total operational expenses                               5,040,962          2,515,875
                                                      ------------       ------------

                                                      ------------       ------------
Loss from operations                                    (3,998,524)          (761,234)
                                                      ------------       ------------
Interest income                                            114,556              2,536
Loss on investment disposal                                161,222
Loss from Equity Investment                                202,034
                                                      ------------       ------------
Net Loss For the Period                               ($ 4,247,224)      ($   758,698)
                                                      ============       ============

Net Loss Per Common Share Issued & Outstanding              ($0.25)            ($0.09)

Common Shares Issued & Outstanding                      17,306,058          8,060,313

--------------------------------------------------------------------------------



[GRANT THORNTON LOGO]                                                         32

--------------------------------------------------------------------------------
VOICEIQ INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
CASH PROVIDED (USED)
Six Months Ending March 31 2001 and 2000
--------------------------------------------------------------------------------

                                                      -2001-             -2000-
Cash Derived From (Applied to)
Operating
     Net Loss                                         ($ 4,247,224)      ($   758,698)
     Depreciation & Amortization                            83,760             36,000
     Investment Write Down                                 161,222
     Loss from equity investment                           202,034
     Net Accrued Interest on debentures payable             35,911
      and receivable added to book values
     Other non-cash interest expense                        40,331            121,498
                                                      ------------      -------------
                                                        (3,723,966)          (601,200)
                                                      ------------      -------------
    Change In Non Cash Working Capital                    (954,817)          (607,123)
                                                      ------------      -------------
                                                        (4,678,783)        (1,208,323)
                                                      ------------      -------------
Financing
     10% Convertible debenture payments                   (601,400)
     Proceeds from shares issued for cash               10,205,133            265,104
     Loan Repayments                                                         (450,000)
     Other payments on long term debt                       (3,447)
     Share Issue Costs                                    (913,266)
     Conversion of Note to Equity                                             553,368
     Private Placement (net)                                                4,067,000
     Rights Issue (Net)                                                     1,319,575
                                                      ------------      -------------
                                                         8,687,020          5,755,047
                                                      ------------      -------------

Investing
     Investment in B2G Australia                        (1,322,480)           (51,039)
     Purchase of Capital Assets                            (98,538)
     Deferred development costs                           (400,000)
     Advances to INM                                      (300,000)
     Notes Receivable                                     ( 20,305)
                                                      ------------      -------------
                                                        (2,141,323)           (51,039)
Foreign Exchange loss on cash held in foreign
 currencies                                                   (462)
Net Increase (Decrease in Cash)                          1,866,452          4,495,685

Opening Cash (Loans)                                       804,755         (1,118,869)
                                                      ------------      -------------
Closing Cash (Loans)                                   $ 2,671,207       $  3,376,816
                                                      ============      =============



[GRANT THORNTON LOGO]                                                         33

Financial Statements

INTERNATIONAL NEURAL
MACHINES INCORPORATED
[Expressed in Canadian dollars]
September 30, 2000

                                AUDITORS' REPORT

To the Directors of
INTERNATIONAL NEURAL MACHINES INCORPORATED

We have audited the balance sheets of INTERNATIONAL NEURAL MACHINES INCORPORATED as at September 30, 2000 and April 30, 2000 and 1999 and the statements of operations and deficit and cash flows for the five month period and the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2000 and April 30, 2000 and 1999 and the results of its operations and its cash flows for the five month period and the years then ended in accordance with Canadian generally accepted accounting principles.


                                                /s/ Ernst & Young LLP


Kitchener, Canada,
November 22, 2000 [except as to note 15 which              Chartered Accountants
 is as of May 17, 2001].

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated November 22, 2000, except as to note 15 which is as of May 17, 2001, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


                                                /s/ Ernst & Young LLP


Kitchener, Canada,
May 17, 2001.                                              Chartered Accountants

INTERNATIONAL NEURAL MACHINES INCORPORATED
[Incorporated under the laws of Ontario]

                                 BALANCE SHEETS
                          [see Going Concern - note 1]

As at                                            [expressed in Canadian dollars]

                                                  SEPTEMBER 30,         APRIL 30,         APRIL 30,
                                                       2000               2000               1999
                                                        $                   $                  $
----------------------------------------------------------------------------------------------------
ASSETS [notes 5, 6 and 7]
CURRENT
Cash and cash equivalents                             43,940             2,775              6,625
Accounts receivable [note 3]                         188,559            38,105            167,106
Unbilled revenue                                          --           105,000            162,751
Prepaid expenses                                       3,193             3,193              3,774
Investment tax credits receivable [note 9]            99,811           171,230            603,025
----------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                 335,503           320,303            943,281
----------------------------------------------------------------------------------------------------
Capital assets - net [note 4]                         77,995            61,538             60,078
Deferred financing costs, net of accumulated
   amortization of $17,643 [April 30, 2000 -
   $15,492, April 30, 1999 - $10,328]                  8,176            10,327             15,491
----------------------------------------------------------------------------------------------------
TOTAL ASSETS                                         421,674           392,168          1,018,850
====================================================================================================

LIABILITIES AND SHAREHOLDERS' (DEFICIT)
CURRENT
Bank indebtedness [note 5]                                --            53,000             30,000
Accounts payable and accrued liabilities             137,247           101,909             56,138
Deferred revenue                                      50,000                --                 --
Due to related party [note 6]                             --            62,005                 --
Current portion of long-term liabilities [note 7]     92,400            92,400             77,000
----------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                            279,647           309,314            163,138
----------------------------------------------------------------------------------------------------
Long-term liabilities [note 7]                        93,615           124,415            841,815
Related party long-term liabilities [note 6]         716,783           714,858             88,958
----------------------------------------------------------------------------------------------------
                                                   1,090,045         1,148,587          1,093,911
----------------------------------------------------------------------------------------------------
Commitments and contingencies [notes 13 and 14]
SHAREHOLDERS' (DEFICIT)
Share capital [note 8]                               936,257           936,257            936,257
(Deficit)                                         (1,604,628)       (1,692,676)        (1,011,318)
----------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' (DEFICIT)                       (668,371)         (756,419)           (75,061)
----------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' (DEFICIT)        421,674           392,168          1,018,850
====================================================================================================

See accompanying notes

On behalf of the Board:

                                    Director                      Director

INTERNATIONAL NEURAL MACHINES INCORPORATED

                      STATEMENTS OF OPERATIONS AND DEFICIT
                          [see Going Concern - note 1]

                                                 [expressed in Canadian dollars]

                                                 FIVE MONTHS ENDED      YEAR ENDED       YEAR ENDED
                                                   SEPTEMBER 30,        APRIL 30,         APRIL 30,
                                                        2000              2000               1999
                                                          $                 $                  $
----------------------------------------------------------------------------------------------------
REVENUE [notes 10 and 11]                            642,863           634,355            941,969
----------------------------------------------------------------------------------------------------

EXPENSES
Cost of product sales                                     --                24                780
Research and development                             316,344           829,807            789,361
Investment tax credits [note 9]                           --          (126,902)          (296,581)
Sales and marketing                                   57,853           159,099            117,055
General and administration                           124,869           333,316            296,584
Amortization                                          11,613            25,564             21,564
----------------------------------------------------------------------------------------------------
                                                     510,679         1,220,908            928,763
----------------------------------------------------------------------------------------------------
Income (loss) from operations                        132,184          (586,553)            13,206
----------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
Interest income                                        2,307            13,887             16,842
Interest expense                                     (46,443)         (108,692)          (101,120)
----------------------------------------------------------------------------------------------------
                                                     (44,136)          (94,805)           (84,278)
----------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                     88,048          (681,358)           (71,072)

(Deficit), beginning of period                    (1,692,676)       (1,011,318)          (940,246)
----------------------------------------------------------------------------------------------------
(DEFICIT), END OF PERIOD                          (1,604,628)       (1,692,676)        (1,011,318)
====================================================================================================

See accompanying notes

INTERNATIONAL NEURAL MACHINES INCORPORATED

                            STATEMENTS OF CASH FLOWS
                          [see Going Concern - note 1]

                                                [expressed in Canadian dollaras]

                                                 FIVE MONTHS ENDED      YEAR ENDED       YEAR ENDED
                                                   SEPTEMBER 30,        APRIL 30,         APRIL 30,

                                                        2000              2000               1999
                                                          $                 $                  $
---------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                     88,048          (681,358)           (71,072)
Add items not involving cash:
   Amortization                                       11,613            25,564             21,564
   Amortization of deferred financing costs            2,151             5,164              5,164
   Revaluation of foreign denominated shareholder
   debenture                                           1,925               900              1,950
---------------------------------------------------------------------------------------------------
                                                     103,737          (649,730)           (42,394)
CHANGE IN NON-CASH WORKING CAPITAL COMPONENTS:
(Increase) decrease in accounts receivable          (150,454)          129,001             69,090
Decrease (increase) in unbilled revenue              105,000            57,751           (162,751)
Decrease (increase) in investment tax credits
  receivable                                          71,419           431,795           (128,206)
Decrease in prepaid expenses                              --               581              1,007
Increase (decrease) in accounts payable and
   accrued liabilities                                35,338            45,771            (40,251)
Increase in deferred revenue                          50,000                --                 --
---------------------------------------------------------------------------------------------------
CASH PROVIDED BY (APPLIED TO) OPERATING ACTIVITIES   215,040            15,169           (303,505)
---------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                           (28,070)          (27,024)            (8,630)
---------------------------------------------------------------------------------------------------
CASH (APPLIED TO) INVESTING ACTIVITIES               (28,070)          (27,024)            (8,630)
---------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from bank loan                                   --            23,000             30,000
Repayments of bank loan                              (53,000)               --                 --
Advance from related party                                --            62,005                 --
Issue of shares                                           --                --                  3
Proceeds from issuance of long-term liabilities           --                --              9,815
Repayment of due to related party                    (62,005)               --                 --
Repayment of long-term liabilities                   (30,800)          (77,000)           (53,056)
Increase in capitalized interest                          --                --              3,341
---------------------------------------------------------------------------------------------------
CASH (APPLIED TO) PROVIDED BY FINANCING ACTIVITIES  (145,805)            8,005             (9,897)
---------------------------------------------------------------------------------------------------

NET CASH PROVIDED (APPLIED) DURING PERIOD             41,165            (3,850)          (332,032)
Cash and cash equivalents, beginning of period         2,775             6,625            328,657
---------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD              43,940             2,775              6,625
====================================================================================================

CASH PAID FOR:
Interest                                              20,402           113,658            101,120
Income taxes                                              --                --                 --
====================================================================================================

See accompanying notes

INTERNATIONAL NEURAL MACHINES INCORPORATED

                          NOTES TO FINANCIAL STATEMENTS

September 30, 2000                               [expressed in Canadian dollars]




1. GOING CONCERN

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.

For the period ended September 30, 2000, the Company had a net income of $88,048 and the accumulated deficit at September 30, 2000 is $1,604,628. The net income of $88,048 for the period ended September 30, 2000 was primarily due to $500,000 from a development contract with a related party.

The Company's ability to continue as a going concern is dependent upon continued support from its lenders [see note 5] and obtaining additional financing to engage in development contracts with third parties, to generate product or licensing revenues or combinations of these activities. The outcome of these activities cannot be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Revenues are derived from various sources including license fees for software products, service fees for customer support and product enhancements, support arrangements for research and development and contract revenue.

Contract revenues include collaborative support in research and development and specific contracts for customer applications. Contract revenue for customer applications is recognized on the percentage of completion basis, utilizing a measurement of efforts incurred compared to total estimated efforts after providing for any anticipated losses under the contract. Research and development support is recognized in the year in which the related research and development expenditures are incurred. Funds received in advance of meeting the criteria for revenue recognition are deferred and recorded as revenue as they are earned and earnings in excess of amounts billed are disclosed as unbilled revenues.

Revenue from the sale of product licenses is recognized upon delivery to the end user when collection is probable and remaining vendor obligations are insignificant. Service fees associated with product enhancements and customer support are sold separately from product licenses and are recognized ratably over the life of the service contracts.

INTERNATIONAL NEURAL MACHINES INCORPORATED

                          NOTES TO FINANCIAL STATEMENTS

September 30, 2000                               [expressed in Canadian dollars]




2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONT'D

FOREIGN CURRENCY

Foreign currency transactions are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction. Foreign currency balances of monetary assets and liabilities are translated using the rate of exchange in effect at the end of the period. Translation gains or losses are included in the statements of operations and deficit.

DEFERRED FINANCING COSTS

Expenses incurred in connection with arranging long-term borrowings are amortized over the term of the borrowing.

CAPITAL ASSETS AND AMORTIZATION

Capital assets are recorded at cost, net of related government assistance and investment tax credits, and amortized over their estimated useful lives as follows:

Office equipment                                           20% declining balance
Computer hardware                                          30% declining balance
Computer software - system software                        30% declining balance
                  - application software                                    100%
Leasehold improvements                  straight-line over the term of the lease

RESEARCH AND DEVELOPMENT

Research expenditures are expensed as incurred. Development expenditures are capitalized to the extent they meet required accounting criteria. To date, these expenditures have not met accounting criteria required for capitalization and have been expensed as incurred. Research and development expenditures are reduced by investment tax credits.

INCOME TAXES

The Company follows the deferral method of income tax allocation, such that timing differences occurring in the calculation of taxable income and accounting income give rise to deferred income taxes.

INTERNATIONAL NEURAL MACHINES INCORPORATED

                          NOTES TO FINANCIAL STATEMENTS

September 30, 2000                               [expressed in Canadian dollars]




2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONT'D

USE OF ESTIMATES

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenues, expenses and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GOVERNMENT ASSISTANCE

The Company makes periodic applications for financial assistance under available government incentive programs. Grants relating to capital expenditures are recorded as a reduction of the cost of such assets. Grants relating to current expenses are recognized as revenue in the period earned.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents are carried at cost which approximates market value.

3. ACCOUNTS RECEIVABLE

As at September 30, 2000, two customers accounted for 85% [one customer at April 30, 2000 - 70%, three customers at April 30, 1999 - 68%] of the accounts receivable balance.

Credit limits, credit evaluation and account monitoring procedures are utilized to minimize risk of loss on collection.

INTERNATIONAL NEURAL MACHINES INCORPORATED

                          NOTES TO FINANCIAL STATEMENTS

September 30, 2000                               [expressed in Canadian dollars]



4. CAPITAL ASSETS

                                                  ACCUMULATED        NET BOOK
                                  COST           AMORTIZATION          VALUE
SEPTEMBER 30, 2000                  $                 $                  $
--------------------------------------------------------------------------------

Office equipment                 39,696            23,790             15,906
Computer hardware               148,376            97,456             50,920
Computer software                24,281            18,420              5,861
Leasehold improvements           10,713             5,405              5,308
--------------------------------------------------------------------------------
                                223,066           145,071             77,995
================================================================================

                                                  ACCUMULATED        NET BOOK
                                  COST           AMORTIZATION          VALUE
APRIL 30, 2000                      $                 $                  $
--------------------------------------------------------------------------------

Office equipment                 35,343            22,734             12,609
Computer hardware               130,163            92,743             37,420
Computer software                19,642            13,468              6,174
Leasehold improvements            9,848             4,513              5,335
--------------------------------------------------------------------------------
                                194,996           133,458             61,538
================================================================================

                                                  ACCUMULATED        NET BOOK
                                  COST           AMORTIZATION          VALUE
APRIL 30, 1999                      $                 $                  $
--------------------------------------------------------------------------------

Office equipment                 32,946            19,494             13,452
Computer hardware               115,530            79,543             35,987
Computer software                 9,648             6,108              3,540
Leasehold improvements            9,848             2,749              7,099
--------------------------------------------------------------------------------
                                167,972           107,894             60,078
================================================================================

INTERNATIONAL NEURAL MACHINES INCORPORATED

                          NOTES TO FINANCIAL STATEMENTS

September 30, 2000                               [expressed in Canadian dollars]




5. BANK LINE OF CREDIT

The Company has a $100,000 line of credit, subject to margining limits on accounts receivable and certain investment tax credits, available at prime plus 1 1/2% [prime being 7.5% at September 30, 2000]. This line of credit is repayable on demand and is collateralized by a general security agreement covering all assets other than real property, guarantee and postponement in the amount of $100,000 signed by a shareholder and business loan insurance in the amount of $100,000 signed by a shareholder. At September 30, 2000, no amount [April 30, 2000 - $53,000, April 30, 1999 - $30,000] was drawn on this facility.

At September 30, 2000, the Company was in violation of a bank covenant concerning its debt to tangible net worth ratio.

6. RELATED PARTIES

RELATED PARTY TRANSACTIONS THROUGHOUT THE PERIODS:

                                                 FIVE MONTHS ENDED      YEAR ENDED       YEAR ENDED
                                                   SEPTEMBER 30,        APRIL 30,         APRIL 30,
                                                        2000              2000               1999
                                                          $                 $                  $
----------------------------------------------------------------------------------------------------
VOICE IQ INC. [formerly BCB Voice Systems Inc.]
Contract revenue                                     550,000           100,000                 --
Interest expense                                      26,042             2,055                 --

DIRECTOR
Interest expense                                          --             2,005                 --

INTERNATIONAL NEURAL MACHINES INCORPORATED

                          NOTES TO FINANCIAL STATEMENTS

September 30, 2000                               [expressed in Canadian dollars]




6. RELATED PARTIES CONT'D

PERIOD-END BALANCES:

                                                   SEPTEMBER 30,        APRIL 30,         APRIL 30,
                                                        2000              2000               1999
                                                          $                 $                  $
----------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
Due to director, interest at 10%                          --            62,005                 --
Due to shareholder, non-interest bearing and
   no terms of repayment                              15,537             5,469                 --
Interest accrued to Voice IQ Inc.                     28,096                --                 --

                                                   SEPTEMBER 30,        APRIL 30,         APRIL 30,
                                                        2000              2000               1999
                                                          $                 $                  $
----------------------------------------------------------------------------------------------------

LONG-TERM LIABILITIES:

Due to shareholder, unsecured, non-interest
   bearing and no specific terms of repayment.        16,608            16,608             16,608

Debenture for $50,000 U.S. owing to
   shareholder, unsecured, non-interest
   bearing.  Repayment of debenture is
   postponed until such time as the Company
   becomes profitable.                                75,175            73,250             72,350

Debenture of $625,000 due to Voice IQ Inc.,
   accruing interest at 10% per annum,
   payable at maturity, maturing the earlier
   of March 19, 2002 or the date which the
   Company completes an Initial Public
   Offering. The debenture is collateralized
   by all current and long-term assets.              625,000           625,000                 --
----------------------------------------------------------------------------------------------------
                                                     716,783           714,858             88,958
====================================================================================================

Voice IQ Inc. is a related party as they have an investment in the Company, which is accounted for by the equity method.

INTERNATIONAL NEURAL MACHINES INCORPORATED

                          NOTES TO FINANCIAL STATEMENTS

September 30, 2000                               [expressed in Canadian dollars]




6. RELATED PARTIES CONT'D

Since the Company has no history of profitability, the principal repayments over the term of the $50,000 U.S. debenture owing to shareholder cannot be reasonably estimated. Accordingly, the entire amount of the loan, as well as the amount due to shareholder, have been classified as long-term, as it is not the shareholder's intention to demand repayment within the next twelve months and are reflected as thereafter in the principal repayment schedule in note 7.

7. LONG-TERM LIABILITIES

                                                   SEPTEMBER 30,        APRIL 30,         APRIL 30,
                                                        2000              2000               1999
                                                          $                 $                  $
----------------------------------------------------------------------------------------------------
Term loan accruing interest at 9.5% to April
  24, 2001 on unpaid capital balance. The rate
  will be adjusted on April 24, 2001 to a
  prevailing rate at that time. The loan is
  repayable in one payment of $500 on May 23,
  1997, followed by 30 monthly principal
  payments of $1,500, commencing June 1997 and
  followed by 35 consecutive monthly payments
  of $3,700. The maturity date is October 23,
  2002. Additional interest of 0.63% of gross
  sales, commencing May 23, 1997 is payable
  monthly. The loan is collateralized by a
  second charge on all current and long-term
  assets; personal property security agreement
  providing first security interest in all
  other personal property including source
  code and an assignment of $175,000 life
  insurance on the life of a shareholder.             96,200          111,000            140,000

----------------------------------------------------------------------------------------------------
SUB-TOTAL                                             96,200           111,000            140,000
----------------------------------------------------------------------------------------------------

INTERNATIONAL NEURAL MACHINES INCORPORATED

                          NOTES TO FINANCIAL STATEMENTS

September 30, 2000                               [expressed in Canadian dollars]




7. LONG-TERM LIABILITIES CONT'D

                                                   SEPTEMBER 30,        APRIL 30,         APRIL 30,
                                                        2000              2000               1999

                                                          $                 $                  $
----------------------------------------------------------------------------------------------------
BALANCE FORWARD                                       96,200           111,000            140,000

Term loan accruing interest at 8.4% to December
 24, 1999 and 9.3%, commencing December 25,
 1999 on unpaid capital balance. The rate is
 to be adjusted on December 24, 2000 to a
 prevailing rate at that time. The loan is
 repayable in eight principal payments of
 $1,000 commencing June 1998, followed by 29
 consecutive monthly instalments of $4,000
 and followed by 15 consecutive monthly
 payments of $5,000. The maturity date is
 September 23, 2002. Additional interest is
 0.6473% of gross sales, commencing May 23,
 1998 is payable monthly. The loan is
 collateralized by second charge on all
 current and long-term assets, assignment of
 shareholder loans other than the $625,000
 debenture, $100,000 guarantee by a
 shareholder of the Company and an assignment
 of $200,000 life insurance on the life of a
 shareholder.                                         89,815           105,815            153,815

Debenture of $625,000, accruing interest at
 10% per annum, payable in quarterly interest
 payments, commencing June 20, 1997, maturing
 the earlier of March 19, 2002 or the date
 which the Company completes an Initial
 Public Offering. Debenture is collateralized
 by all current and long-term assets                      --                --            625,000
----------------------------------------------------------------------------------------------------
                                                     186,015           216,815            918,815
Less current portion                                  92,400            92,400             77,000
----------------------------------------------------------------------------------------------------
                                                      93,615           124,415            841,815
====================================================================================================

INTERNATIONAL NEURAL MACHINES INCORPORATED

                          NOTES TO FINANCIAL STATEMENTS

September 30, 2000                               [expressed in Canadian dollars]




7. LONG-TERM LIABILITIES CONT'D

Interest on long-term liabilities and related party long-term liabilities was $45,093 [April 30, 2000 - $104,873, April 30, 1999 - $101,013].

The repayments of long-term liabilities and related party long-term liabilities [note 6], required within each of the next five years and thereafter, are as follows:

                                                                                               $
--------------------------------------------------------------------------------------------------
2001                                                                                       92,400
2002                                                                                      711,215
2003                                                                                        7,400
2004                                                                                           --
2005                                                                                           --
Thereafter                                                                                 91,783
--------------------------------------------------------------------------------------------------
                                                                                          902,798
==================================================================================================

8. SHARE CAPITAL

                                                   SEPTEMBER 30,        APRIL 30,         APRIL 30,
                                                        2000              2000               1999
                                                          $                 $                  $
----------------------------------------------------------------------------------------------------
AUTHORIZED
  Unlimited   common shares
  Unlimited   special shares

ISSUED
     20,000   common shares                           936,257            936,257          936,257

INTERNATIONAL NEURAL MACHINES INCORPORATED

                          NOTES TO FINANCIAL STATEMENTS

September 30, 2000                               [expressed in Canadian dollars]




8. SHARE CAPITAL CONT'D

[a] ISSUE OF SHARES

     During fiscal 1997, the Company entered into a share purchase agreement involving the issuance of shares to a new investor and existing shareholders. During fiscal 1999, 10,000 shares were issued for $3 pursuant to this agreement.

[b]  OPTION TO PURCHASE SHARES

     Under the terms of a Memorandum of Agreement, a shareholder has the option, exercisable one time only after the principal and accrued interest, if any, on the debenture has been repaid in full to purchase from Voice IQ Inc., 1,800 shares at an aggregate option price of $1.

[c]  COMMITMENTS TO REDEEM SHARES

     Under the terms of the unanimous shareholders' agreement, a shareholder has a "put option" that can be exercised after March 20, 2002. Under the "put option", this shareholder has the right to require the Company to redeem its shares at fair value at the option exercise date. The applicable shareholder held 7,300 shares at September 30, 2000 [7,300 shares at April 30, 2000, 7,300 shares at April 30, 1999].

Subsequent to September 30, 2000, the shareholders of the Company entered into an agreement that would terminate and void the unanimous shareholders' agreement, including the management option and the put option noted above, as disclosed in note 15.

9. INCOME TAXES

Investment tax credits are accrued when qualifying expenditures are incurred and there is reasonable assurance that the credits will be realized. Investment tax credits earned with respect to current expenditures for qualified research and development activities are included in the statement of income as a reduction of expenses. Investment tax credits associated with capital expenditures are reflected as reductions in the carrying amounts of capital assets. The investment tax credits related to the year ended April 30, 2000 are subject to review and audit by Canada Customs and Revenue Agency ["CCRA"]. Although the Company has used its best judgment and understanding of the related income tax legislation in determining these amounts, it is possible that the amounts could change by a material amount in the near term dependent on the review and audit by CCRA.

INTERNATIONAL NEURAL MACHINES INCORPORATED

                          NOTES TO FINANCIAL STATEMENTS

September 30, 2000                               [expressed in Canadian dollars]





9. INCOME TAXES CONT'D

As at September 30, 2000, the Company has the following loss carryforwards and unclaimed scientific research and experimental development expenditures which are deductible in determining income for income tax purposes of future years as follows:

                                                                       FEDERAL         PROVINCIAL
                                                                           $                $
---------------------------------------------------------------------------------------------------
Non-capital losses                                                     315,000          1,293,000
Scientific research and experimental development expenditures        1,060,000          1,060,000
---------------------------------------------------------------------------------------------------
                                                                     1,375,000          2,353,000
===================================================================================================

The non-capital losses expire in the following years:

                                                                       FEDERAL         PROVINCIAL
                                                                           $                 $
---------------------------------------------------------------------------------------------------

2003                                                                        --             16,000
2004                                                                    84,000            519,000
2005                                                                   156,000            392,000
2006                                                                    75,000            214,000
2007                                                                        --            152,000
---------------------------------------------------------------------------------------------------
                                                                       315,000          1,293,000
===================================================================================================

Approximately $10,000 of these losses have been recognized in the financial statements as reductions of deferred tax credits.

The scientific research and experimental development expenditures can be carried forward indefinitely. The benefit of these non-capital losses and scientific research and experimental development expenditures have not been recognized in the financial statements, other than the $10,000 mentioned previously. The scientific research and experimental development expenditure carryforwards reflect a valuation allowance provided against the refundable investment tax credits.

As at September 30, 2000, the Company has unused non-refundable investment tax credits, expiring in the years 2001 through 2010, in the amount of $260,000 available to reduce federal income taxes payable in future years. The benefit of these non-refundable investment tax credits has not been recognized in the financial statements.

INTERNATIONAL NEURAL MACHINES INCORPORATED

                          NOTES TO FINANCIAL STATEMENTS

September 30, 2000                               [expressed in Canadian dollars]





9. INCOME TAXES CONT'D

Income taxes expense (recovery) varies from the amounts that would be computed by applying the statutory income tax rates to income before provision for income taxes as shown in the following table.

                                                 FIVE MONTHS ENDED      YEAR ENDED       YEAR ENDED
                                                   SEPTEMBER 30,        APRIL 30,         APRIL 30,
                                                        2000              2000               1999
                                                          $                 $                  $
---------------------------------------------------------------------------------------------------
Combined Federal and Provincial income tax rate         43.95%            44.6%              44.6%
===================================================================================================

Income tax expense (recovery) computed

   at statutory rates                                 39,000          (304,000)           (32,000)
Benefit of losses and deductions (recognized)
   not recognized                                    (39,000)          350,000             53,000
Ontario superallowance deduction                          --           (46,000)           (21,000)
---------------------------------------------------------------------------------------------------
                                                          --                --                 --
===================================================================================================

10. REVENUE

Revenue consists of:

                                                 FIVE MONTHS ENDED      YEAR ENDED       YEAR ENDED
                                                   SEPTEMBER 30,        APRIL 30,         APRIL 30,
                                                        2000              2000               1999
                                                          $                 $                  $
---------------------------------------------------------------------------------------------------
Contract revenues                                    617,881           515,497            605,875
Licensing agreements                                  24,982           104,000            330,331
Product sales                                             --            14,858              5,763
---------------------------------------------------------------------------------------------------
                                                     642,863           634,355            941,969
===================================================================================================

11. GOVERNMENT AND SIMILAR GRANTS

For the five month period ended September 30, 2000, the Company earned government and similar grants of approximately $42,600 [April 30, 2000 - $18,200, April 30, 1999 - $341,800], which were included in contract revenue.

INTERNATIONAL NEURAL MACHINES INCORPORATED

                          NOTES TO FINANCIAL STATEMENTS

September 30, 2000                               [expressed in Canadian dollars]




12. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED
    ACCOUNTING PRINCIPLES

In certain respects, Canadian generally accepted accounting principles ["Canadian GAAP"] differs from United States generally accepted accounting principles ["U.S. GAAP"]. The impact of any significant differences on the Company's financial statements are summarized below:

BALANCE SHEETS

                                                   CANADIAN                                 U.S.
                                                     GAAP             ADJUSTMENT            GAAP
SEPTEMBER 30, 2000                                     $                   $                  $
---------------------------------------------------------------------------------------------------
Current assets                                       335,503                --            335,503
Capital assets                                        77,995                --             77,995
Deferred financing costs                               8,176                --              8,176
---------------------------------------------------------------------------------------------------
                                                     421,674                --            421,674
===================================================================================================

Current liabilities                                  279,647                --            279,647
Long-term liabilities                                 93,615                --             93,615
Related party long-term liabilities                  716,783                --            716,783
Redeemable common shares [i]                              --           625,000            625,000
Share capital [i]                                    936,257          (625,000)           311,257
(Deficit)                                         (1,604,628)               --         (1,604,628)
---------------------------------------------------------------------------------------------------
                                                     421,674                --            421,674
===================================================================================================

INTERNATIONAL NEURAL MACHINES INCORPORATED

                          NOTES TO FINANCIAL STATEMENTS

September 30, 2000                               [expressed in Canadian dollars]




12. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED
    ACCOUNTING PRINCIPLES CONT'D

                                                   CANADIAN                                 U.S.
                                                     GAAP             ADJUSTMENT            GAAP
APRIL 30, 2000                                         $                   $                  $
---------------------------------------------------------------------------------------------------
Current assets                                       320,303                --            320,303
Capital assets                                        61,538                --             61,538
Deferred financing costs                              10,327                --             10,327
---------------------------------------------------------------------------------------------------
                                                     392,168                --            392,168
===================================================================================================

Current liabilities                                  309,314                --            309,314
Long-term liabilities                                124,415                --            124,415
Related party long-term liabilities                  714,858                --            714,858
Redeemable common shares [i]                              --           625,000            625,000
Share capital [i]                                    936,257          (625,000)           311,257
(Deficit)                                         (1,692,676)               --         (1,692,676)
---------------------------------------------------------------------------------------------------
                                                     392,168                --            392,168
===================================================================================================

                                                   CANADIAN                                 U.S.
                                                     GAAP             ADJUSTMENT            GAAP
APRIL 30, 1999                                         $                   $                  $
---------------------------------------------------------------------------------------------------

Current assets                                       943,281                --            943,281
Capital assets                                        60,078                --             60,078
Deferred financing costs                              15,491                --             15,491
---------------------------------------------------------------------------------------------------
                                                   1,018,850                --          1,018,850
===================================================================================================

Current liabilities                                  163,138                --            163,138
Long-term liabilities                                841,815                --            841,815
Related party long-term liabilities                   88,958                --             88,958
Redeemable common shares [i]                              --           625,000            625,000
Share capital [I]                                    936,257          (625,000)           311,257
(Deficit)                                         (1,011,318)               --         (1,011,318)
---------------------------------------------------------------------------------------------------
                                                   1,018,850                --          1,018,850
===================================================================================================

INTERNATIONAL NEURAL MACHINES INCORPORATED

                          NOTES TO FINANCIAL STATEMENTS

September 30, 2000                               [expressed in Canadian dollars]




12. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED
    ACCOUNTING PRINCIPLES CONT'D

[i] Under U.S. GAAP, a Company's share capital subject to mandatory redemption requirements or share capital whose redemption is outside the control of the issuer, is required to be presented separately in the balance sheet and excluded from the caption 'shareholders' equity'. Under Canadian GAAP, for other than public enterprises, disclosure of this redemption feature is required, but segregation from share capital is not required [see note 8[c]].

13. COMMITMENTS

The Company has entered into leases for office premises and certain computer equipment. Payments required to 2002 and in the aggregate, are as follows:

                                                                           $
-----------------------------------------------------------------------------

2001                                                                   36,209
2002                                                                   38,309
-----------------------------------------------------------------------------
                                                                       74,518
=============================================================================

The Company and Voice IQ Inc. have agreed to begin merger negotiations in an attempt to combine their companies. There can be no assurance that any merger of the two companies will take place [see note 15].

14. CONTINGENCIES

During the year ended April 30, 2000, the Company was contracted to provide certain research activities and prepare a report of the results. The contract provided for billings to be issued on a monthly basis as expenditures were incurred and not to exceed $138,500 US [$208,710 Cdn.] in total. Subsequent to April 30, 2000, the Company has received a notice from the customer to terminate the contract under termination of default and has been advised that there will be no further payments made under the contract. The Company has issued invoices under the contract for $135,130 US [$200,643 Cdn.], of which $62,360 US [$90,984
Cdn.] has been paid and recognized as revenue in the accounts for the year ended April 30, 2000 and $72,770 US [$109,659 Cdn.] remains outstanding as at April 30 and September 30, 2000. The $72,770 US [$109,659 Cdn.] unpaid portion has not been included in these financial statements since ultimate collection is not reasonably assured.

INTERNATIONAL NEURAL MACHINES INCORPORATED

                          NOTES TO FINANCIAL STATEMENTS

September 30, 2000                               [expressed in Canadian dollars]




14. CONTINGENCIES CONT'D

The Company is vigorously contesting that payment is due for all amounts billed to date and believes that the arbitration process, stipulated in the contract, will result in full payment of the outstanding amount. The outcome cannot be determined at this time and as a result the unpaid portion of $72,770 US [$104,416 Cdn.] has not been recognized in these financial statements. The final amount to be received, if any, will be recognized in the accounts in the period that the dispute is resolved.

This contract also includes a provision that allows, in the event of a termination of default, the customer to procure similar services from other parties to complete the contract and to seek reimbursement from the Company for costs incurred in excess of the maximum contract fee of $138,500 US [$205,132 Cdn.]. As a result, it is possible that the customer may be able to claim reimbursement from the Company. Management disagrees with this termination for default and intends to seek arbitration resolution or legal action, if necessary, against the customer for full payment on amounts outstanding and to dismiss the notice. The outcome of this dispute can not be determined at this time and as a result no amount has been accrued in these financial statements. Any amounts resulting from settlement of this dispute will be recognized in the period it is resolved.

In 1996, the Company entered into a separate research contract with the Canadian-Israel Research and Development Foundation. The contract stipulates revenues of $375,000, of which $375,000 has been recognized to date. Under the terms of the contract, the Company is required to make repayments of 2.5% of gross sales to a maximum of $375,000 if the resulting product[s] are sold commercially. If the rights to the technology are sold outright to a third party, one half of all proceeds of the sale are repayable to a maximum of $375,000. In the case of a breach of the agreement, all contributions provided become due if the default is not rectified within thirty days after the date of receipt of notice of the breach. If upon termination of the research contract for any other reason and the entire budgeted expenditures have not been expended, the Company is required to return its pro rata share of such unexpended portion.

INTERNATIONAL NEURAL MACHINES INCORPORATED

                          NOTES TO FINANCIAL STATEMENTS

September 30, 2000                               [expressed in Canadian dollars]




15. SUBSEQUENT EVENT

On March 26, 2001, the shareholders of the Company entered into share purchase agreements whereby VoiceIQ Inc. will acquire the remaining outstanding shares of the Company. This will result in VoiceIQ Inc. owning 100% of the issued and outstanding common shares of the Company. The transaction was completed on May 17, 2001.

Upon completion of the transaction, the Company's unanimous shareholders' agreement terminated and became void, including, without limitation, the management option and the put option disclosed in notes 8[b] and 8[c], respectively.

GRANT THORNTON LLP
CHARTERED ACCOUNTANTS
MANAGEMENT CONSULTANTS
Canadian Member Firm of
Grant Thornton International                               [GRANT THORNTON LOGO]



















                                        VOICEIQ INC.
                                        (FORMERLY BCB VOICE SYSTEMS INC.)
                                        PRO-FORMA CONSOLIDATED
                                        FINANCIAL STATEMENTS
                                        (Unaudited - See Compilation Report)
                                        September 30, 2000

CONTENTS

                                                                        PAGE

Compilation Report                                                         1

Pro-forma Consolidated Statement of Operations                             2

Pro-forma Consolidated Balance Sheet                                       3

Notes to the Pro-forma Consolidated Financial Statements               4 - 7















[GRANT THORNTON LOGO]

GRANT THORNTON LLP
CHARTERED ACCOUNTANTS
MANAGEMENT CONSULTANTS
Canadian Member Firm of
Grant Thornton International                               [GRANT THORNTON LOGO]






COMPILATION REPORT

To the Board of Directors of
VoiceIQ Inc.

We have reviewed, as to compilation only, the accompanying pro-forma consolidated balance sheet of VoiceIQ Inc. (formerly BCB Voice Systems Inc.) as at September 30, 2000 and the pro-forma consolidated statement of operations for the year then ended, which have both been prepared for inclusion in their 20-F filing. In our opinion, the pro-forma consolidated financial statements have been properly compiled to give effect to the transactions and the assumptions described in the notes thereto.

                                                    "Grant Thornton LLP"

Markham, Canada
April 4, 2001                                        Chartered Accountants







15 Allstate Parkway
Suite 200
Markham
Ontario
L3R 5B4
Tel: (905) 475-1100
Fax: (905) 475-8906



[GRANT THORTON LOGO]                                                           1

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited - See Compilation Report)
Year Ended September 30, 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

                                               VIQ            INM    Adjustments         Pro-forma
                                         (Audited)    (Unaudited)    (Unaudited)       (Unaudited)
Sales
   Exports                             $ 3,693,544   $    295,100   $          -       $ 3,988,644
   Domestic                              2,154,120        703,466       (646,827)        2,210,759
                                       -----------   ------------   ------------       -----------


                                         5,847,664        998,566       (646,827)        6,199,403
Licenses and royalties                   1,319,850              -              -         1,319,850
                                       -----------   ------------   ------------       -----------
                                         7,167,514        998,566       (646,827)        7,519,253
Cost of sales                            2,353,783             24        (46,827)        2,306,980
                                       -----------   ------------   ------------       -----------
Gross profit                             4,813,731        998,542       (600,000)        5,212,273
Interest income                            104,642          8,443        (29,535)           83,550
                                       -----------   ------------   ------------       -----------
                                         4,918,373      1,006,985       (629,535)        5,295,823
                                       -----------   ------------   ------------       -----------

Selling and administrative expenses      6,497,596        629,107        920,177         8,046,880
Research and development                   827,827        728,351       (305,000)        1,251,178
                                       -----------   ------------   ------------       -----------
                                         7,325,423      1,357,458        615,177         9,298,058
                                       -----------   ------------   ------------       -----------

Loss before the following items         (2,407,050)      (350,473)    (1,244,712)       (4,002,235)
Provision for loss on prepaid royalties (1,481,775)             -              -        (1,481,775)
Loss from equity investment               (190,933)             -        190,933                 -
Write down of investments                 (527,778)             -              -          (527,778)
                                       -----------   ------------   ------------       -----------
Net loss                               $(4,607,536)  $   (350,473)  $ (1,053,779)      $(6,011,788)
                                       ===========   ============   ============       ===========

--------------------------------------------------------------------------------------------------

Net loss per common share              $     (0.53)                                    $     (0.45)
                                       ===========                                     ===========

--------------------------------------------------------------------------------------------------







   See accompanying notes to the pro-forma consolidated financial statements.

[GRANT THORTON LOGO]                                                           2

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
PRO-FORMA CONSOLIDATED BALANCE SHEET
(Unaudited - See Compilation Report)
September 30, 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

                                                VIQ           INM    Adjustments       Pro-forma
                                          (Audited)     (Audited)    (Unaudited)     (Unaudited)
ASSETS
Current
   Cash and cash equivalents           $    804,755   $    43,940   $          -    $    848,695
   Short term investments                   161,222             -              -         161,222
   Receivables                            1,709,478       288,370              -       1,997,848
   Current portion of notes receivable       98,990             -              -          98,990
   Inventories                              539,939             -              -         539,939
   Prepaids                                  65,451         3,193        (50,000)         18,644
                                       ------------   -----------   ------------    ------------
                                          3,379,835       335,503        (50,000)      3,665,338
Notes receivable                            318,809             -              -         318,809
Investment in INM                         2,108,602             -     (2,108,602)              -
Capital assets                              387,176        77,995              -         465,171
Intangibles                                 655,957         8,176      6,438,438       7,102,571
                                       ------------   -----------   ------------    ------------

                                       $  6,850,379   $   421,674   $  4,279,836    $ 11,551,889
                                       ============   ===========   ============    ============

------------------------------------------------------------------------------------------------

LIABILITIES

Current
   Payables and accruals               $  2,337,778   $   137,247   $    (29,535)   $  2,445,490
   Deferred revenue                          20,230        50,000        (50,000)         20,230
   Current portion of long term debt        601,400        92,400              -         693,800
                                       ------------   -----------   ------------    ------------
                                          2,959,408       279,647        (79,535)      3,159,520
Long term debt                              945,706        93,615              -       1,039,321
Due to related parties                            -       716,783       (625,000)         91,783
                                       ------------   -----------   ------------    ------------
                                          3,905,114     1,090,045       (704,535)      4,290,624
                                       ------------   -----------   ------------    ------------


SHAREHOLDERS' EQUITY (DEFICIENCY)
Capital stock                            21,792,276       936,257      3,379,743      26,108,276
Deficit                                 (18,847,011)   (1,604,628)     1,604,628     (18,847,011)
                                       ------------   -----------   ------------    ------------
                                          2,945,265      (668,371)     4,984,371       7,261,265
                                       ------------   -----------   ------------    ------------

                                       $  6,850,379   $   421,674   $  4,279,836    $ 11,551,889
                                       ============   ===========   ============    ============

------------------------------------------------------------------------------------------------


On behalf of the Board

"Terry Graham"                           Director    "C. Wallis King"                        Director
----------------------------------------             ---------------------------------------

   See accompanying notes to the pro-forma consolidated financial statements.

[GRANT THORTON LOGO]                                                           3

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - See Compilation Report)
September 30, 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

1. BASIS OF PRESENTATION

The pro-forma consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and the pro-forma assumptions and adjustments described in these notes.

The pro-forma consolidated financial statements are based upon the audited consolidated financial statements of VoiceIQ Inc. (VIQ) for the year ended September 30, 2000 and the audited balance sheet of International Neural Machines Inc. (INM) at September 30, 2000 and the unaudited statement of operations for the year then ended.

The operating results presented in the pro-forma consolidated financial statements are not necessarily indicative of the future combined operating results nor of operating results that would have been reported had the businesses previously been combined.

The pro-forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto of VIQ and the audited financial statements and notes thereto of INM included in the 20-F filing.

--------------------------------------------------------------------------------

2. PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS ASSUMPTIONS

The pro-forma consolidated financial statements have been prepared to give effect to the following:

(a) For balance sheet purposes, it is assumed that the acquisition of the remaining equity interest in INM took place on September 30, 2000 rather than subsequent to year end. This results in 100% ownership of INM and requires full consolidation of the two companies as at September 30, 2000. The goodwill related to the acquisition was calculated on a stepped basis based on the fair value of the net assets of INM on April 12, 2000 and September 30, 2000.

(b) For statement of operations purposes, it is assumed that the full 100% acquisition of INM by VIQ occurred on October 1, 1999 rather than on a stepped basis on April 12, 2000 and subsequent to September 30, 2000. This requires full consolidation of the two companies for the year ended September 30, 2000. The goodwill related to the acquisition was calculated on the same basis as the pro-forma balance sheet.

(c) For statement of operations purposes, it was assumed that the initial acquisition of the equity interest in INM was financed through the issuance of 400,000 common shares of VIQ and the issuance of 245,098 special warrants on October 1, 1999 versus April 12, 2000. It is also assumed that the special warrants were converted to common shares on September 7, 2000. It is assumed that the acquisition of the remaining equity interest in INM was financed through the issuance of 4,316,000 common shares of VIQ for proceeds of $4,316,000 on September 30, 2000 for balance sheet purposes and October 1, 1999 for statement of operations purposes, versus subsequent to September 30, 2000.

[GRANT THORTON LOGO]                                                           4

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - See Compilation Report)
September 30, 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

3. PROFORMA ADJUSTMENTS

(1)    The purchase price has been allocated as follows:

       Fair value of net assets (deficit) acquired                $  (681,900)
                                                                  ===========

       Acquisition price
           April 12, 2000                                           1,645,000
           Subsequent to September 30, 2000                         4,316,000
                                                                  -----------

                                                                  $ 5,961,000
                                                                  ===========

       Allocation
           Net liabilities                                        $  (681,900)
           Goodwill, to be amortized on a straight line
               basis over seven years                               6,642,900
                                                                  -----------

                                                                  $ 5,961,000
                                                                  ===========

(2)    For balance sheet purposes:

       o $50,000 of intercompany amounts have been eliminated from prepaids and deferred revenue.

       o      The investment in INM of $2,108,602 has been eliminated.

       o The net book value of goodwill totalling $6,519,563 has been recorded as an intangible.

       o Unrealized profit included in deferred product development totalling $81,125 has been eliminated from intangibles.

       o Accrued interest totalling $29,535 on the debenture payable by INM to VIQ has been eliminated.

       o The debenture payable totalling $625,000 by INM to VIQ has been eliminated.

       o      The capital stock of INM totalling $936,257 has been eliminated.

       o The capital stock of VIQ issued to acquire the remaining equity interest in INM totalling $4,316,000 has been recorded.

       o      The deficit in INM totalling $1,604,628 has been eliminated.

(3) For statement of operations purposes:

       o $600,000 of revenue recorded in INM that was recorded as deferred product development in VIQ has been reversed. $295,000 of this represents the unrealized profit included in deferred development costs, so only $305,000 has been reversed from research and development costs.

       o $46,827 of intercompany revenue has been eliminated from sales and cost of sales.

       o $29,535 has been eliminated from interest income and selling and administrative expenses related to interest on the intercompany debenture.

       o Amortization of $949,712 on the goodwill related to INM has been recorded as a selling and administrative expense.

       o The loss from equity investment related to INM has been eliminated.

[GRANT THORTON LOGO]                                                           5

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - See Compilation Report)
September 30, 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

4. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

In certain respects, Canadian generally accepted accounting principles ("Canadian GAAP") differ from United States generally accepted accounting principles ("U.S. GAAP").

Pro-forma consolidated statement of operations
Net loss according to Canadian GAAP                                   $(6,011,788)
Deferred development costs, net of related amortization (i)              (305,000)
Deferred foreign exchange gain (ii)                                       (43,900)
Unrealized losses on available for sale securities (iii)                  527,778
                                                                      -----------

Net loss according to U.S. GAAP                                       $(5,832,910)
                                                                      ===========

Net loss per common share according to U.S. GAAP, basic and diluted   $     (0.44)
                                                                      ===========

Net loss according to U.S. GAAP                                       $(5,832,910)
Unrealized losses on available for sale securities                       (527,778)
                                                                      -----------

Comprehensive loss according to U.S. GAAP                             $(6,360,688)
                                                                      ===========


(i) Under Canadian GAAP, development costs that meet specific criteria related to technical, market and financial feasibility are deferred and amortized on a straight line basis over the estimated product life, not to exceed three years. Under U.S. GAAP, these expenditures must be expensed as incurred.

(ii) Under Canadian GAAP, unrealized gains and losses arising from the translation of long-term monetary assets and liabilities denominated in foreign currencies are deferred and amortized over the remaining lives of the related items. Under U.S. GAAP, such gains and losses are included in earnings.

(iii) Under Canadian GAAP, unrealized losses on available for sale securities (short term investments) are included in earnings as are subsequent unrealized recoveries, to the extent of original cost. Under U.S. GAAP, unrealized gains and losses on available for sale securities are included in a separate component of shareholders' equity and only realized gains and losses are included in earnings.

Pro-forma consolidated balance sheet

                             Canadian GAAP        Adjustment        U.S. GAAP
                           ---------------     -------------  ---------------

Current assets (i)         $     3,665,338     $     (33,990) $     3,631,348
Notes receivable (i)               318,809          (318,809)               -
Capital assets                     465,171                 -          465,171
Intangibles (ii)                 7,102,571          (518,875)       6,583,696
                           ---------------     -------------  ---------------

                           $    11,551,889     $    (871,674) $    10,680,215
                           ===============     =============  ===============


[GRANT THORTON LOGO]                                                           6

--------------------------------------------------------------------------------
VOICEIQ INC. (FORMERLY BCB VOICE SYSTEMS INC.)
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - See Compilation Report)
September 30, 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

4. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (CONTINUED)

                                        Canadian GAAP        Adjustment        U.S. GAAP
                                      ---------------     -------------  ---------------
Current liabilities                   $     3,159,520     $           -  $     3,159,520
Long term debt                              1,039,321                 -        1,039,321
Due to related parties                         91,783                 -           91,783
Capital stock (i)                          26,108,276          (352,799)      25,755,477
Unrealized losses on available for
   sale securities (iii)                            -          (527,778)        (527,778)
Deficit (iv)                              (18,847,011)            8,903      (18,838,108)
                                      ---------------     -------------  ---------------

                                      $    11,551,889     $    (871,674) $    10,680,215
                                      ===============     =============  ===============


(i) Under U.S. GAAP, share purchase loans must be netted against capital stock. Under Canadian GAAP, share purchase loans that meet specific criteria regarding recoverability are recorded as assets on the balance sheet. Notes receivable, current assets and capital stock have been adjusted for the effect of these loans.

(ii) Intangibles have been adjusted for the effect of deferred development costs as disclosed in footnote (i) to the consolidated statement of operations.

(iii) The unrealized losses on available for sale securities have been adjusted as disclosed in footnote (iii) to the consolidated statement of operations.

(iv) The deficit adjustment reflects the cumulative effect of the adjustments outlined in (ii) and (iii) above.

[GRANT THORTON LOGO]                                                           7